                                                            File Nos. 333-138322
                                                                       811-21974


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------

                                    FORM N-4


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         Pre-effective Amendment No. 2
                          Post-Effective Amendment No.


                                       and

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                          ----------------------------

           HORACE MANN LIFE INSURANCE COMPANY QUALIFIED GROUP ANNUITY
                                SEPARATE ACCOUNT
                           (Exact Name of Registrant)
                          ----------------------------

                       Horace Mann Life Insurance Company
                               (Name of Depositor)

               One Horace Mann Plaza, Springfield, Illinois 62715
              (Address of Depositor's Principal Executive Offices)

                                 (217) 789-2500
                         (Depositor's Telephone Number)

                                 Ann M. Caparros
                              One Horace Mann Plaza
                           Springfield, Illinois 62715
                     (Name and Address of Agent for Service)
                          ----------------------------
                          Copies of Communications to:

                                 Stephen E. Roth
                         Sutherland Asbill & Brennan LLP
                          1275 Pennsylvania Avenue, NW
                            Washington, DC 20004-1415

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
As soon as practicable after the effective date of this filing.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Title of Securities Registered: Flexible Premium Group Variable Annuity Contract

PROSPECTUS

QUALIFIED VARIABLE DEFERRED GROUP
ANNUITY CONTRACT

GROUP PRODUCT

HORACE MANN LIFE INSURANCE COMPANY
QUALIFIED GROUP ANNUITY SEPARATE ACCOUNT


JUNE 15, 2007

QUALIFIED VARIABLE DEFERRED GROUP ANNUITY CONTRACT ISSUED BY HORACE MANN LIFE INSURANCE COMPANY QUALIFIED GROUP ANNUITY SEPARATE ACCOUNT
FLEXIBLE PREMIUM CONTRACT FOR QUALIFIED RETIREMENT PLANS

     This prospectus offers a Variable, qualified group annuity contract ("Contract") to qualified retirement plans. The Contract and certificates issued thereunder ("Certificates") are issued by Horace Mann Life Insurance Company ("HMLIC") in connection with retirement plans or arrangements which may qualify for special tax treatment under the Internal Revenue Code of 1986 as amended ("IRC").

     Participants may allocate Net Premium and Participant Account Value to the Fixed Account or to the Horace Mann Life Insurance Company Qualified Group Annuity Separate Account ("Separate Account") that invests through each of its Subaccounts (sometimes referred to as Variable Investment Options) in a corresponding Underlying Fund. The retirement plan sponsor has the right to limit the number of funds available in its plan and may choose to exclude some of the following Underlying Funds. The Underlying Funds are:

LIFECYCLE FUNDS
          Wilshire Variable Insurance Trust 2010 Aggressive Fund Wilshire Variable Insurance Trust 2010 Moderate Fund
          Wilshire Variable Insurance Trust 2010 Conservative Fund Wilshire Variable Insurance Trust 2015 Moderate Fund
          Wilshire Variable Insurance Trust 2025 Moderate Fund
          Wilshire Variable Insurance Trust 2035 Moderate Fund
          Wilshire Variable Insurance Trust 2045 Moderate Fund
LARGE COMPANY STOCK FUNDS
     Large Value
          Davis Value Portfolio
          T. Rowe Price Equity Income Portfolio VIP II
          Wilshire Large Company Value Portfolio (Investment Class)
     Large Core
          Dow Jones Wilshire 5000 Index Portfolio (Investment Class) Fidelity VIP Growth & Income Portfolio SC 2
          Fidelity VIP Index 500 Portfolio SC 2
          Wilshire VIT Equity Fund
     Large Growth
          AllianceBernstein VPS Large Cap Growth Portfolio
          Fidelity VIP Growth Portfolio SC 2
          Wilshire Large Company Growth Portfolio (Investment Class) MID-SIZE COMPANY STOCK FUNDS
     Mid Value
          AllianceBernstein VPS Fund, Inc. Small/Mid Cap Value Portfolio Ariel Appreciation Fund(R)(1)
     Mid Core
          Fidelity VIP Mid Cap Portfolio SC 2
          Rainier Small/Mid Cap Equity Portfolio
     Mid Growth
          Delaware VIP Growth Opportunities Series -- Service Class Putnam VT Vista Fund (IB Shares)
          Wells Fargo Advantage VT Discovery Fund(SM)
SMALL COMPANY STOCK FUNDS
     Small Value
          Ariel Fund(R)(1)
          Royce Capital Fund Small-Cap Portfolio
          Wilshire Small Company Value Portfolio (Investment Class)
     Small Core
          Goldman Sachs VIT Structured Small Cap Equity Fund
          Neuberger Berman Genesis Fund -- Advisor Class
     Small Growth
          AllianceBernstein VPS Fund, Inc. Small Cap Growth Portfolio Delaware VIP Trend Series -- Service Class
          Wilshire VIT Small Cap Growth Fund
INTERNATIONAL STOCK FUNDS
          Fidelity VIP Overseas Portfolio SC 2
          Wilshire VIT International Equity Fund
SPECIALTY
          Wilshire VIT Socially Responsible Fund
REAL ESTATE
          Cohen & Steers VIF Realty Fund, Inc.
BOND FUNDS
          Fidelity VIP High Income Portfolio SC 2
          Fidelity VIP Investment Grade Bond Portfolio SC 2
          Wilshire VIT Income Fund
          Wilshire VIT Short-Term Investment Fund
BALANCED FUND
          Wilshire VIT Balanced Fund
MONEY MARKET
          T. Rowe Price Prime Reserve Portfolio

(1) These underlying funds are not available as an investment option for a 457(b) Contract.

     Trademarks used in this document are owned by and used with the permission of the appropriate company.

     In some situations we provide a premium bonus rider. This bonus feature provides for a percentage of premium to be credited to all premiums We receive at Our Home Office during a specified period of time. This rider will only be included if negotiated by the employer and HMLIC as part of the Contract and the premium bonus will never be more than 5% nor paid longer than 5 years. There is no separate charge for this rider. Including this bonus feature may result however, in a longer surrender charge period, a higher mortality and expense risk fee or higher surrender charges and may only be beneficial to you if you own a Certificate for a sufficient length of time.


     This prospectus sets forth the information an investor should know before purchasing a Contract or the Certificates thereunder and should be kept for future reference. Additional information about the Horace Mann Life Insurance Company Qualified Group Annuity Separate Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information dated June 15, 2007. The Statement of Additional Information is incorporated by reference and is available upon request, without charge. You may obtain the Statement of Additional Information by writing to Horace Mann Life Insurance Company, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to 217 527-2307 or by telephoning 217 789-2500 or 800 999-1030 (toll-free). The table of contents of the Statement of Additional Information appears on page 35 of this prospectus.


     The Securities and Exchange Commission maintains a website
(http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information that the Horace Mann Life Insurance Company Qualified Group Annuity Separate Account files electronically with the Securities and Exchange Commission.

  THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THIS SECURITY OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE ANNUITIES OFFERED BY HMLIC ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY. THEY ARE NOT DEPOSITS OF, OBLIGATIONS OF OR GUARANTEED BY
    ANY BANK. THEY INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF
                           PRINCIPAL AMOUNT INVESTED.


                 The date of this prospectus is June 15, 2007.

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                        PAGE
                                                                        ----
DEFINITIONS                                                               4
SUMMARY                                                                   6
FEE TABLES AND EXAMPLE                                                    9
  Participant Transaction Expenses                                        9
  Periodic Fees and Expenses                                              9
  Total Annual Underlying Fund Operating Expenses                        10
  Example                                                                10
CONDENSED FINANCIAL INFORMATION                                          11
HORACE MANN LIFE INSURANCE COMPANY, THE FIXED ACCOUNT, THE SEPARATE
  ACCOUNT AND THE UNDERLYING FUNDS                                       12
    Horace Mann Life Insurance Company                                   12
    The Fixed Account                                                    12
    The Separate Account                                                 12
    The Underlying Funds                                                 12
      Availability of Options                                            19
      Limit on Number of Subaccounts selected                            19
      Selection of Underlying Funds                                      20
      Payments We Receive                                                20
      Addition, Deletion, or Substitution of Underlying Funds            20
      Voting Rights                                                      20
THE CONTRACT                                                             21
  Who owns the money accumulated under the Contract                      21
  Participants' Rights                                                   21
  Purchasing a Certificate                                               21
  Canceling the Certificate                                              21
  Premium Payments                                                       21
    Amount and Frequency of Premium Payments                             21
    Allocation of Net Premium                                            21
    Accumulation Units and Accumulation Unit Value                       22
  Transactions                                                           22
    Transfers                                                            22
    Dollar Cost Averaging                                                22
    Rebalancing                                                          23
    Changes to Premium Allocations                                       23
    Market Timing                                                        23
    Surrender or Withdrawal Before Commencement of Annuity Period        24
    Payments We Make                                                     25
    Confirmations                                                        25
  Deductions and Expenses                                                25
    Services and Benefits We Provide                                     25
    Costs and Expenses We Incur                                          25
    Risks We Assume                                                      26
    Waiver, Reduction or Elimination of Deductions and Expenses          26
    Premium Taxes                                                        26
    Surrender Charges                                                    26
    Annual Maintenance Fee                                               26
    Mortality and Expense Risk Fee                                       26
    Charges for Optional Riders                                          26
    Operating Expenses of the Underlying Funds                           27
  Death Benefit Proceeds                                                 27
  Guaranteed Minimum Death Benefit Riders                                27
  Annuity Payments                                                       29
  Annuity Payment Options                                                30
  Amount of Fixed and Variable Annuity Payments                          30
  Annuity Unit Value                                                     31
  Misstatement of Age or Sex                                             31
TAX CONSEQUENCES                                                         32
  Other Considerations                                                   32
  Separate Account                                                       32
  Transfers, Assignments, or Exchanges of a Certificate                  32
  Participants                                                           32
    Contribution Limitations and General Requirement Applicable to
     Qualified Plans                                                     32
    Taxation of Annuity Benefits                                         33
    Additional Taxes                                                     33
OTHER INFORMATION                                                        35
ADDITIONAL INFORMATION                                                   35
APPENDIX: GUARANTEED MINIMUM DEATH BENEFIT EXAMPLES                      37


    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF, OR SOLICITATION OF AN OFFER TO ACQUIRE, ANY INTEREST OR PARTICIPATION IN THE CONTRACT OR CERTIFICATES ISSUED THEREUNDER OFFERED BY THIS PROSPECTUS IN ANY STATE TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH STATE.

DEFINITIONS
--------------------------------------------------------------------------------

     ACCUMULATION UNIT: A unit of measurement used to determine the value of a Participant's interest in a Subaccount before Annuity Payments begin.

     ACCUMULATION UNIT VALUE: The value of an Accumulation Unit on any Valuation Date.

     ANNUITANT: The person whose life determines the Annuity Payments made under a Certificate.

     ANNUITIZED VALUE: The amount applied to purchase Annuity Payments. It is equal to the Participant Account Value on the Annuity Date, adjusted for any Market Value Adjustment and less any applicable premium tax.

     ANNUITY DATE: The date Annuity Payments begin.

     The Annuity Payments made to a Participant will begin on the Annuity Date. The criteria for setting an Annuity Date are set forth in Your Certificate, and the anticipated Annuity Date is shown on the Annuity Data pages of Your Certificate.

     ANNUITY PAYMENTS: A series of payments that may be for life; for life with a guaranteed number of payments; for the joint lifetimes of the Annuitant and another person, and thereafter, during the lifetime of the survivor; or for some fixed period. A fixed annuity provides a series of payments that will be equal in amount throughout the annuity period, except in the case of certain joint and survivor Annuity Payment options. A fixed annuity does not participate in the investment experience of any Subaccount. A Variable annuity provides a series of payments that vary in amount.

     ANNUITY PERIOD: The period during which Annuity Payments are made to the Annuitant and the last surviving joint Annuitant, if any.

     ANNUITY UNIT: A unit of measurement used in determining the amount of a Variable Annuity Payment during the Annuity Period.

     ANNUITY UNIT VALUE: The value of an Annuity Unit on any Valuation Date.

     CERTIFICATE: The document issued to each Participant under a Contract describing the terms of the Contract and the rights and benefits of the Participant.

     CERTIFICATE ACCOUNT: An account established to receive a Participant's Net Premium.

     CERTIFICATE ACCOUNT VALUE: A Certificate Account's Fixed Account Value plus the Certificate Account's Variable Account Value.

     CERTIFICATE ANNIVERSARY: The same day and month as a Certificate Date for each succeeding year of a Certificate.

     CERTIFICATE DATE: The date when a Certificate becomes effective. The Certificate Date is shown on the Annuity Data pages of the Certificate.

     CERTIFICATE YEAR: A period of twelve months beginning on the Certificate Date or any Certificate Anniversary.

     CONTRACT: The group flexible premium deferred Variable annuity contract this prospectus offers. This document describes the terms of the annuity contract, the rights of the Contract Owner and the rights and benefits of the Participants.

     CONTRACT ACCOUNT: An account established to receive Contract Owner Net Premium on behalf of a Participant.

     CONTRACT ACCOUNT VALUE: A Contract Account's Fixed Account Value plus the Contract Account's Variable Account Value.

     CONTRACT OWNER: The entity identified as the Contract Owner on the Annuity Data pages of a Certificate.

     FIXED ACCOUNT: An account established to receive the Net Premium and the transfers allocated to the General Fixed Account and any Guarantee Period Account(s). Fixed Account money is invested along with other insurance funds in Our general account.

     FIXED ACCOUNT VALUE: The dollar value of the Fixed Account under a Certificate before Annuity Payments begin.

     FIXED ANNUITY PAYMENT: A series of payments that will be equal in amount throughout the annuity period, except in the case of certain joint and survivor Annuity Payment options.

     FIXED NET PREMIUM: The Net Premium allocated to the Fixed Account plus any transfers from the Variable Account, less a proportional amount for any withdrawals and transfers from the Fixed Account.

     GENERAL FIXED ACCOUNT: A Participant's portion of an interest-bearing account set up to receive the Net Premium and the transfers allocated to such account under the Participant Account. The General Fixed Account is distinguished from the Guarantee Period Account option(s) of the Fixed Account.

     GUARANTEE PERIOD ACCOUNT(S): Fixed Account option(s) that may be offered under a Certificate that provide a guaranteed interest rate for a specified period of time ("Guarantee Period") and to which a Market Value Adjustment may apply.

     HMLIC, WE, US, OUR: Horace Mann Life Insurance Company.

     HOME OFFICE: The mailing address and telephone number of Our Home Office are: P.O. Box 4657, Springfield, Illinois 62708-4657; 800-999-1030. Our street address is 1 Horace Mann Plaza, Springfield, Illinois 62715.

     INVESTMENT OPTIONS: The Fixed Account option(s) and the Underlying Funds in which the Subaccounts invest.

     MARKET VALUE ADJUSTMENT: For any Guarantee Period Account, an increase or decrease in the surrender value or withdrawal value, a transfer amount, or in the amount applied to an annuity option. A Market Value Adjustment reflects changes in the level of prevailing current interest rates since the beginning of each Guarantee Period.

     MUTUAL FUND(S): Open-end management investment companies. These companies are generally registered under the Investment Company Act of 1940.

     NET PREMIUM: The premium payments paid to HMLIC under the Contract Account and Certificate Account of a Certificate, less any applicable premium tax.

     PARTICIPANT (YOU, YOUR): A person to whom a Certificate showing participation under a Contract has been issued.

     PARTICIPANT ACCOUNT: An account established for each Participant to receive premium payments made by or on behalf of the Participant.

     PARTICIPANT ACCOUNT VALUE: The Contract Account Value plus the Certificate Account Value, before Annuity Payments begin.

     PLAN: The employer-sponsored retirement plan under which a Certificate is issued, evidenced by a written Plan Document.

     PLAN DOCUMENT -- A document establishing the terms and benefits of a Plan. We are not a party to such a document.

     PREMIUM YEAR: A period of twelve months beginning on the date each premium payment is received in Our Home Office and on any annual anniversary of that date.

     PROOF OF PARTICIPANT'S DEATH: (1) A completed claimant's statement as provided by Us; and (2a) a certified copy of the death certificate or (2b) any other proof of death satisfactory to Us, including, but not limited to, a certified copy of a decree of a court of competent jurisdiction certifying death, or a written statement by a medical doctor who attended the deceased at the time of death; and (3) any additional forms, documentation, and written payment instructions necessary to process a death benefit claim, in a form satisfactory to Us.

     QUALIFIED PLAN: The term "Qualified Plan" in this prospectus will be used to describe the following Contracts: IRC Section 403(b) tax sheltered annuity ("403(b) Contract"); IRC Section 457(b) eligible governmental plan annuity ("457(b) Contract"); and IRC Section 401 qualified annuity.

     SEPARATE ACCOUNT: The Horace Mann Life Insurance Company Qualified Group Annuity Separate Account, a segregated Variable investment account consisting of Subaccounts each of which invests in a corresponding Underlying Fund. The Separate Account was established by HMLIC under Illinois law and is registered as a unit investment trust under the Investment Company Act of 1940.

     SUBACCOUNT: A division of the Separate Account, which purchases shares of a corresponding Underlying Fund.

     UNDERLYING FUNDS: Mutual Funds that are listed in this document and are available for investment by the Separate Account.

     VALUATION DATE: Any day on which the New York Stock Exchange ("NYSE") is open for trading and on which the net asset value of each share of the Underlying Funds is determined. The Valuation Date ends at 3:00 p.m. Central time or the close of the NYSE if earlier.

     VALUATION PERIOD: The period from the end of a Valuation Date to the end of the next Valuation Date, excluding the day the period begins and including the day it ends.

     VARIABLE: The values vary based on the investment performance of the Subaccount(s) selected.

     VARIABLE ACCOUNT: A Participant's portion of the Separate Account set up to receive Net Premium, any applicable premium bonus and transfers allocated to the Separate Account under the Participant Account.

     VARIABLE ACCOUNT VALUE: The dollar value of the Variable Account before Annuity Payments begin.

     VARIABLE ANNUITY PAYMENT: A series of payments that vary in amount throughout the annuity period.

SUMMARY
--------------------------------------------------------------------------------

     This summary is intended to provide a brief overview of the more significant aspects of the Contract and the Certificates thereunder. Certain Contract features described in this prospectus may not be available in all states or Plans. More detailed information about the material rights and features under the Contract (and the Certificates thereunder) can be found elsewhere in this prospectus and in the Separate Account Statement of Additional Information. Terms and conditions of the Contracts and Certificates thereunder may be modified as required by law in the State in which the application or enrollment form is signed. Such variations and any applicable endorsements and riders are described in the Contract and underlying Certificates. THE PARTICIPANT'S RIGHTS WILL ALSO BE SUBJECT TO ANY LIMITS IMPOSED BY A PLAN. THE EMPLOYER HAS THE RIGHT TO LIMIT THE INVESTMENT OPTIONS AVAILABLE IN ITS CONTRACT AND MAY NEGOTIATE WITH HMLIC TO REDUCE OR WAIVE CERTAIN CHARGES IN THE CONTRACT AS WELL AS NEGOTIATE THE ADDITION OR DELETION OF CERTAIN BENEFITS DESCRIBED IN THIS PROSPECTUS. THE PLAN DOCUMENT MAY ALSO LIMIT THE PARTICIPANTS' RIGHTS. REFER TO THE CONTRACT, YOUR CERTIFICATE AND THE PLAN DOCUMENT FOR THE SPECIFIC DETAILS OF YOUR PRODUCT AND YOUR EMPLOYER'S PLAN. This prospectus is intended to serve as a disclosure document that focuses on the Variable portion of the Contract and the Certificates. For information regarding the fixed portion, refer to the Contract and Your Certificate.

     Detailed information about the Underlying Funds is contained in each Underlying Fund's prospectus and in each Underlying Fund Statement of Additional Information.

     The expenses for the Underlying Funds, including advisory and management fees, are found in each Underlying Fund's prospectus.

WHAT IS THE "SEPARATE ACCOUNT?"

     The Separate Account segregates assets dedicated to the Variable portion of the Contract offered herein. The Separate Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust. The Separate Account consists of Subaccounts, each investing in shares of a corresponding Underlying Fund.

WHO MAY PURCHASE THE CONTRACT OFFERED BY THIS PROSPECTUS?

     Employers may purchase the Contract and Participants may purchase Certificates thereunder. The Certificates are designed for individuals seeking long-term tax-deferred accumulation of funds.

     The Contract offered by this prospectus is for Qualified Plans. Purchasing a Certificate as an investment vehicle for a Qualified Plan does not provide any additional tax advantage beyond that already available through the Qualified Plan.

     The Contract and the Certificates offered thereunder are offered and sold by HMLIC through its licensed life insurance sales personnel. These insurance sales personnel are registered representatives of Horace Mann Investors, Inc. ("HM Investors"). In addition, the Contract and Certificates may be offered and sold through independent agents and other broker-dealers. HM Investors is a broker-dealer registered under the Securities and Exchange Act of 1934. HMLIC has entered into a distribution agreement with HM Investors. HM Investors is a member of the NASD.

WHAT ARE MY INVESTMENT CHOICES?

     You may invest Your money in up to 24 Investment Options at any one time. The Plan sponsor may limit the Investment Options available in its Plan by electing to exclude certain Investment Options.

     (A)  SEPARATE ACCOUNT

     Includes Subaccounts, each of which invests in one of the following Underlying Funds:

LIFECYCLE FUNDS
          Wilshire Variable Insurance Trust 2010 Aggressive Fund Wilshire Variable Insurance Trust 2010 Moderate Fund Wilshire Variable Insurance Trust 2010 Conservative Fund Wilshire Variable Insurance Trust 2015 Moderate Fund Wilshire Variable Insurance Trust 2025 Moderate Fund Wilshire Variable Insurance Trust 2035 Moderate Fund Wilshire Variable Insurance Trust 2045 Moderate Fund

LARGE COMPANY STOCK FUNDS
     Large value
          Davis Value Portfolio
          T. Rowe Price Equity Income Portfolio VIP II
          Wilshire Large Company Value Portfolio (Investment Class)

     Large core
          Dow Jones Wilshire 5000 Index Portfolio (Investment Class) Fidelity VIP Growth & Income Portfolio SC 2
          Fidelity VIP Index 500 Portfolio SC 2
          Wilshire VIT Equity Fund

     Large growth
          AllianceBernstein VPS Large Cap Growth Portfolio
          Fidelity VIP Growth Portfolio SC 2
          Wilshire Large Company Growth Portfolio (Investment Class)

MID-SIZE COMPANY STOCK FUNDS
     Mid value
          AllianceBernstein VPS Fund, Inc. Small/Mid Cap Value Portfolio Ariel Appreciation Fund(R)(1)

     Mid core
          Fidelity VIP Mid Cap Portfolio SC 2
          Rainier Small/Mid Cap Equity Portfolio

     Mid growth
          Delaware VIP Growth Opportunities Series -- Service Class Putnam VT Vista Fund (IB Shares)
          Wells Fargo Advantage VT Discovery Fund(SM)

SMALL COMPANY STOCK FUNDS
     Small value
          Ariel Fund(R)(1)
          Royce Capital Fund Small-Cap Portfolio
          Wilshire Small Company Value Portfolio (Investment Class)

     Small core
          Goldman Sachs VIT Structured Small Cap Equity Fund
          Neuberger Berman Genesis Fund -- Advisor Class

     Small growth
          AllianceBernstein VPS Fund, Inc. Small Cap Growth Portfolio Delaware VIP Trend Series -- Service Class
          Wilshire VIT Small Cap Growth Fund

INTERNATIONAL STOCK FUNDS
          Fidelity VIP Overseas Portfolio SC 2
          Wilshire VIT International Equity Fund

SPECIALTY
          Wilshire VIT Socially Responsible Fund

REAL ESTATE
          Cohen & Steers VIF Realty Fund, Inc.

BOND FUNDS
          Fidelity VIP High Income Portfolio SC 2
          Fidelity VIP Investment Grade Bond Portfolio SC 2
          Wilshire VIT Income Fund
          Wilshire VIT Short-Term Investment Fund

BALANCED FUND
          Wilshire VIT Balanced Fund

MONEY MARKET
          T. Rowe Price Prime Reserve Portfolio

(1)  These Funds are not available as Investment Options for a 457(b) Contract.

     (B) FIXED ACCOUNT -- You also may direct Your money to the Fixed Account and receive a guaranteed rate of return. For additional information about the Fixed Account, please see Your Certificate or "Horace Mann Life Insurance Company, the Fixed Account, the Separate Account and the Underlying
Funds -- Fixed Account."

WHEN CAN I TRANSFER BETWEEN ACCOUNTS?

     At any time before Your Certificate's Annuity Date, You may transfer amounts from one Subaccount to another, and to and from the Fixed Account, subject to certain restrictions. Transfers from a Guarantee Period Account to the General Fixed Account or to the Variable Account, or between Guarantee Period Accounts, may be subject to a Market Value Adjustment. The dollar cost averaging program permits You to systematically transfer (on a quarterly, semi-annual, or annual basis) a fixed dollar amount between the Fixed Account and Variable Investment Options and within the Variable Investment Options. The dollar cost averaging program is only available before the Annuity Date. For complete details see "Transfers."

MAY I WITHDRAW ALL OR PART OF MY PARTICIPANT ACCOUNT VALUE BEFORE THE ANNUITY DATE?

     Unless restricted by the Internal Revenue Code of 1986, as amended ("IRC") or Your employer's Plan Document, You may at any time before the Annuity Date surrender Your Certificate in whole or withdraw in part for cash. Surrenders and withdrawals may be subject to surrender charges as described in "Deductions and Expenses -- Surrender Charges" and/or a Market Value Adjustment as described in "Horace Mann Life Insurance Company, the Fixed Account, the Separate Account and the Underlying Funds -- The Fixed Account." You should refer to Your Certificate for Your specific charges. In any Certificate Year, You may withdraw a portion of Your Participant Account Value without a surrender charge and/or a Market Value Adjustment. You may have to pay federal income taxes and a penalty tax on any money You surrender or partially withdraw from Your Certificate.

WHAT ARE THE CHARGES OR DEDUCTIONS?

     The Certificate may be subject to deductions for applicable state or local government premium taxes. Premium taxes presently range from 0% to 1% for Certificates issued under Qualified Plans, as defined in this prospectus.

     We will deduct a mortality and expense risk fee (M&E Fee) of no greater than 1.25% (annual rate) from the Subaccounts. This fee is computed on a daily basis.

     We will deduct an annual maintenance fee from Your Participant Account Value on each Certificate Anniversary; we will deduct a proportionate amount of this fee upon surrender of Your Certificate. This fee may not exceed $36. We will waive this fee if the Participant Account Value equals or exceeds $50,000 at the time the fee is assessed.

     We may deduct a surrender charge on certain surrenders and withdrawals. The surrender charge is a percentage of the premium payments withdrawn or surrendered. In addition, we may apply a Market Value Adjustment for surrenders, withdrawals, transfers and annuitizations from the Fixed Account. For withdrawals from the Variable Account, the surrender charge is deducted from the Participant's value in the Subaccount(s) from which the withdrawal is made. See "The Contract -- Transactions -- Surrender or Withdrawal Before Commencement of Annuity Period."

     We may reduce, waive or eliminate one or more of the above referenced charges or deductions for the Contract or Certificates under a particular Plan. We will not, however, reduce, waive, or eliminate any deduction or expense in a manner that is unfairly discriminatory against any person. You should refer to Your Certificate for Your specific charges.

WHAT CHARGES WILL I PAY ON AN ANNUAL BASIS FOR OPTIONAL RIDERS?

     The Contract Owner may select any of the optional riders described below for all Participants in its Plan. Alternatively, any optional rider available under a Contract or Certificate (except the Premium Bonus Rider) that the Contract Owner has not selected for all Participants in its Plan, may be elected by a Participant at the time of Certificate issue. One or more of these optional riders may not be available to all Plans. You should refer to Your Certificate for the optional riders available to You.

     GUARANTEED MINIMUM DEATH BENEFIT RIDER -- STEP-UP WITH RETURN OF
PREMIUM -- If this rider is selected, You will pay a charge not to exceed 0.20%* (on an annual basis). We deduct these charges from the Variable Account as a percentage of Your average Variable Account Value and compute them on a daily basis. The charge for this rider will continue until the Certificate is terminated or You annuitize. At this time, HMLIC is not assessing a charge on the Fixed Account Value.

     GUARANTEED MINIMUM DEATH BENEFIT RIDER -- RETURN OF PREMIUM WITH INTEREST--If this rider is selected, You will pay a charge not to exceed 0.30%* (on an annual basis). We deduct these charges from the Variable Account as a percentage of Your average Variable Account Value and compute them on a daily basis. The charge for this rider will continue until the Certificate is terminated or You annuitize. At this time, HMLIC is not assessing a charge on the Fixed Account Value.

     GUARANTEED MINIMUM DEATH BENEFIT RIDER -- RETURN OF PREMIUM -- If this rider is selected, You will pay a charge not to exceed 0.05% (on an annual basis). We deduct these charges from the Variable Account as a percentage of Your average Variable Account Value and compute them on a daily basis. The charge for this rider will continue until the Certificate is terminated or You annuitize. At this time, HMLIC is not assessing a charge on the Fixed Account Value.

()* If both the Guaranteed Minimum Death Benefit Rider -- Step-up with Return of Premium and the Guaranteed Minimum Death Benefit Rider -- Return of Premium with Interest are selected the total annual charge for both riders will not exceed 0.40% of the average Variable Account Value. At this time, HMLIC is not assessing a charge on the Fixed Account Value.

     PREMIUM BONUS RIDER -- This option provides for a credit of a percentage of premium We receive at Our Home Office during the period of time specified in Your Certificate. This rider will only be included if negotiated by the employer and HMLIC as part of the Contract. There is no separate charge for this rider; any charge for this rider will be included in the other Certificate charges. Including this bonus feature may result however, in a longer surrender charge period, higher surrender charges, or a higher mortality and expense risk fee.

WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF INVESTING IN A CERTIFICATE?

     Amounts contributed on a pretax basis generally are not taxed at the time of the contribution. Earnings are also not taxed as they accumulate within the Certificate. Certificate benefits will be taxable as ordinary income when received with the exception of benefits attributable to designated Roth contributions. Earnings attributable to designated Roth contributions may be tax free if certain conditions are met. See "Tax Consequences" for further discussion.

     The IRC provides an additional tax (penalty tax) for premature distributions from Qualified Plans. Values may not be withdrawn from Section 403(b), Section 457(b), and certain Section 401 Contracts, except under certain circumstances. See "Tax Consequences." These Certificates might not be suitable for short-term investment. See "The Certificate -- Transactions -- Surrender or Withdrawal Before Commencement of Annuity Period."

IF I RECEIVE MY CERTIFICATE AND AM DISSATISFIED, MAY I RETURN IT?

     Subject to various state insurance laws, You may return the Certificate to HMLIC within 30 days of Your receipt of the Certificate. HMLIC will refund the greater of (1) the premium payments made for the Certificate, less any withdrawals and any outstanding loan balance, or (2) the Participant Account Value minus any applicable premium bonus as of the date the returned Certificate was received. We will pay the refund within 10 calendar days after We receive the Certificate. Upon return of the Certificate, it will be deemed void.

WHEN CAN I BEGIN RECEIVING ANNUITY PAYMENTS, AND WHAT OPTIONS ARE AVAILABLE?

     Payments will begin on the Annuity Date set by the terms of Your Certificate, or the terms of the Plan Document. Variable Annuity Payments are made only in monthly installments. Various Annuity Payment options are available under the Certificate.

     Annuity Payments may be fixed or Variable or a combination of fixed and Variable payments. The following options are available for receiving Annuity
Payments: Life Annuity with payments guaranteed for periods of Life Only, 10, 15 or 20 years; Joint and Survivor Annuity; and Payments for a Specified Period.

     The IRC may restrict or penalize certain premature distributions from Qualified Plans, and the IRC also generally requires that distributions from Qualified Plans begin by April 1 following the calendar year in which the Participant reaches age 70 1/2. See "Tax Consequences -- Taxation of Certificate Benefits."

FEE TABLES AND EXAMPLE
--------------------------------------------------------------------------------

     The following tables describe the maximum fees and expenses that You may pay when buying, owning and surrendering the Certificate. The first table describes the fees and expenses that You will pay at the time that You buy the Certificate, surrender the Certificate or transfer cash value between Investment Options. State premium taxes may also be deducted. These tables assume that all fees and expenses assessed under the contract are applicable. Actual fees and expenses applicable to Your Certificate will be shown in Your Certificate.

     To determine the Certificate You own, look in the bottom left-hand corner of Your Certificate for the form number. This prospectus applies to all HMLIC Certificates with a form number of IC-456 immediately followed by any combination of 3 letters and/or numbers.

PARTICIPANT TRANSACTION EXPENSES:(1)

Surrender Charges(2) (as a percentage of premium payments surrendered or withdrawn, if applicable)

                                                                   PERCENTAGE OF
PREMIUM YEAR                                                          PREMIUM
------------                                                   ---------------------
1                                                                         8%
2                                                                       7.5%
3                                                                         7%
4                                                                         6%
5                                                                         5%
Thereafter                                                                0%

(1) Any premium taxes relating to this Certificate will be deducted from the premium or deducted in computing the Annuitized Value, when applicable. Such premium taxes and the time of deduction of those taxes will be determined by the Participant's current place of residence. Premium taxes currently range from 0% to 1% for Certificates issued under Qualified Plans, as defined in this prospectus.

(2) See Your Certificate for the surrender charge schedule that applies to You. In no event will the surrender charge apply after the 10th Certificate Anniversary.

     We guarantee that the aggregate surrender charge will never exceed 9% of Your total Net Premium.

     The next table describes the maximum fees and expenses that You will pay periodically during the time that You own the Certificate, not including Underlying Fund fees and expenses.

PERIODIC FEES AND EXPENSES

Annual Maintenance Fee(1)                                      $  36
Separate Account Annual Expenses (as a percentage of average
  Variable Account Value)
Mortality and Expense Risk Fees                                 1.25%
Total Separate Account Annual Expenses                          1.25%

(1) We deduct a pro rata portion of this fee upon the surrender of the Certificate. We currently waive the annual maintenance fee if the Participant Account Value equals or exceeds $50,000 at the time the fee is assessed.

OPTIONAL RIDER CHARGES (AS A PERCENTAGE OF AVERAGE VARIABLE ACCOUNT VALUE)+

Guaranteed Minimum Death Benefit Rider -- Step-up with
  Return of Premium                                            0.20%*
Guaranteed Minimum Death Benefit Rider -- Return of Premium
  with Interest                                                0.30%*
Guaranteed Minimum Death Benefit Rider -- Return of Premium    0.05%

()* If both the Guaranteed Minimum Death Benefit Rider -- Step-up with Return of Premium and the Guaranteed Minimum Death Benefit Rider -- Return of Premium with Interest are selected, the total annual charge for both riders will not exceed 0.40% (on an annual basis) of Your average Variable Account Value.

()+  At this time, HMLIC is not assessing a charge on the Fixed Account Value.

Premium Bonus Rider                                            0.00%(2)

(2) Although there is no separate charge for this rider, including the bonus feature may result in a longer surrender charge period, a higher mortality and expense risk fee, or higher surrender chargers.

     For information concerning compensation paid for the sale of the Certificates, see "Deductions and Expenses."

     The next item shows the lowest and highest total operating expenses charged by the Underlying Funds for the fiscal year ended December 31, 2006. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund.


TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES(1)            LOWEST   HIGHEST
--------------------------------------------------            ------   -------
(expenses that are deducted from Underlying Fund assets,
  including management fees, distribution and/or service
  (12b-1) fees and other expenses)                             0.35       91%



(1) The portfolio expenses used to prepare this table were provided to HMLIC by the Underlying Funds. HMLIC has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2006. Current or future expenses may be greater or less than those shown. These numbers do not reflect any waivers currently in place. The Underlying Funds may impose a redemption fee on certain transactions and these fees are not reflected above. Please see "Transactions-Market Timing" for a discussion of these fees.


     The table showing the range of expenses for the Underlying Funds takes into account the expenses of the Lifecycle Funds and the Wilshire VIT Balanced Fund ("Balanced Fund"), each of which is a "fund of funds." A "fund of funds" purchases shares of other funds (each an "Acquired Fund"). Each "fund of funds' has its own set of operating expenses, as does each of the Acquired Funds in which it invests. In determining the range of Underlying Fund expenses, we have taken into account the information received from each Lifecycle Fund or the Balanced Fund on the combined actual expenses for each such "fund of funds," which include the pro rata portion of the fees and expenses incurred indirectly by a Lifecycle Fund or Balanced Fund as a result of its investment in shares of one or more Acquired Funds. See the prospectus for the Lifecycle Funds or the Balanced Fund for a presentation of the applicable Acquired Fund fees and expenses.

EXAMPLE

     This Example is intended to help You compare the cost of investing in the Certificate with the cost of investing in other variable annuity contracts. These costs include Participant transaction expenses, the annual maintenance fee, Separate Account annual expenses and Underlying Fund fees and expenses. This example includes the highest cost of any combination of available riders.


     The Example assumes that You invest $10,000 at Certificate issue in the Variable Account of the Certificate for the time periods indicated. The Example also assumes that Your investment has a 5% return each year, assumes the highest fees and expenses of any of the Underlying Funds as of December 31, 2006 without reflecting the impact of any Underlying Fund fee or expense waiver, and a surrender charge as described above. Although Your actual costs may be higher or lower, based on these assumptions Your costs would be:


     If You surrender Your Certificate at the end of the applicable time period:


1 YEAR   3 YEARS   5 YEARS   10 YEARS
------   -------   -------   --------
$5,428   $9,260    $10,382   $10,776


     If You do NOT surrender or if You annuitize Your Certificate at the end of the applicable time period:


1 YEAR   3 YEARS   5 YEARS   10 YEARS
------   -------   -------   --------
$4,998   $9,154    $10,363   $10,776



     PLEASE REMEMBER THAT THE EXAMPLE IS SIMPLY AN ILLUSTRATION AND DOES NOT REPRESENT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those shown. Similarly, Your rate of return may be more or less than the 5% assumed in the Example. The Example assumes the highest fees and expenses of any Underlying Funds and does not reflect any Underlying Fund fee or expense waivers. Under the Example's assumptions, your contract would terminate without value during the fourth contract year.

CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------


     As of June 15, 2007, no Contracts or Certificates had been sold. Therefore, we have not provided any condensed financial information.


     Financial statements of HMLIC are available with the Statement of Additional Information. A copy of the Statement of Additional Information and the financial statements may be obtained without charge by mailing a written request to HMLIC, P.O. 4657, Springfield, Illinois 62708-4657, by sending a telefascimile(FAX) transmission to (217) 527-2307, or by telephoning
(217)789-2500 or (800) 999-1030 (toll free).

HORACE MANN LIFE INSURANCE COMPANY,
THE FIXED ACCOUNT,
THE SEPARATE ACCOUNT AND
THE UNDERLYING FUNDS

HORACE MANN LIFE INSURANCE COMPANY

     HMLIC, located at 1 Horace Mann Plaza, Springfield, Illinois 62715-0001 (Our Home Office), is an Illinois stock life insurance company organized in 1949. HMLIC is licensed to do business in 48 states and in the District of Columbia. HMLIC writes individual and group life insurance and annuity contracts on a nonparticipating basis.

     HMLIC is an indirect wholly-owned subsidiary of Horace Mann Educators Corporation, a publicly-held insurance holding company traded on the NYSE.

THE FIXED ACCOUNT

     The Fixed Account is part of HMLIC's general account. We use general account assets to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, HMLIC has sole discretion over the investment of the assets of the Fixed Account. HMLIC bears the full investment risk for all amounts contributed to the Fixed Account. HMLIC guarantees that the amounts allocated to the Fixed Account under the Certificates will be credited interest daily at an annual interest rate as specified in Your Certificate. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion. The Fixed Account is made up of the General Fixed Account and any Guarantee Period Account(s) selected by the Contract Owner.

     The Guarantee Period Account(s) provide a guaranteed interest rate for a specified period of time ("Guarantee Period"). Before the Annuity Date, You may allocate all or a portion of a Net Premium or transfer all or part of Your Participant Account Value into any Guarantee Period Account available under Your Certificate. Each Net Premium allocated to or amount transferred to a Guarantee Period Account will have its own Guarantee Period and interest rate that We will guarantee for the duration of the Guarantee Period. Transfers between Guarantee Period Accounts, and from a Guarantee Period Account to the General Fixed Account or the Variable Account, are subject to restrictions described in the Contract (and the Certificates thereunder). If You transfer, withdraw, surrender, or apply to an Annuity Payment option, amounts in a Guarantee Period Account before the end of its related Guarantee Period, a Market Value Adjustment will apply. A Market Value Adjustment reflects changes in the level of prevailing current interest rates since the beginning of the relevant Guarantee Period, and may be positive or negative. Any negative Market Value Adjustment amount will be waived to the extent it would decrease the Fixed Account Value below the Fixed Net Premium less any outstanding loan balance. The Market Value Adjustment is applied before any applicable surrender charges or other charges are deducted.

     THE FIXED ACCOUNT, INTERESTS IN ANY GUARANTEE PERIOD ACCOUNT, AND THE MARKET VALUE ADJUSTMENT, HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT. This disclosure, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. For additional information about the Fixed Account and the operation of the Market Value Adjustment, please see Your Certificate.

THE SEPARATE ACCOUNT

     On October 16, 2006 HMLIC established the Separate Account under Illinois law. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). The Separate Account and each Subaccount are administered and accounted for as a part of the business of HMLIC. However, the income, gains and losses, whether or not realized, of each Subaccount are credited to or charged against the amounts allocated to that Subaccount, in accordance with the terms of the Certificate and without regard to other income, gains or losses of the remaining Subaccounts or of HMLIC. The assets of the Separate Account may not be charged with liabilities arising out of any other business of HMLIC. All obligations arising under the Certificate, including the promise to make Annuity Payments, are general corporate obligations of HMLIC. Accordingly, all of HMLIC's assets are available to meet its obligations and expenses under the Certificate. While HMLIC is obligated to make payments under the Certificate, the amounts of Variable Annuity Payments are not guaranteed.

     The Separate Account is divided into Subaccounts. HMLIC uses the assets of each Subaccount to buy shares of a corresponding Underlying Fund based on Participant instructions.

THE UNDERLYING FUNDS

     Each of the Underlying Funds is registered with the Securities and Exchange Commission ("SEC") as a diversified open-end management investment company under the 1940 Act. This registration does not involve supervision of the management or investment practices or policies of the Underlying Funds by the SEC.

     The Underlying Funds are listed below along with their primary investment objectives and a brief description of the adviser to each Underlying Fund. THERE IS NO ASSURANCE THAT ANY OF THE FUNDS WILL ACHIEVE ITS STATED OBJECTIVE. Detailed information on the Underlying Funds can be found in the current prospectus for each Underlying Fund. Prospectuses for the Underlying Funds should be read carefully in conjunction with this prospectus before investing. A copy of each Underlying Fund prospectus may be obtained without charge from HMLIC by calling (800) 999-1030 (toll-free), sending a telefacsimile (FAX) transmission to (217) 527-2307, or writing to HMLIC, P.O. Box 4657, Springfield, IL 62708-4657. You also may access the prospectuses on HMLIC's website at www.horacemann.com in the "Annuity" link. Not all Investment Options may be available to all Plans.

             NAME                    OBJECTIVE        INVESTMENT TYPE          INVESTMENT STRATEGY AND ADVISER
             ----                    ---------        ---------------          -------------------------------
WILSHIRE VARIABLE INSURANCE     High current             Lifecycle      The fund's investment objective is to provide
  TRUST 2010 AGGRESSIVE           income/Capital                        high total return until its target retirement
  FUND(2)                         appreciation                          date. Thereafter, the objective will be to
                                                                        seek high current income and, as a secondary
                                                                        objective, capital appreciation. The Wilshire
                                                                        VIT Funds are advised by Wilshire Associates
                                                                        Incorporated.

WILSHIRE VARIABLE INSURANCE     High current             Lifecycle      The fund's investment objective is to provide
  TRUST 2010 MODERATE FUND(2)     income/Capital                        high total return until its target retirement
                                  appreciation                          date. Thereafter, the objective will be to
                                                                        seek high current income and, as a secondary
                                                                        objective, capital appreciation. The Wilshire
                                                                        VIT Funds are advised by Wilshire Associates
                                                                        Incorporated.

WILSHIRE VARIABLE INSURANCE     High current             Lifecycle      The fund's investment objective is to provide
  TRUST 2010 CONSERVATIVE         income/Capital                        high total return until its target retirement
  FUND(2)                         appreciation                          date. Thereafter, the objective will be to
                                                                        seek high current income and, as a secondary
                                                                        objective, capital appreciation. The Wilshire
                                                                        VIT Funds are advised by Wilshire Associates
                                                                        Incorporated.

WILSHIRE VARIABLE INSURANCE     High current             Lifecycle      The fund's investment objective is to provide
  TRUST 2015 MODERATE FUND(2)     income/Capital                        high total return until its target retirement
                                  appreciation                          date. Thereafter, the objective will be to
                                                                        seek high current income and, as a secondary
                                                                        objective, capital appreciation. The Wilshire
                                                                        VIT Funds are advised by Wilshire Associates
                                                                        Incorporated.

WILSHIRE VARIABLE INSURANCE     High current             Lifecycle      The fund's investment objective is to provide
  TRUST 2025 MODERATE FUND(2)     income/Capital                        high total return until its target retirement
                                  appreciation                          date. Thereafter, the objective will be to
                                                                        seek high current income and, as a secondary
                                                                        objective, capital appreciation. Wilshire
                                                                        Associates Incorporated advises the Wilshire
                                                                        VIT Funds.

WILSHIRE VARIABLE INSURANCE     High current             Lifecycle      The fund's investment objective is to provide
  TRUST 2035 MODERATE FUND(2)     income/Capital                        high total return until its target retirement
                                  appreciation                          date. Thereafter, the objective will be to
                                                                        seek high current income and, as a secondary
                                                                        objective, capital appreciation. The Wilshire
                                                                        VIT Funds are advised by Wilshire Associates
                                                                        Incorporated.

WILSHIRE VARIABLE INSURANCE     High current             Lifecycle      The fund's investment objective is to provide
  TRUST 2045 MODERATE FUND(2)     income/Capital                        high total return until its target retirement
                                  appreciation                          date. Thereafter, the objective will be to
                                                                        seek high current income and, as a secondary
                                                                        objective, capital appreciation. The Wilshire
                                                                        VIT Funds are advised by Wilshire Associates
                                                                        Incorporated.

             NAME                    OBJECTIVE        INVESTMENT TYPE          INVESTMENT STRATEGY AND ADVISER
             ----                    ---------        ---------------          -------------------------------
DAVIS VALUE PORTFOLIO           Long-term capital       Large value     Invests primarily in equity securities issued
                                  growth                                by companies with market capitalizations of
                                                                        at least $10 billion. Davis conducts
                                                                        extensive research to try to identify
                                                                        businesses that possess characteristics they
                                                                        believe foster the creation of long-term
                                                                        value, Davis aims to invest in such
                                                                        businesses when they are trading at a
                                                                        discount to their intrinsic worth. The Davis
                                                                        Value Portfolio is a series of the Davis
                                                                        Variable Account Fund and is advised by Davis
                                                                        Selected Advisers, L.P.

T. ROWE PRICE EQUITY INCOME     Long-term capital       Large value     To invest at least 80% of the fund's net
  PORTFOLIO VIP II                appreciation                          asset in common stocks, with 65% in the
                                                                        common stocks of well-established companies
                                                                        paying above-average dividends, with
                                                                        favorable prospects for both increasing
                                                                        dividends and capital appreciation. The T.
                                                                        Rowe Price Equity Income Portfolio VIP II is
                                                                        advised by T. Rowe Price Associates.

WILSHIRE LARGE COMPANY VALUE    Long-term capital       Large value     Seeks to provide investment results of a
  PORTFOLIO (INVESTMENT CLASS)    growth                                portfolio of publicly traded common stocks of
                                                                        companies in the large company value segment
                                                                        of the Dow Jones Wilshire 5000 Index. The
                                                                        large company value segment of the Dow Jones
                                                                        Wilshire 5000 Index represents companies with
                                                                        the largest market capitalization --
                                                                        generally in excess of $1.9 billion. The
                                                                        Wilshire Target Mutual Funds are advised by
                                                                        Wilshire Associates Incorporated.

DOW JONES WILSHIRE 5000 INDEX   Capital growth          Large core      Seeks to replicate as closely as possible,
  PORTFOLIO (INVESTMENT                                                 before expenses, the performance of the Dow
  CLASS)(1)                                                             Jones Wilshire 5000 Index. The Dow Jones
                                                                        Wilshire 5000 Index measures the performance
                                                                        of all equity securities of U.S.
                                                                        headquartered issuers with readily available
                                                                        price data. The fund invests primarily in the
                                                                        common stocks of companies included in the
                                                                        Index that are representative of the entire
                                                                        Index. The Wilshire Target Mutual Funds are
                                                                        advised by Wilshire Associates Incorporated.

FIDELITY VIP GROWTH & INCOME    Seeks high total        Large core      Invests primarily in common stocks with a
  PORTFOLIO SC2                   return through a                      focus on those that pay current dividends and
                                  combination of                        show potential for capital growth. The
                                  current income                        Fidelity VIP Growth and Income Portfolio is a
                                  and capital                           series of the Fidelity VIP Series and is
                                  appreciation.                         advised by Fidelity Management & Research Co.

             NAME                    OBJECTIVE        INVESTMENT TYPE          INVESTMENT STRATEGY AND ADVISER
             ----                    ---------        ---------------          -------------------------------
FIDELITY VIP INDEX 500          Seeks investment        Large core      The fund seeks to provide investment results
  PORTFOLIO SC2                   results that                          that correspond to the total return
                                  correspond to the                     performance of common stocks publicly traded
                                  total return of                       in the United States. The fund normally
                                  common stocks                         invests at least 80% of its assets in common
                                  publicly traded                       stocks included in the S&P 500. The S&P 500
                                  in the United                         represents companies with a market
                                  States, as                            capitalization in excess of $4 billion. The
                                  represented by                        Fidelity VIP Index 500 Portfolio is a series
                                  the S&P 500                           of the Fidelity VIP Series and is advised by
                                                                        Fidelity Management & Research Co. The
                                                                        Fidelity VIP Index 500 is managed by Geode, a
                                                                        subadvisor to the fund.

WILSHIRE VIT EQUITY FUND        Long-term capital       Large core      The fund seeks long-term capital growth by
                                  growth                                investing primarily in equity securities.
                                                                        This is a moderately aggressive investment.
                                                                        The Wilshire VIT Funds are advised by
                                                                        Wilshire Associates Incorporated.

ALLIANCEBERNSTEIN VPS LARGE     Long-term capital      Large growth     The Portfolio invests primarily in the equity
  CAP GROWTH PORTFOLIO            growth                                securities of U.S. companies. The Portfolio
                                                                        focuses on a relatively small number of
                                                                        intensively researched companies.
                                                                        AllianceBernstein tends to focus on those
                                                                        companies that have strong management,
                                                                        superior industry position, excellent balance
                                                                        sheets, and superior earnings growth
                                                                        prospects. The AllianceBernstein Large Cap
                                                                        Growth Portfolio is a series of the
                                                                        AllianceBernstein Variable Products Series
                                                                        Fund and is advised by AllianceBernstein LP.

FIDELITY VIP GROWTH PORTFOLIO   Seeks to achieve       Large growth     The fund invests primarily in various common
  SC2                             capital                               stocks issued by companies that the advisor
                                  appreciation.                         believes have above-average growth potential,
                                                                        measured by earnings or revenue. The Fidelity
                                                                        VIP Growth Portfolio is a series of the
                                                                        Fidelity VIP Series and is advised by
                                                                        Fidelity Management & Research Co.

WILSHIRE LARGE COMPANY GROWTH   Long-term capital      Large growth     Seeks to provide investment results of a
  PORTFOLIO (INVESTMENT CLASS)    growth                                portfolio of publicly traded common stocks of
                                                                        companies in the large company growth
                                                                        category of the Dow Jones Wilshire 5000
                                                                        Index. The large company growth segment of
                                                                        the Dow Jones Wilshire 5000 Index represents
                                                                        companies with the largest market
                                                                        capitalizations -- generally in excess of
                                                                        $1.9 billion. The Wilshire Target Mutual
                                                                        Funds are advised by Wilshire Associates
                                                                        Incorporated.

             NAME                    OBJECTIVE        INVESTMENT TYPE          INVESTMENT STRATEGY AND ADVISER
             ----                    ---------        ---------------          -------------------------------
ALLIANCEBERNSTEIN VPS FUND,     Long-term capital      Medium value     The Portfolio invests primarily in a
  INC. SMALL/MID CAP VALUE        growth                                diversified portfolio of equity securities of
  PORTFOLIO                                                             small- to mid-capitalization U.S. companies.
                                                                        For the purposes of this policy "small to mid
                                                                        capitalization companies" are those that, at
                                                                        the time of investment, fall within the
                                                                        capitalization range between the small
                                                                        company on the Russell 2500 Value Index and
                                                                        the greater of $5 billion or the market
                                                                        capitalization of the largest company in the
                                                                        Russell 2500 Value Index. Under normal
                                                                        circumstances the Portfolio will invest at
                                                                        least 80% of its net assets in these types of
                                                                        securities. The Portfolio's investment
                                                                        policies emphasize investment in companies
                                                                        that are determined by AllianceBernstein to
                                                                        be undervalued, using the fundamental value
                                                                        approach of Alliance Bernstein. In selecting
                                                                        securities for the Portfolios' portfolio,
                                                                        AllianceBernstein uses its fundamental
                                                                        research to identify companies whose
                                                                        long-term earnings power is not reflected in
                                                                        the current market price of their securities.
                                                                        The AllianceBernstein Variable Products
                                                                        Series Fund, Inc. Small/Mid Cap Value
                                                                        Portfolio is advised by AllianceBernstein
                                                                        L.P.

ARIEL APPRECIATION FUND(R)(1)   Long-term capital      Medium value     The investment objective of the Ariel
                                  appreciation                          Appreciation Fund long term capital
                                                                        appreciation. It seeks this objective through
                                                                        investing primarily in the stocks of
                                                                        companies with market capitalizations between
                                                                        $2.5 billion and $15 billion. The Fund seeks
                                                                        to invest in quality companies in industrial,
                                                                        where Ariel has expertise and only buys when
                                                                        Ariel determines that these businesses are
                                                                        selling excellent values. Ariel Appreciation
                                                                        Fund is advised by Ariel Capital Management,
                                                                        LLC.

FIDELITY VIP MID CAP PORTFOLIO  Seeks long-term         Medium core     Invests at least 80% of total assets in
  SC2                             growth of                             common stocks of domestic companies with
                                  Capital.                              medium market capitalization. The Fidelity
                                                                        VIP Mid Cap Portfolio is a series of the
                                                                        Fidelity VIP Series and is advised by
                                                                        Fidelity Management & Research Co.

RAINIER SMALL/MID CAP EQUITY    Long-term capital       Medium core     Invests 80% of its assets in companies with
  PORTFOLIO                       growth                                small and medium capitalizations. The fund
                                                                        targets U.S. companies with the prospects of
                                                                        strong earnings growth selling at attractive
                                                                        valuations. The Rainier Small/Mid Cap Equity
                                                                        Portfolio is advised by Rainier Investment
                                                                        Management, Inc.

DELAWARE VIP GROWTH             Long-term capital      Medium growth    Invests primarily in common stocks of
  OPPORTUNITIES                   growth                                medium-sized companies whose market
  SERIES -- SERVICE CLASS                                               capitalizations fall within the range
                                                                        represented in the Russell Midcap Growth
                                                                        Index at the time of the series' investment.
                                                                        The Delaware VIP Growth Opportunities Series
                                                                        is advised by Delaware Management Company, a
                                                                        series Delaware Management Business Trust,
                                                                        which is an indirectly wholly-owned
                                                                        subsidiary of Delaware Management Holdings,
                                                                        Inc.

             NAME                    OBJECTIVE        INVESTMENT TYPE          INVESTMENT STRATEGY AND ADVISER
             ----                    ---------        ---------------          -------------------------------
PUTNAM VT VISTA FUND (IB        Capital                Medium growth    Invests primarily in stocks of mid-sized
  SHARES)                         appreciation                          companies believed by the fund's management
                                                                        to offer above average growth potential and
                                                                        whose earnings are likely to increase over
                                                                        time. Putnam VT Vista Fund is a series of the
                                                                        Putnam Variable Trust and is advised by
                                                                        Putnam Management.

WELLS FARGO ADVANTAGE VT        Long-term capital      Medium growth    Invests in equity securities of small- and
  DISCOVERY FUND(SM)              appreciation                          medium-capitalization companies that we
                                                                        believe offer favorable opportunities for
                                                                        growth. Wells Fargo defines small- and
                                                                        medium-capitalization companies as those with
                                                                        marketed capitalizations at the time of
                                                                        purchase equal to or lower than the company
                                                                        with the largest market capitalization in the
                                                                        Russell Midcap(R) Index. The capitalization
                                                                        range of the Russell(R) Midcap(R) Index is
                                                                        currently between $1.9 billion and $218.4
                                                                        million. The Wells Fargo Advantage VT
                                                                        Discovery Fund(SM) is advised by Wells Fargo
                                                                        Funds Management, LLC.

ARIEL FUND(R)(1)                Long-term capital       Small value     The investment objective of the Ariel Fund is
                                  appreciation                          long-term capital appreciation. It seeks this
                                                                        objective through investing primarily in the
                                                                        stocks of companies with market
                                                                        capitalization between $1 billion and $5
                                                                        billion. The Fund seeks to invest in quality
                                                                        companies in industries where Ariel has
                                                                        expertise and only buys when Ariel determines
                                                                        that these businesses are selling at
                                                                        excellent values. Ariel Fund is advised by
                                                                        Ariel Capital Management, LLC.

ROYCE CAPITAL FUND              Long-term capital       Small value     Invests in small-cap companies using a
  SMALL -- CAP PORTFOLIO          growth                                disciplined value approach. The manager
                                                                        believes that investors in the Fund should
                                                                        have a long-term investment horizon of at
                                                                        least three-years. The Royce Capital Fund
                                                                        Small-Cap Portfolio is advised by Royce &
                                                                        Associated, LLC.

WILSHIRE SMALL COMPANY VALUE    Long-term capital       Small value     Seeks to provide investment results of a
  PORTFOLIO (INVESTMENT CLASS)    growth                                portfolio with publicly traded common stocks
                                                                        of companies in the small company value sub-
                                                                        category of the Dow Jones Wilshire 5000
                                                                        Index. The small company value segment of the
                                                                        Dow Jones Wilshire 5000 Index represents
                                                                        companies with smaller market capitalizations
                                                                        generally, between $165 million and $1.9
                                                                        billion. The Wilshire Target Mutual Funds are
                                                                        advised by Wilshire Associates Incorporated.

GOLDMAN SACHS VIT STRUCTURED    Long-term capital       Small core      The fund seeks long-term growth of capital.
  SMALL CAP EQUITY FUND           growth                                The fund seeks this objective through a
                                                                        broadly diversified portfolio of equity
                                                                        investment in U.S. issuers. The Goldman Sachs
                                                                        VIT Structured Small Cap Equity Fund is a
                                                                        series of the Goldman Sachs Variable
                                                                        Insurance Trust and is advised by Goldman
                                                                        Sachs Asset Management, L.P.

             NAME                    OBJECTIVE        INVESTMENT TYPE          INVESTMENT STRATEGY AND ADVISER
             ----                    ---------        ---------------          -------------------------------
NEUBERGER BERMAN GENESIS        Capital growth          Small core      Invests mainly in common stocks of small-
  FUND -- ADVISOR CLASS                                                 capitalization companies. The managers look
                                                                        for undervalued companies whose current
                                                                        product lines and balance sheets are strong.
                                                                        Neuberger Berman Genesis Fund -- Advisor
                                                                        Class is advised by Neuberger Berman
                                                                        Management Inc. and subadvised by Neuberger
                                                                        Berman, LLC.

ALLIANCEBERNSTEIN VPS FUND,     Long-term capital      Small growth     The Portfolio generally invests in a widely
  INC. SMALL CAP GROWTH           growth                                diversified portfolio of equity securities
  PORTFOLIO                                                             spread among many industries that offer the
                                                                        possibility of above-average earnings growth.
                                                                        Under normal circumstances, the Portfolio
                                                                        invests at least 80% of its net assets in
                                                                        equity securities of smaller companies. For
                                                                        these purposes "smaller companies" are those
                                                                        that, at the time of investment fall within
                                                                        the lowest 20% of the total U.S. equity
                                                                        market capitalization. Normally, the
                                                                        Portfolio invests in about 100-125 companies.
                                                                        The AllianceBernstein VPS Small Cap Growth
                                                                        Portfolio is advised by AllianceBernstein
                                                                        L.P.

DELAWARE VIP TREND SERIES --    Long-term capital      Small growth     Invests primarily in stocks of small growth-
  SERVICE CLASS                   growth                                oriented or emerging companies that, in the
                                                                        management team's view, we believe, are
                                                                        responsive to changes within the marketplace
                                                                        and which we believe have the fundamental
                                                                        characteristics to support continued growth.
                                                                        The Delaware VIP Trend Series is advised by
                                                                        Delaware Management Company, a series
                                                                        Delaware Management Business Trust, which is
                                                                        an indirectly wholly-owned subsidiary of
                                                                        Delaware Management Holdings, Inc.

WILSHIRE VIT SMALL CAP GROWTH   Long-term capital      Small growth     Invests in small cap equity securities (less
  FUND                            growth                                than $2.5 billion at the time of investment)
                                                                        considered to have earnings growth potential.
                                                                        The Wilshire VIT Funds are advised by
                                                                        Wilshire Associates Incorporated.

FIDELITY VIP OVERSEAS           Seeks long-term        International    Invests at least 80% of total assets in
  PORTFOLIO SC2                   growth of                             foreign securities. The fund normally invests
                                  capital.                              primarily in common stocks. The Fidelity VIP
                                                                        Overseas Portfolio is a series of the
                                                                        Fidelity VIP Series and is advised by
                                                                        Fidelity Management & Research Co.

WILSHIRE VIT INTERNATIONAL      Long-term capital      International    Seeks long-term capital growth primarily
  EQUITY FUND                     growth                                through diversified holding of marketable
                                                                        foreign equity investments. Invests in the
                                                                        stock of large, well-managed, non-U.S.
                                                                        companies. The Wilshire VIT Funds are advised
                                                                        by Wilshire Associates Incorporated.

WILSHIRE VIT SOCIALLY           Long-term capital        Specialty      Fund pursues its objective through a
  RESPONSIBLE FUND                growth                                diversified portfolio composed primarily of
                                                                        marketable equity securities that the
                                                                        subadviser determines are socially
                                                                        responsible. The Wilshire VIT Funds are
                                                                        advised by Wilshire Associates Incorporated.

             NAME                    OBJECTIVE        INVESTMENT TYPE          INVESTMENT STRATEGY AND ADVISER
             ----                    ---------        ---------------          -------------------------------
COHEN & STEERS VIF REALTY       Current income/         Real estate     The Fund typically invests at least 80% of
  FUND, INC.                      Capital                               its total assets in real estate securities
                                  appreciation                          such as real estate investment trusts
                                                                        (REITs). The Cohen & Steers VIF Realty Fund
                                                                        is advised by Cohen & Steers Capital
                                                                        Management, Inc.

FIDELITY VIP HIGH INCOME        Seeks a high level         Bond         Invests in income-producing debt securities,
  PORTFOLIO SC2                   of current                            preferred stocks and convertible securities,
                                  income, while                         with an emphasis on low-quality debt
                                  also considering                      securities. The Fidelity VIP High Income
                                  growth of                             Portfolio is a series of the Fidelity VIP
                                  capital.                              Series and is advised by Fidelity Management
                                                                        & Research Co.

FIDELITY VIP INVESTMENT GRADE   Seeks as high a            Bond         Invests in U.S. dollar-denominated
  BOND PORTFOLIO SC2              level of current                      investment-grade bonds. The fund invests
                                  income as is                          across different market sectors and
                                  consistent with                       maturities. The Fidelity VIP Investment Grade
                                  the preservation                      Bond Portfolio is a series of the Fidelity
                                  of capital.                           VIP Series and is advised by Fidelity
                                                                        Management & Research Co.

WILSHIRE VIT INCOME FUND        Current income             Bond         Seeks to achieve a long-term total rate of
                                                                        return in excess of U.S. bond market over a
                                                                        full-market cycle. The Wilshire VIT Funds are
                                                                        advised by Wilshire Associates Incorporated.

WILSHIRE VIT SHORT-TERM         Current income/            Bond         Seeks to realize maximum current income to
  INVESTMENT FUND                 Preservation of                       the extent consistent with liquidity.
                                  capital                               Preservation of principal is a secondary
                                                                        objective. The Wilshire VIT Funds are advised
                                                                        by Wilshire Associates Incorporated

WILSHIRE VIT BALANCED FUND(2)   Capital growth/          Balanced       Seeks to realize a high, long-term total rate
                                  Current income                        of return consistent with prudent investment
                                                                        risks. The Wilshire VIT Funds are advised by
                                                                        Wilshire Associates Incorporated.

T. ROWE PRICE PRIME RESERVE     Current income/        Money Market     The fund invests in high-quality, short-term
  PORTFOLIO                       Preservation of                       securities with maturities of 13 months or
                                  capital                               less. The T. Rowe Price Prime Reserve
                                                                        Portfolio is advised by T. Rowe Price
                                                                        Associates.

()(1) These Underlying Funds are not available as an investment option in a 457(b) Contract.

()(2) Each of these Underlying Funds is considered a "fund of funds". This means that the Underlying Fund purchases shares of other funds. A fund of funds may have higher expenses than funds investing directly in debt and equity securities.

     The Underlying Funds may sell shares to separate accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans, or to certain pension and retirement plans qualifying under Section 401 of the IRC. It is possible that, in the future, material conflicts could arise as a result of such "mixed and shared" investing.

     The investment objectives and policies of certain Underlying Funds are similar to the investment objectives and policies of other mutual funds that may be managed by the same investment adviser or manager. The investment results of the Underlying Funds may differ from the results of these other mutual funds. There can be no guarantee, and no representation is made, that the investment results of any of the Underlying Funds will be comparable to the investment results of any other mutual fund, even if the other mutual fund has the same investment adviser or manager.

     AVAILABILITY OF OPTIONS -- Some Underlying Funds may not be available through certain Plans or in some states. For example, some Underlying Funds may be unavailable in a particular state due to state law limits on total aggregate charges applicable to investment options offered.

     LIMIT ON NUMBER OF SUBACCOUNTS SELECTED -- HMLIC reserves the right to limit the number of Investment Options selected at one time during the accumulation phase or the annuitizations phase of Your Certificate.

     SELECTION OF UNDERLYING FUNDS -- We select the Underlying Funds offered through the Contract based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor We consider during the selection process is whether the Underlying Fund, its adviser or sub-adviser or an affiliate will make payments to Us or Our affiliates. (For additional information on these arrangements, see "Payments We Receive.") We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability for new Net Premium and/or transfers of Participant Account Value if We determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Participants. We do not provide investment advice and do not recommend or endorse any particular Underlying Fund. The Plan will determine which Investment Options are available for its Participants. You bear the risk of any deadline in your Variable Account Value resulting from the performance of the Underlying Funds you have chosen.

     PAYMENTS WE RECEIVE -- As described above, an Underlying Fund or an investment advisor or a sub-advisor of an Underlying Fund (or its affiliates) may make payments to Us and/or certain of Our affiliates. For certain Underlying Funds, some or all of such payments may be made from 12b-1 fees or service fees that are deducted from the Underlying fund assets. Other payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Participants, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the prospectuses for the Underlying Funds for more information). The amount of the payments We receive generally is based on a percentage of assets of the Underlying Fund attributable to the Certificates and certain other variable insurance products that We issue. These percentages differ and some Underlying Funds or their advisors or subadvisors (or their affiliates) may pay Us more than others. These percentages currently range up to 0.50%. These payments may be used for any corporate purpose, including payment of expenses that We and/or Our affiliates incur in promoting, marketing and administering the Contracts (and the Certificates thereunder), and that We, in the role of intermediary, incur in promoting, marketing and administering the Underlying Funds. We and Our affiliates may profit from these payments.

     ADDITION, DELETION, OR SUBSTITUTION OF UNDERLYING FUNDS -- We do not guarantee that each Underlying Fund will always be available for investment through the Contract or the Certificates thereunder. We reserve the right, subject to compliance with applicable law, to add new underlying funds or classes of underlying funds, close existing Underlying Funds or classes of Underlying Funds, or substitute shares of a different underlying fund for Underlying Fund shares that are held by a Subaccount. New or substitute underlying funds may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to Your interest in a Subaccount without notice to You and prior approval of the SEC and any state governmental agency, to the extent required by the 1940 Act or other applicable law.

     We also may establish or add new Subaccounts, remove existing Subaccounts, or combine Subaccounts. We also reserve the right to deregister the Separate Account, or to operate the Separate Account in another form permitted by law.

     VOTING RIGHTS -- We are the legal owner of the Underlying Fund shares held in the Separate Account and have the right to vote on all matters submitted to Underlying Fund shareholders. Nevertheless, unless otherwise restricted by the Plan under which a Certificate is issued, each Participant has the right to instruct HMLIC with respect to voting his or her interest in the shares of the Underlying Funds held by the Separate Account at all shareholder meetings.

     Participants will receive various materials, such as proxy materials and voting instruction forms, that relate to voting Underlying Fund shares. The number of votes that a Participant may cast is based on the number of Accumulation Units or Annuity Units owned as of the record date of the shareholder meeting.

     We will vote all of the shares We own, including those for which We have received no instructions and those attributable to investment by HMLIC, in proportion to the vote by Participants who have Separate Account units, as long as such action is required by law. Therefore, the outcome of the vote could be decided by a few Participants who provide timely voting instructions. Should federal securities laws, regulations, or interpretations change, We may elect to vote Underlying Fund shares in Our own right. If required by state insurance officials, or if permitted under federal regulations, We may disregard certain Participant voting instructions under certain circumstances.

THE CONTRACT

WHO OWNS THE MONEY ACCUMULATED UNDER THE CONTRACT?

     Under the Contract, we may establish one or more accounts for You. Generally, we establish a Certificate Account to receive salary reduction and rollover amounts and a Contract Account to receive employer contributions. You have the right to the value of Your Certificate Account and any Contract Account established on Your behalf.

PARTICIPANTS' RIGHTS

     The Contract and the Certificates thereunder will be issued under a Qualified Plan, as defined in this prospectus, and are subject to certain tax restrictions. See "Tax Consequences."

     To participate in a Qualified Plan, the Participant may be required to forego certain rights granted by the Certificate and should refer to the provisions of his or her Certificate, the provisions of the Plan Document and/or applicable provisions of the IRC.

     Unless otherwise provided by law, and subject to the terms of any governing Plan Document, or to the rights of any irrevocable beneficiary, the Participant may exercise all privileges of ownership, as defined in the Certificate. These privileges include the right during the period specified in the Certificate to change the beneficiary, and to agree to a modification of the Certificate terms. No designation or change in designation of a beneficiary will take effect unless We receive written request therefore at Our Home Office. The request will take effect as of the date We receive it, subject to payment or other action taken by Us before Your request was received.

PURCHASING A CERTIFICATE

     To purchase a Certificate, You must complete an enrollment form bearing all requested signatures and a properly endorsed suitability questionnaire. For a Certificate issued pursuant to Section 403(b) of the IRC, the Participant must sign an acknowledgment of the IRC restrictions on withdrawals applicable to such contracts. For 457(b) and 401 Plans the employer will purchase the Certificate on behalf of the employee. The Participant will be required to complete an enrollment form and suitability form. The Participant must also acknowledge receipt of the 457(b) disclosure form.

     Enrollment forms are to be sent to Our Home Office. If Your enrollment form is complete and Your initial premium payment has been received at Our Home Office, We will issue Your Certificate within two business days of receipt, and credit Your initial Net Premium to Your Certificate. We deem receipt to occur on a Valuation Date if We receive Your properly completed enrollment form and premium payment at Our Home Office before 3:00 p.m. Central Time. If received after 3:00 p.m. Central Time, We deem receipt to occur on the following Valuation Date.

     If an incomplete enrollment form is received, HMLIC will promptly request additional information needed to process the enrollment form. The initial premium payment will be held in a suspense account, without interest, for a period not exceeding five business days. If the necessary information is not received within these five business days HMLIC will return the initial premium payment, unless otherwise directed by the Participant.

     Although We do not anticipate delays in Our receipt and processing of enrollment forms or premium payment requests, We may experience such delays to the extent agents fail to forward enrollment forms and premium payments to Our Home Office on a timely basis.

CANCELING THE CERTIFICATE

     Subject to state insurance laws, You have the right to cancel the Certificate for any reason within 30 days after You receive the Certificate. To cancel a Certificate, You must provide written notice of cancellation and return the Certificate to Us at Our Home Office, or to the agent who sold it, within this "free look period." HMLIC will refund the greater of: (1) the premium payments made for the Certificate, less any withdrawals and any outstanding loan balance; or (2) the Participant Account Value minus any applicable premium bonus as of the date the returned Certificate was received. We will pay the refund within 10 calendar days after we receive the Certificate. Upon return of the Certificate, it will be deemed void.

PREMIUM PAYMENTS

     AMOUNT AND FREQUENCY OF PREMIUM PAYMENTS -- Net Premium allocated to the Separate Account will be applied at the applicable Accumulation Unit Value next determined following receipt in good form. The minimum premium payment for a Certificate Account is $25 per month or $300 per year. Any Net Premium received and considered to be in good form will be credited on the next Valuation Date following receipt. We deem receipt to occur on a Valuation Date if We receive Net Premium at Our Home Office before 3:00 p.m. Central Time on that day. If received after 3:00 p.m. Central Time, We deem receipt to occur on the following Valuation Date. HMLIC pays a premium bonus under Certificates to which the premium bonus rider is attached. There is no rider-specific charge for the Premium Bonus Rider.

     The IRC limits the amounts that may be contributed to Qualified Plans. See "Tax Consequences -- Certificate Owners -- Contribution Limitations and General Requirements Applicable to Qualified Plans."

     ALLOCATION OF NET PREMIUM -- When You complete Your enrollment form, You will give Us instructions on how to allocate Your Net Premium among the Investment Options. The amount You direct to a particular Investment Option must be in whole number percentages from 1% to 100% of the Net Premium. If You make additional premium payments, We will allocate the Net Premium in the same manner as Your initial Net Premium unless You change the allocation percentages. The minimum Net Premium amount allocated to any Investment Option in any given Certificate Year must equal or exceed $100. A request to change the allocation of premium payments will be effective on the first Valuation Date following receipt of the request by HMLIC's

Home Office unless a future date is requested. The Participant may request a change of allocation at any time.

     ACCUMULATION UNITS AND ACCUMULATION UNIT VALUE -- Net Premium allocated to the Separate Account is credited on the basis of Accumulation Unit Value. The number of Accumulation Units purchased by Net Premium is determined by dividing the dollar amount credited to each Subaccount by the applicable Accumulation Unit Value next determined following receipt of the payment at Our Home Office. The value of an Accumulation Unit is affected by the investment experience of the Underlying Fund, operating expenses of the Underlying Fund and the deduction of certain charges under the Certificate.

     Accumulation Units are valued on each Valuation Date. If We receive Your premium payment before 3:00 p.m. Central Time (or before the close of the New York Stock Exchange, if earlier), We will process the order using the applicable Subaccount Accumulation Unit Value determined at the close of that Valuation Date. If We receive Your premium payment at or after 3:00 p.m. Central Time (or at or after the close of the New York Stock Exchange, if earlier), We will process the order using the applicable Subaccount Accumulation Unit Value determined at the close of the next Valuation Date.

     The Accumulation Unit Value of a Subaccount for any Valuation Period is equal to:

     - the net asset value of the corresponding Underlying Fund attributable to the Accumulation Units at the end of the Valuation Period;
     - plus the amount of any income or capital gain distributions made by the Underlying Fund during the Valuation Period;
     - minus the dollar amount of the mortality and expense risk fee and applicable rider charges we deduct for each day in the Valuation Period;
     - divided by the total number of Accumulation Units outstanding at the end of the Valuation Period.

TRANSACTIONS

     TRANSFERS -- Subject to certain restrictions, You may transfer amounts from one Subaccount to another, and to and from the Fixed Account of the Certificate, at any time before the Annuity Date. We reserve the right to limit transfers from the General Fixed Account before the Annuity Date as follows:

     - No more than 25% of the General Fixed Account value can be transferred to one or more Guarantee Period Accounts or Subaccounts during a 365 day period.
     - If a request to transfer the total General Fixed Account value to one or more Guarantee Period Accounts or Subaccounts is received, the General Fixed Account value will be transferred over a four-year period. No more than 25% of the amount will be transferred in any year prior to the year of the final transfer.

     Transfers from the Guarantee Period Accounts may be subject to a Market Value Adjustment. See Your Certificate for details.

     We may not accept or We may defer transfers at any time that We are unable to purchase or redeem shares of an Underlying Fund. We reserve the right to terminate the transfer privilege at any time for all Participants. We also reserve the right to restrict or terminate the transfer privilege for any specific Participant if in Our opinion We determine the Participant to be using the Certificate for the purposes of market timing or for any other purpose that We, in our sole discretion, determine to be potentially detrimental to other shareholders of an Underlying Fund. See the "Market Timing" section below.

     You may transfer value from one existing Investment Option into other Investment Options. We reserve the right to limit the number of Investment Options you can choose to transfer into. The minimum amount that can be transferred is $100 or the entire dollar value of the Investment Option, whichever is less. A transfer may not leave an Investment Option with a balance of less than $100.

     A Participant may elect to transfer funds between Subaccounts and the Fixed Account by submitting a written request to Our Home Office, by sending a telefacsimile (FAX) transmission request to (217) 527-2307, by telephoning (217) 789-2500 or (800) 999-1030 (toll-free), or by accessing Our website at www.horacemann.com and looking in the "Account Access" section.

     CAUTION: Telephone and computer systems may not always be available. Any telephone or computer systems, whether Yours, Your service provider's, Your agent's, or Our's, can experience outages or slowdowns for a variety of reasons. These outages may delay or prevent Our processing of Your transaction request. If You experience technical difficulties or problems, You should make your transaction request in writing to Our Home Office. You also should protect Your PIN, because self-service options will be available to anyone who provides Your PIN. We will not be able to verify that the person providing electronic transfer instructions via automated telephone or online systems and providing validating information is You or is authorized by You.

     Depending on the means used to request a transfer, the request must: (1) be signed by the Participant or, for telephone and website transactions, accompanied by validating information, (2) include the name of the Participant and the Certificate number, and (3) specifically state the dollar amount, a whole percentage, or the number of Accumulation Units to be transferred. The request also must specify the Subaccounts from which and to which the transfer is to be made. Transfers are effective on the first Valuation Date following receipt of the request (in a form acceptable to Us) at Our Home Office unless a future date is requested. See "Other Information -- Forms Availability."

     DOLLAR COST AVERAGING -- Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities is averaged over time and possibly over various market cycles. Dollar cost averaging transfers are completed by periodically transferring equal amounts of money. You may preschedule a series of transfers between Investment Options to take advantage of dollar cost averaging. You may select from a 3-month, 6-month or 12-month period to complete the dollar cost averaging program. HMLIC reserves the right to limit the number of Investment Options available for the dollar cost averaging program. You may request dollar cost averaging by the same means as described above for transfers. This option is only available before the Annuity Date.

     The transfers will begin on the first Valuation Date following receipt of the request in HMLIC's Home Office and will continue on this day each month until the program is completed. If the original request is received on the 29th, 30th or 31st of the month, all subsequent transfers will be processed as of the 28th of the month. If You should decide to cancel an existing dollar cost averaging program, You must notify HMLIC's Home Office either in writing, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (217) 527-2307 or by accessing Our website at www.horacemann.com and looking in the "Account Access" section.

     Because the values of the Subaccounts from which the transfers may occur may decrease over time, the dollar cost averaging program may conclude earlier than scheduled. In addition, the last dollar cost averaging transfer may be for less than all prior transfers. Finally, the value of a Subaccount may increase and result in a balance remaining at the end of the period selected.

     All requests must identify the Participant's name and Certificate number, specify the Investment Options to be utilized and the amounts to be taken from each, and include proper authorization, such as a signature on a form or validating information if using the telephone or company website.

     REBALANCING -- Rebalancing is the periodic adjusting of Investment Option balances to maintain a preestablished asset allocation strategy. You may request a rebalancing of Your Participant Account Value either once or on a periodic basis.

     For periodic rebalancing requests, You may select from a quarterly, semiannual or annual period. Rebalancing is continuous for the period(s) selected unless changed or discontinued by the Participant. HMLIC reserves the right to limit the number of Investment Options available for the rebalancing program. You may request rebalancing by the same means as described above for transfers. This option is only available before the Annuity Date.

     Rebalancing will begin on the first Valuation Date following receipt of the request in Our Home Office. For periodic rebalancing requests, subsequent rebalancing of Your Participant Account Value will continue to occur on the same calendar day of each scheduled month. If the original request is received on the 29th, 30th or 31st of the month, all subsequent rebalancing of Your Participant Account Value will be processed as of the 28th of the month. If You should decide to cancel an existing rebalancing program, You must notify Our Home Office either in writing, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (217) 527-2307, or by accessing Our website at www.horacemann.com and looking in the "Account Access" section.

     All requests must identify the Participant's name and Certificate number, specify the Investment Options to be utilized and the amount to be taken from each, and include proper authorization, such as a signature on a form or validating information if using the telephone or Our website.

     CHANGES TO PREMIUM ALLOCATIONS -- A Participant may elect to change the allocation of future Net Premium at any time by mailing a written request to HMLIC at P.O. Box 4657, Springfield, Illinois 62708-4657, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (217) 527-2307, or by accessing Our website at www.horacemann.com and looking in the "Account Access" section. Depending on the means used to request a change, the request must: (1) be signed by the Participant or, for telephone and website transactions, accompanied by validating information, (2) include the Participant's name and Certificate number, and (3) specify the new allocation percentage for the Investment Option (in whole percentages). Allocations made to the Investment Options must total 100%. HMLIC reserves the right to restrict the minimum Net Premium amount allocated to any Investment Option in any given Certificate Year to $100. Changes in allocation instructions are effective on the first Valuation Date following receipt of the request by Our Home Office unless You specify a later date. See "Other Information -- Forms Availability."

     MARKET TIMING -- The Certificates and the Subaccounts are not designed for 'market timing' through frequent transfers or transfers that are large in relation to the total assets of the Underlying Fund. HMLIC discourages and does not accommodate frequent transfers among the Subaccounts or between the Subaccounts and the Fixed Account. Trading strategies that seek to benefit from short-term price fluctuations or price irregularities cause disruption to the Underlying Funds' investment strategies, with potential resulting harm to performance and increased trading costs or Underlying Fund expenses, and are thereby potentially harmful to Underlying Fund shareholders, generally and Participants and their Certificate performance, more specifically.

     If HMLIC determines, in its sole discretion, that Your transfer patterns among the Subaccounts reflect a market timing strategy, it will take action to protect the other Participants. In making these determinations, We may consider the combined transfer activity of Certificates that we believe are under common ownership, control or direction. HMLIC does not include transfers made pursuant to dollar cost averaging or rebalancing when considering whether to take action. HMLIC applies its market timing policies and procedures uniformly to all Participants of Contracts offered under this prospectus.

     Such action will include requiring future transfer requests under the Certificate to be submitted with an original signature via U.S. Mail for a finite period of time or for the duration of the Certificate. If this restriction is imposed, We will reverse within one business day any transaction inadvertently processed that is not in compliance with the restriction. You will receive written confirmation of any such reversal.

     If HMLIC determines that You are engaging in a pattern of transfers that reflects a market timing strategy or is potentially harmful to other Participants, it will notify You in writing of any restrictions.

     The detection and deterrence of market timing involves judgments that are inherently subjective. Our ability to detect such activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by others to avoid detection. Accordingly, there is no assurance that We will deter all market timing activity. Therefore, Participants may be subject to the risks described above.

     The Underlying Funds may have their own policies and procedures with respect to frequent purchases and redemptions of their shares, which are described in the Underlying Fund prospectuses. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period of time. Such policies and procedures may be more or less restrictive than HMLIC's policies and procedures. As a result, We may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds. However, We reserve the right to defer or restrict transfers at any time that We are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions as a result of the frequent trading policies and procedures of the Underlying Funds. HMLIC also reserves the right to administer redemption fees imposed by one or more of the Underlying Funds. The prospectuses of the Underlying Funds include more details on the ability of the Underlying Funds to refuse or restrict purchases or redemptions of their shares.

     Participants should be aware that We are required to provide to an Underlying Fund, promptly upon request, certain information about the trading activity of individual Participants, and to restrict or prohibit further purchases or transfers by specific Participants identified by the Underlying Fund as violating the frequent trading policies established for that Underlying Fund.

     SURRENDER OR WITHDRAWAL BEFORE COMMENCEMENT OF ANNUITY
PERIOD -- Participant Account Value may only be withdrawn from Section 403(b) contracts, 457(b) contracts and certain 401(a) contracts under certain circumstances. (See "Tax Consequences.") However, if not restricted by the IRC or applicable Plan under which the Certificate is issued, You may surrender the Certificate or withdraw part of Your Participant Account Value for cash before Annuity Payments begin. Any partial withdrawal is subject to a $100 minimum and may not reduce the Participant's interest in an Investment Option to less than $100.

     The surrender or partial withdrawal of Variable Account Value (rollover, exchange, etc.) is determined on the basis of the Accumulation Unit Value next computed following the receipt of a valid request for surrender or partial withdrawal in Our Home Office. A surrender or partial withdrawal from a Guarantee Period Account may result in a Market Value Adjustment. A surrender or partial withdrawal may result in adverse federal income tax consequences to the Participant. These consequences include current taxation of payments received, and may include penalty taxes resulting from premature distribution. (See "Tax Consequences.")

     A Participant eligible to surrender or request a partial withdrawal may elect to do so by submitting a signed, written request to HMLIC at Our Home Office at P.O. Box 4657, Springfield, Illinois 62708-4657. A partial withdrawal or surrender request must be in a form acceptable to HMLIC; telefacsimile (FAX) transmissions of the request will be accepted only if the request is sent to
(217) 527-2307 and the proceeds are sent to the Participant. Telefacsimile (FAX) transmissions of the request will not be accepted if the proceeds are NOT sent to the Participant. See "Tax Consequences" and "Other Information -- Forms Availability." Additional forms or requirements may be imposed by the employer.

     Withdrawals and surrenders will be processed either on a date specified by You in a request, provided the date specified occurs on or after receipt of the request at Our Home Office, or at the next computed value following receipt of a valid request at Our Home Office.

     For Your protection, We will send a confirmation letter on all address changes. If You have requested an address change within 15 days prior to Your surrender or withdrawal request, We will hold Your request until We have acquired confirmation of the correct address. Upon receipt of Your confirmation of the address, We will consider the surrender or withdrawal request to be received in good form.

     We may apply a surrender charge based on the Premium Year of each premium payment. We make withdrawals from your Participant Account Value in the following order:

     1.  from the premium payment paid on a first in first out basis; then

     2. from Variable Account earnings and any Fixed Account interest and any premium bonuses paid.

     Premium bonuses (if applicable) and any earnings thereon are treated as earnings under a Certificate for purposes of the surrender charge. We do not assess a surrender charge on Certificate earnings.

     Under conditions set forth in the Contract (and Your Certificate), We may waive any applicable surrender charges and any Market Value Adjustment on withdrawals or surrenders of cumulative amounts of premium payments received for Your Certificate and not assumed to have been withdrawn previously.

     When a withdrawal occurs for which surrender charges are waived, no premium payment is assumed to have been withdrawn. Once a premium payment is assumed to be withdrawn for surrender charge purposes, it will not be assumed to be withdrawn for any subsequent withdrawal or surrender. Surrender charges on all premium payments cease on the Certificate Anniversary stated in Your Certificate. See Your Certificate for the specific details.

     If a withdrawal or surrender is taken from a Guarantee Period Account, a Market Value Adjustment may also be applied. See Your Certificate for specific details.

     The applicable surrender charge will be deducted from the amount withdrawn and the balance will be paid to You. For example, given a single premium payment of $10,000 to the Variable Account and a 5% surrender charge, a request to withdraw $3,000 will result in a surrender charge of $3,000 X 5% = $150, which will be deducted from the withdrawal and the balance of $2,850 would be paid to You. Withdrawals are assumed to be from premium first, so the entire withdrawal would be assumed to be from the premium. Any taxes withheld will reduce the dollar amount of the distribution received. When You wish to receive a certain amount after the deduction of any surrender charges or applicable taxes, this is called a net withdrawal. We will determine what the total withdrawal and applicable charges would be to result in a desired net withdrawal when possible. In order for You to receive a net withdrawal of $3,000 in this example, we would need to withdraw $3,158 from your account raising the surrender charge to $3,158 X 5% = $158 with the balance of $3,000 paid to You.

     The surrender charge is assessed on the basis of the premium payments surrendered or withdrawn and will never exceed 9% of Your total Net Premium during the lifetime of the Certificate as required by SEC regulations, because the maximum surrender charge as determined by HMLIC is guaranteed not to exceed 8%.

     If premium taxes are deducted before surrender or withdrawal, any reduction of HMLIC's premium tax liability resulting from the surrender or withdrawal will be to HMLIC's benefit.

     If You request a withdrawal for hardship purposes from Your 403(b) Certificate or from Your employer's 401(k) plan using the safe harbor regulations of the IRC, You will be suspended from making contributions to all other retirement plans of Your employer for six months (or an additional period of time as may be provided in Your employer's Plan Document). You should consult with Your Plan administrator for further guidance before making a hardship withdrawal. After the six-month period is completed, You may resume making contributions.

     PAYMENTS WE MAKE -- HMLIC ordinarily completes a transaction within seven calendar days after receipt of a proper request to transfer, surrender, partially withdraw or commence Annuity Payments. The value of a Certificate is determined as of the Valuation Date on which a valid transaction request is received. However, determination of Participant Account Value and processing the transaction may be deferred for: (1) any period during which the NYSE is closed for other than customary weekend or holiday closings, or during which trading on the NYSE is restricted by the Securities and Exchange Commission("SEC"); (2) any period when the SEC determines that an emergency exists that makes it not reasonably practical to sell securities or to fairly determine Accumulation Unit Values or Annuity Unit Values; or (3) any other period designated by the SEC to protect persons with interests in the Separate Account.

     We reserve the right to defer payment of amounts from the Fixed Account for up to six months after receipt of Your written request, but only after We have made a written request and received written approval of the insurance department of the state in which the Contract was delivered. We will pay interest from the date of receipt of Your written request on any payment deferred for 30 days or more at the applicable interest rate.

     If You have submitted a check or draft to Our Home Office, We have the right to defer payment of surrenders, withdrawals, death benefit proceeds, or payments under a settlement option until the check or draft has been honored.

     If mandated under applicable law, We may be required to reject a premium payment and/or block a Participant's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans (if applicable), or death benefits until instructions are received from the appropriate regulators. We also may be required to provide additional information about a Participant or a Participant's account to governmental regulators.

     CONFIRMATIONS -- HMLIC mails written confirmations of premium payments to Participants on a quarterly basis within five business days following the end of each calendar quarter. Written confirmations of transfers, changes in allocations, withdrawals and surrenders are mailed to Participants within seven calendar days of the date the transaction occurred.

     If a Participant believes that the confirmation statement contains an error, the Participant should notify HMLIC as soon as possible after receipt of the confirmation statement. Notice may be provided by writing to HMLIC, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (217) 527-2307, or by telephoning (217) 789-2500 or (800)
999-1030 (toll free).

DEDUCTIONS AND EXPENSES

     We make certain charges and deductions under the Certificates. These charges and deductions compensate Us for: services and benefits We provide; costs and expenses We incur; and risks We assume. The fees and charges deducted under the Certificate may result in a profit to Us.

SERVICES AND BENEFITS WE PROVIDE

     -  the death benefit, and cash benefits under the Certificates
     -  Investment Options, including Net Premium allocations
     -  administration of elective options
     -  the distribution of reports to Contract Owners and Participants
     -  Annuity Payment options

COSTS AND EXPENSES WE INCUR:

     - costs associated with processing applications and enrollment forms and with issuing and administering the Contracts and Certificates
     - overhead and other expenses for providing services and benefits, sales and marketing expenses, including compensation paid in connection with the sale of the Contracts and the Certificates thereunder. Sales commissions typically range from 1% to 11% of the premium payments received.
     - other costs of doing business, such as collecting premium payments, maintaining records, effecting transactions, and paying federal, state and local premium, and other taxes and fees

RISKS WE ASSUME:
     - that the costs of providing the services and benefits under the Contracts and Certificates exceed the charges We deduct

WAIVER, REDUCTION OR ELIMINATION OF DEDUCTIONS AND EXPENSES

     We may reduce, waive or eliminate any of the deductions or expenses for the Contract and Certificates under a particular Plan. Any such reduction will reflect the differences we expect in distribution costs or services meant to be defrayed by such charges. Factors we consider for a reduction, waiver or elimination of deductions or expenses include, but are not limited to, the following:

     -  The number of Participants under the Plan;
     -  The type and nature of the group to which a Contract is issued;
     -  The expected level of assets and/or cash flow under the Plan;
     -  Our agents' involvement in sales activities;
     -  Our sales-related expenses,
     -  Distribution provisions under the Plan;
     - The Plan's purchase of one or more other variable annuity contracts from Us and the features of those contracts;
     - The level of employer involvement in determining eligibility for distributions under the Certificates;
     -  Our assessment of the financial risk to Us relating to withdrawals;
     - Whether the Contract results from the exchange of another contract issued by Us to the sponsor of the Plan; and
     -  Features of the Plan.

     We will not reduce, waive or eliminate any deduction or expense in a manner that is unfairly discriminatory against any person.

     We may also apply different deduction and expense provisions in Contracts issued to certain employer groups or associations that have negotiated the Contract terms on behalf of their employees. We will offer any resulting deduction or expense uniformly to all employees in the group.

     All charges, deductions and expenses applicable to Your Certificate will be stated in Your Certificate.

     PREMIUM TAXES -- Certain state and local governments levy a premium tax, currently between 0 and 1%, on the amount of premium payments made under the Certificates. We will deduct any premium taxes relating to the Certificates from the premium or from the Annuitized Value, when applicable. The amount of such premium taxes, if any, and the time of deduction of those taxes will be determined by the Participant's current place of residence.

     SURRENDER CHARGES -- If You make a withdrawal or surrender under the Certificate, HMLIC will assess a charge to compensate it for the cost of selling the Certificate.

     The surrender charge will never be greater than the schedule below:

                                     PERCENTAGE OF
         PREMIUM YEAR                   PREMIUM
         ------------            ---------------------
1                                          8%
2                                        7.5%
3                                          7%
4                                          6%
5                                          5%
Thereafter                                 0%

     Withdrawals may not be made from Section 403(b), 457(b), and certain
Section 401(a) Certificates, except under certain circumstances. (See "Tax Consequences.") However, if not restricted by the IRC or applicable Plan under which the Certificate is issued, a Participant may surrender the Certificate in whole or withdraw a portion of the Participant Account Value for cash before Annuity Payments begin.

     In some situations, You may make a withdrawal with no Surrender Charge. Please see Your Certificate for further details. For further information regarding surrender or withdrawals see "The Contract-Transactions-Surrender or Withdrawal Before Commencement of Annuity Period."

     ANNUAL MAINTENANCE FEE -- We will deduct an annual maintenance fee of no more than $36 from each Certificate on each Certificate Anniversary. This fee will be waived if the Participant Account Value equals or exceeds $50,000 at the time the fee is assessed. We will deduct a proportionate amount of the annual maintenance fee upon the surrender of a Certificate.

     The annual maintenance fee ceases when Annuity Payments begin. The annual maintenance fee is intended to reimburse HMLIC for actual expenses incurred in administering the Certificates. We do not expect to profit from such fee and assume the risk that this annual maintenance fee may be insufficient to cover the actual costs of administering the Certificates.

     MORTALITY AND EXPENSE RISK FEE ("M&E FEE") -- For assuming mortality and expense risk, We apply an asset charge to the Subaccounts for the life of the Certificate. This fee may not exceed the annual rate of 1.25% of the daily net assets of the Separate Account (0.45% for mortality risk, and 0.80% for expense risk; these may vary from time to time); however, We reserve the right to change the fee (subject to the 1.25% ceiling) in the future. The fee is computed on a daily basis.

     CHARGES FOR OPTIONAL RIDERS -- GUARANTEED MINIMUM DEATH BENEFIT
RIDER -- STEP-UP WITH RETURN OF PREMIUM -- Participants holding Certificates with this rider will each pay 0.20% or less of the average Variable Account Value on an annual basis*. The charge for this rider will continue until the Certificate is terminated or You annuitize the Participant Account Value. At this time, HMLIC is not assessing a charge on the Fixed Account Value.

     GUARANTEED MINIMUM DEATH BENEFIT RIDER -- RETURN OF PREMIUM WITH INTEREST--Participants holding Certificates with this rider will each pay 0.30% or less of the average Variable Account Value on an annual basis*. The charge for this rider will continue until the Certificate is terminated or You annuitize the Participant Account Value. At this time, HMLIC is not assessing a charge on the Fixed Account Value.

     GUARANTEED MINIMUM DEATH BENEFIT RIDER -- RETURN OF PREMIUM -- Participants holding Certificates with this rider will each pay 0.05% or less of the average Variable Account Value on an annual basis. The charge for this rider will continue until the Certificate is terminated or You annuitize the Participant Account Value. At this time, HMLIC is not assessing a charge on the Fixed Account Value.

     *If both the Guaranteed Minimum Death Benefit Rider-Annual Step-up with Return of Premium and the Guaranteed Minimum Death Benefit Rider-Return of Premium with Interest are selected, the total annual charge for both riders will not exceed 0.40% (on an annual basis) of the average Variable Account Value. At this time, HMLIC is not assessing a charge on the Fixed Account Value.

     PREMIUM BONUS RIDER -- This option provides for a credit of a percentage of premium payments We receive at Our Home Office during a specified period of time. The premium bonus will never exceed 5% and will never be paid longer than 5 years. This rider will only be included if negotiated by the employer and HMLIC as part of the Contract. There is no separate charge for this rider; any charge for this rider will be included in the other Certificate charges. However, if the Contract Owner elects this option, the surrender charge period may be longer, the surrender charges may be higher, or the mortality and expense risk fee may be higher than if the rider had not been selected. The premium bonus rider may result in a profit or loss to HMLIC. This rider may be beneficial to You only if You own a Certificate for a sufficient length of time.

     OPERATING EXPENSES OF THE UNDERLYING FUNDS -- The deductions from and expenses paid out of the assets of the Underlying Funds are described in each Underlying Fund's prospectus.

DEATH BENEFIT

DEATH BENEFIT PROCEEDS

     If a Participant dies before the Annuity Date and while the Certificate is in force, We will pay a death benefit to the beneficiary designated by the Participant. The death benefit is determined for each beneficiary as of the date Proof of Death is received by HMLIC from such beneficiary. Proof of Death includes a certified death certificate or other satisfactory evidence of death, a completed claimant's statement and any additional forms, documentation, and written payment instructions necessary to process a death benefit claim, in a form satisfactory to Us.

     The beneficiary will receive the greatest of:

     1.  the Participant Account Value; or

     2.  the death benefit provided in any rider attached to the Certificate.

     At the option of the beneficiary, We will pay all or part of the death benefit proceeds to the beneficiary under one of the Annuity Payment options described under "Annuity Payments -- Annuity Payment Options." If the form of Annuity Payment selected requires that payment be made by HMLIC after the death of the beneficiary, payments will be made to a payee designated by the beneficiary or, if no subsequent payee has been designated, to the beneficiary's estate.

GUARANTEED MINIMUM DEATH BENEFIT RIDERS

     The Contract Owner may select for all Participants in its Plan, or a Participant may elect, any of the optional death benefits described below. An additional cost is associated with each of these benefits. All of these optional benefits may not be available in all states or in all Plans.

     GUARANTEED MINIMUM DEATH BENEFIT -- RETURN OF PREMIUM

DEATH BENEFIT UNDER THIS RIDER

     Prior to the Annuity Date, the death benefit is equal to the greatest of:

     1.  the Participant Account Value; or

     2. the death benefit provided in any other rider attached to the Certificate; or

     3.  the Return of Premium Death Benefit described in this rider.

RETURN OF PREMIUM DEATH BENEFIT

     On the Certificate Date, the Return of Premium Death Benefit is equal to the initial Net Premium received. The Return of Premium Death Benefit is increased by any subsequent Net Premium received, and decreased by an adjustment for any withdrawals and an adjustment for any outstanding loan balance.

     An adjustment for any withdrawal is determined by dividing the withdrawal amount by the sum of the Participant Account Value and any Loan Reserve Account Value immediately before the withdrawal and multiplying the resulting fraction by the Return of Premium Death Benefit immediately before the withdrawal. (The Loan Reserve Account Value is the amount equal to the sum of the outstanding loan principal plus any interest credited to the loan reserve account. The loan reserve account is an interest bearing account established when a loan is made.)

     The Return of Premium Death Benefit will be adjusted by any outstanding loan balance at the time We receive Proof of Death of the Participant.

     We will calculate the Death Benefit as of the date We receive Proof of Death of the Participant at Our Home Office.

RIDER CHARGE

     Any charge for this rider is guaranteed not to increase after the rider has been issued.

     We will deduct any Variable Account charge for this rider from Your Variable Account Value and any Fixed Account charge for this rider from Your Fixed Account Value.

RIDER TERMINATION

     This rider cannot be terminated by the Contract Owner or the Participant after the Certificate Date. This rider terminates upon the earliest of:

     a.  when the Participant applies the Annuitized Value to an annuity option;
         or

     b. the date the Certificate terminates as a result of surrender of the Certificate or death of the Participant; or

     c. if the Contract Owner requires that the Participant Account Value be distributed. See Your Certificate for more details.

     GUARANTEED MINIMUM DEATH BENEFIT -- STEP-UP WITH RETURN OF PREMIUM

DEATH BENEFIT UNDER THIS RIDER

     Before the Annuity Date, the death benefit is equal to the greatest of:

     1.  the Participant Account Value; or

     2. the death benefit provided in any other rider attached to the Certificate; or

     3.  the Return of Premium Death Benefit described in this rider; or

     4.  the Step-Up Death Benefit described in this rider.

     We will calculate the death benefit as of the date We receive Proof of Death of the Participant at Our Home Office.

RETURN OF PREMIUM DEATH BENEFIT

     On the Certificate Date, the Return of Premium Death Benefit is equal to the initial Net Premium received. The Return of Premium Death Benefit is increased by any subsequent Net Premium received, and decreased by an adjustment for any withdrawals and an adjustment for any outstanding loan balance.

     An adjustment for any withdrawal is determined by dividing the withdrawal amount by the sum of the Participant Account Value and any Loan Reserve Account Value immediately before the withdrawal and multiplying the resulting fraction by the Return of Premium Death Benefit immediately before the withdrawal.

     The Return of Premium Death Benefit will be adjusted by any outstanding loan balance at the time We receive Proof of Death of the Participant.

STEP-UP DEATH BENEFIT

     The Step-Up Death Benefit is based on a series of calculations of Step-Up Anniversary Value. The Step-Up Death Benefit is equal to the greatest Step-Up Anniversary Value attained from this series of calculations, adjusted by any outstanding loan balance as set forth below.

     We calculate the Step-Up Anniversary Value for every Certificate Anniversary before the Participant's attainment of age 81, including the Certificate Anniversary immediately following the Participant's attainment of age 80 or when We receive Proof of Death, whichever is earlier.

     The Step-Up Anniversary Value for a given Certificate Anniversary is equal to the sum of the Participant Account Value and any Loan Reserve Account Value (as defined in the loan section of the tax endorsement attached to Your Certificate) as of that Certificate Anniversary increased by any subsequent Net Premium received and decreased by any adjustments for any subsequent withdrawals. We will determine any adjustment for any subsequent withdrawal by dividing the withdrawal amount by the sum of the Participant Account Value and any Loan Reserve Account Value (as defined in the loan section of the tax endorsement attached to Your Certificate) immediately before the withdrawal and multiplying the resulting fraction by the Step-Up Anniversary Value immediately before the withdrawal. The Step-Up Death Benefit will be adjusted by any outstanding loan balance at the time We receive at our Home Office Proof of Death of the Participant.

RIDER CHARGE

     Any charge for this rider is guaranteed not to increase after this rider has been issued.

     We will deduct any Variable Account charge for this rider from Your Variable Account Value and any Fixed Account charge from Your Fixed Account Value.

RIDER RESTRICTIONS

     We reserve the right to restrict allocations or transfers to the Fixed Account or any of the Subaccounts.

TERMINATION OF THIS RIDER

     This rider cannot be terminated by the Participant or the Contract Owner after the Certificate Date. This rider terminates upon the earliest of:

     a. when the Participant applies the Annuitized Value to an annuity option under the Certificate; or

     b. the date the Certificate terminates as a result of surrender of the Certificate or death of the Participant ; or

     c. if the Contract Owner requires that the Participant Account Value be distributed. See Your Certificate for more details.

     GUARANTEED MINIMUM DEATH BENEFIT -- RETURN OF PREMIUM WITH INTEREST

DEATH BENEFIT UNDER THIS RIDER

     Before the Annuity Date, the death benefit is equal to the greatest of:

     1.  the Participant Account Value; or

     2. the death benefit provided in any other rider attached to the Certificate; or

     3. the Return of Premium with Interest Death Benefit described in this rider.

RETURN OF PREMIUM WITH INTEREST DEATH BENEFIT

     On the Certificate Date, the Return of Premium with Interest Death Benefit is equal to the initial Net Premium received. The Return of Premium with Interest Death Benefit is increased by any subsequent Net Premium received, decreased by an adjustment for any withdrawals, and is accumulated at the following interest rates:

     1. 5 percent prior to and upon the Certificate Anniversary immediately following the Participant's attainment of age 80.

     2.  0 percent thereafter.

     An adjustment for any withdrawal is determined by dividing the withdrawal amount by the sum of the Participant Account Value and any Loan Reserve Account Value (as defined in the loan section of the tax endorsement attached to Your Certificate), immediately before the withdrawal and multiplying the resulting fraction by the Return of Premium with Interest Death Benefit immediately before the withdrawal.

     We will calculate the death benefit as of the date We receive Proof of Death of the Participant at Our Home Office. We also will adjust the Return of Premium with Interest Death Benefit by any outstanding loan balance at that time.

MAXIMUM RETURN OF PREMIUM WITH INTEREST DEATH BENEFIT VALUE

     The amount of the Return of Premium with Interest Death Benefit shall not exceed an amount equal to 200 percent of Net Premium, less any adjustments for withdrawals, and less an adjustment for any outstanding loan balance as of the date We receive Proof of Death.

RIDER CHARGE

     Any charge for this rider is guaranteed not to increase after the rider has been issued.

     We will deduct any Variable Account charge for this rider from Your Variable Account Value and any Fixed Account charge from Your Fixed Account Value.

RIDER RESTRICTIONS

     We reserve the right to restrict allocations or transfers to the Fixed Account or any of the Subaccounts.

TERMINATION OF THIS RIDER

     This rider cannot be terminated by the Participant or the Contract Owner after the Certificate Date. This rider terminates upon the earliest of:

     a.  when the Participant applies the Annuitized Value to an annuity option;
         or

     b. the date the Certificate terminates as a result of surrender of the Certificate or death of the Participant ; or

     c. if the Contract Owner requires that the Participant Account Value be distributed. See Your Certificate for more details.

ANNUITY PAYMENTS

     Qualified Plans often place certain limitations upon election of an Annuity Date. Generally, distributions under Qualified Plans must begin by April 1 following the calendar year in which the Participant reaches age 70 1/2. (See "Tax Consequences -- Taxation of Certificate Benefits.")

     The Certificate provides for fixed or Variable Annuity Payment options or a combination of both. The Participant may elect to have Annuity Payments made under any one or more of the options described below or may elect a lump sum payment. To begin receiving Annuity Payments You must submit a properly completed request form to Our Home Office. If We do not receive Your written election of an Annuity Payment option at Our Home Office at least 30 days before the anticipated Annuity Date, the Annuity Payment option will be the Life Annuity with Payments Guaranteed for 10 Years, which is payable on a Variable basis for any value in a Subaccount.

     We will process the request so that the Variable Annuity Payments begin as of the first of the month following the month of receipt of Your request unless a later date is requested and approved by HMLIC. If you elect a fixed payment option, we will process the request so that the fixed Annuity Payments begin as of the effective date selected, unless the request is received after that date. If the request is received after the selected effective date, the payments will begin the following month on the same day. Effective dates cannot be the 29th, 30th or 31st. If You elect a fixed payment option, We will transfer Your Variable Account Value to the Fixed Account on the date Your request is received in Our Home Office. In addition, if You elect a Variable payment option, We will transfer Your Fixed Account Value to the Variable Account on the date we receive Your request in Our Home Office. Your Net Premium allocation(s) will be changed to the Fixed Account or Variable Account, depending on the type of payment option elected. Not all Subaccount(s) may be available for Annuity Payments. Generally, at the time an Annuity Payment option is selected, a Participant must elect whether to withhold for federal and state income taxes. (See "Other Information -- Forms Availability" and "Tax Consequences.")

     In general, the longer Annuity Payments are guaranteed, the lower the amount of each payment. Fixed Annuity Payments remain level throughout the payout period, except

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

in the case of certain joint and survivor Annuity Payment options, and are paid in monthly, quarterly, semiannual, and annual installments. Variable Annuity Payments will vary in amount and are paid only on a monthly basis. If the Annuitized Value to be applied under any one fixed or Variable Annuity Payment option is less than $2,000, or if the option chosen would provide Annuity Payments less than $20 per month at the Annuity Date, then the Certificate value may be paid in a lump sum.

ANNUITY PAYMENT OPTIONS

     The following Annuity Payment options are available on a Variable basis unless otherwise stated.

     LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR LIFE ONLY, 10, 15, OR 20
YEARS -- Annuity Payments are made to the Participant beginning with the Annuity Date. The Annuity Payments will be based upon the number of guaranteed payments selected, and the age and sex of the Participant on the Annuity Date. Payments for this Annuity Payment option will continue as long as the Participant lives, or until all guaranteed payments have been made, whichever is later. Under the Life Annuity with Payments Guaranteed for Life Only option, it is possible that only one Annuity Payment will be made if the Participant's death occurs before the due date of the second Annuity Payment.

     Guaranteed Annuity Payments cannot extend beyond the life expectancy of the Participant, as defined by the IRC. If the Participant dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the beneficiary(ies) as scheduled.

     If the Participant dies before all guaranteed Annuity Payments have been made, the remaining guaranteed Annuity Payments will be paid to the beneficiary(ies) as scheduled.

     After the Annuity Date, this Annuity Payment option cannot be changed and withdrawals cannot be made.

     PAYMENTS FOR A SPECIFIED PERIOD -- Annuity Payments are made to the Participant beginning with the Annuity Date and continue for the specified period of time as elected. The specified period can be as short as five years or as long as 30 years, so long as the payments extend beyond the 10th Certificate Anniversary. This option is available on a fixed payment basis only.

     Annuity Payments cannot extend beyond the life expectancy of the Participant, as defined by the IRC. If the Participant dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the beneficiary(ies) as scheduled.

     If the Participant dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the beneficiary(ies) as scheduled.

     After the Annuity Date, the Participant may change this Annuity Payment option, or withdraw a portion of or surrender the Annuitized Value applied to this option. Any change or withdrawal the Participant makes may affect any subsequent Annuity Payments and may have tax consequences. Surrender Charges and/or a Market Value Adjustment may apply. If the Participant surrenders the Annuitized Value applied to this Annuity Payment option, Annuity Payments will cease and the Certificate will terminate. Thereafter, HMLIC will be free of any liability for the terminated Certificate.

     JOINT AND SURVIVOR ANNUITY -- Payments are made to the Participant beginning with the Annuity Date. The Annuity Payments will be based upon the specific survivor option selected, and the age and sex of the two Annuitants on the Annuity Date.

     The available survivor options are to pay during the lifetime of the survivor (1) 50 percent, (2) two-thirds, or (3) 100 percent of the Annuity Payments paid (or the number of Annuity Units) while both Annuitants were living. Upon the death of one Annuitant, the selected survivor option percentage will be applied to determine the remaining payments during the lifetime of the survivor. Upon the death of the survivor, Annuity Payments cease. If the Participant dies while at least one Annuitant is living, the remaining Annuity Payments will be paid to the beneficiary(ies) as scheduled. After the Annuity Date, this Annuity Payment option cannot be changed and withdrawals cannot be made.

OTHER PAYOUT OPTIONS

     If the Participant does not wish to elect one or more of the Annuity Payment options described above, the Participant may:

     a. receive the proceeds in a lump sum less any applicable Surrender Charges, or

     b. leave the Certificate with HMLIC and receive the value under the required minimum distribution requirements of IRC Section 401(a)(9), see "Required Minimum Distributions," or

     c.  elect any other payout option that HMLIC makes available.

AMOUNT OF FIXED AND VARIABLE ANNUITY PAYMENTS

     The Annuitized Value will be applied to purchase the Annuity Payment option You select. The Annuitized Value applied to purchase Variable Annuity Payments will be allocated to the Subaccount(s) as the Participant instructs. Not all Subaccount(s) may be available for Annuity Payments. The first monthly annuity payment purchased per $1,000 applied to each Subaccount under a Variable Annuity Payment option will be the same amount as the initial monthly Annuity Payment purchased per $1,000 applied to the corresponding fixed annuity option.

     FIXED ANNUITY PAYMENTS -- Except in the case of certain joint and survivor Annuity Payment options, the amount of each fixed Annuity Payment will not change. Higher Annuity Payments may be made at the sole discretion of HMLIC.

     VARIABLE ANNUITY PAYMENTS -- If You choose to receive Variable Annuity Payments, the dollar amount of Your payment will depend upon: (1) Your Annuitized Value that is applied to purchase Variable Annuity Payments on the

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

Annuity Date, less any deductions We make for premium taxes; (2) the assumed interest rate for the Certificate (here, 2%); and (3) the performance of the Variable Investment Options You selected. The amount of the first monthly Variable Annuity Payment will vary with the form of Annuity Payment option selected and the age(s) of the Annuitant(s).

     The first monthly Variable Annuity Payment is used to calculate the number of Variable Annuity Units for each subsequent monthly Annuity Payment. The number of Variable Annuity Units remains constant over the payment period except when a joint and survivor Annuity Payment option other than the 100% option is chosen; in those cases, the number of Variable Annuity Units will be reduced upon the death of either Annuitant to the survivor percentage elected.

     The amount of each monthly Annuity Payment following the first Variable Annuity Payment varies from month to month. Annuity Payments are determined each month by multiplying the Variable Annuity Units by the applicable Variable Annuity Unit Value at the date of payment.

ANNUITY UNIT VALUE

     The Annuity Unit Value for the Wilshire VIT Equity Fund -- Horace Mann Shares, Wilshire VIT Balanced Fund -- Horace Mann Shares and Wilshire VIT Income Fund -- Horace Mann Shares Subaccounts was set at $10.00 as of the date amounts first were allocated to provide Annuity Payments. The Annuity Unit Value for the Wilshire VIT Short-Term Investment Fund was established at $10.00 on July 1, 2004. The Annuity Unit Value for the T. Rowe Price Equity Income Portfolio VIP II, AllianceBernstein Variable Products Series Fund, Inc. Small/Mid Cap Value Portfolio, Cohen & Steers VIF Realty Fund, Inc., AllianceBernstein Variable Products Series Fund, Inc. Small Cap Growth Portfolio, T. Rowe Price Prime Reserve Portfolio, Wilshire Variable Insurance Trust 2010 Aggressive Fund, Wilshire Variable Insurance Trust 2010 Moderate Fund, Wilshire Variable Insurance Trust 2010 Conservative Fund, Wilshire Variable Insurance Trust 2015 Moderate Fund, Wilshire Variable Insurance Trust 2025 Moderate Fund, Wilshire Variable Insurance Trust 2035 Moderate Fund and Wilshire Variable Insurance Trust 2045 Moderate Fund was established on May 1, 2006. The Annuity Unit Value for all other Subaccounts was established at $10.00 on March 1, 2005.
     - The current Variable Annuity Unit Value is equal to the prior Variable Annuity Unit Value on the Valuation Date when Annuity Payments were last determined, multiplied by the applicable net investment factor. This factor is computed by dividing (1) the net asset value of a share of the Underlying Fund on the current Valuation Date, plus any dividends or other distributions, by (2) the net asset value of a share of the Underlying Fund on the Valuation Date of the preceding Valuation Period, and multiplying this result by the investment multiplier. The investment multiplier is one divided by the sum of one plus the assumed interest rate and the mortality and expense risk fee, adjusted to a monthly rate.
     - If the net investment factor is equal to one, then monthly payments from that Subaccount will remain level. If the net investment factor is greater than one, the monthly payments from that Subaccount will increase. Conversely, if the net investment factor is less than one, the payments from that Subaccount will decrease.

MISSTATEMENT OF AGE OR SEX

     If any age or sex has been misstated, We will pay Annuity Payments in the amount which would have been paid at the correct age and sex. We will deduct any overpayments We have made, including interest, from future payments. We will pay any under payments, including interest, in a lump sum to the Participant if living, otherwise to the beneficiary(ies). The interest rate will be equal to the guaranteed interest rate after the Annuity Date, as indicated on the Annuity Data pages of the Certificate. We may pay interest in excess of the guaranteed amount. This interest may vary from time to time and is not guaranteed.

TAX CONSEQUENCES

OTHER CONSIDERATIONS

     This discussion of the federal income tax consequences is only a brief summary and is not intended as tax advice. The tax laws governing the provisions of annuity contracts and Qualified Plans are extremely complex, often difficult to comprehend and may be changed at any time. The discussion does not address special rules, prior tax laws, or state tax laws. A prospective Contract Owner or Participant considering purchase of a Contract or Certificate should first consult with a qualified and competent tax adviser before taking any action that could have tax consequences.

SEPARATE ACCOUNT

     The operations of the Separate Account form part of the operations of HMLIC; however, the IRC provides that no federal income tax will be payable by HMLIC on the investment income and capital gains of the Separate Account if certain conditions are met.

TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF A CERTIFICATE

     A transfer or assignment of ownership of a Certificate issued under a Qualified Plan is generally prohibited, and the tax consequences of doing so are not discussed herein. The designation of an Annuitant, the selection of certain maturity dates, or the exchange of a Certificate may result in certain tax consequences to You that are also not discussed herein. A Participant contemplating any such transfer, assignment, exchange or transaction should consult a tax advisor as to the tax consequences.

PARTICIPANTS

CONTRIBUTION LIMITATIONS AND GENERAL REQUIREMENTS APPLICABLE TO QUALIFIED PLANS

     The tax rules applicable to Participants in a Qualified Plan vary according to the type of Qualified Plan and according to the terms and conditions of the specific Plan. The information provided here regarding the tax consequences of Qualified Plans is intended to be only general in nature. You should consult with Your tax adviser for the application of these rules to Your specific facts before purchasing a Certificate under a Qualified Plan.

     Contributions made to Qualified Plan are generally not taxed at the time of the contribution. This includes elective deferrals made under a salary reduction agreement and nonelective contributions made by Your employer. The exception to this is the amount of elective deferrals designated as a Roth contribution by You. Designated Roth contributions are taxed in the year of the contribution. Elective deferrals to 403(b) and 401(k) plans, including designated Roth amounts, and salary-reduction contributions to a 457(b) governmental plan are subject to annual limitations imposed by the IRC. Employer contributions are subject to additional limitations and are not discussed here. Further, contributions and investment earnings credited to the Participant Account are generally not subject to tax until such amounts are distributed as defined by the IRC. Distributions of investment earnings attributable to amounts designated as Roth contributions may be tax free if certain conditions are met. Purchasing a Certificate under a Qualified Plan does not provide any additional tax advantage to that already available through the Qualified Plan.

     Optional death benefits in some cases may exceed the greater of the premium payments or Participant Account Value. Such a death benefit could be characterized as an incidental benefit, the amount of which is limited in any 401 plan or 403(b) plan. Because an optional death benefit may exceed this limitation, anyone using a Certificate in connection with such plans should consult a tax adviser before purchasing an optional death benefit rider.

     SECTION 403(B) TAX-DEFERRED ANNUITY -- A Section 403(b) tax-deferred (or tax-sheltered) annuity is available for employees of public schools and certain organizations tax-exempt under Section 501(c)(3). Elective deferral contributions are limited to the lesser of $15,500 in 2007 or 100% of income. Additional amounts may be contributed if the Participant is age 50 or older, $5,000 in 2007,. Both the maximum elective deferral contribution and additional amount if You are age 50 or older are indexed for inflation after 2007. An additional special catch-up contribution is available to certain Participants who have 15 years of service with their current employer. Employer contributions are allowed with additional limitations under the Qualified Plan rules. Contributions may be subject to FICA (Social Security) tax. Contributions and earnings are not included in the Participant's income until distributed. Distributions from Section 403(b) annuities generally cannot be made until the Participant attains age 59 1/2. However, exceptions to this rule include severance from employment, death, disability and hardship and, generally, the balance in the annuity as of December 31, 1988. Section 403(b) annuity accumulations may be eligible for a tax-free rollover to an eligible retirement plan or transfer to another Section 403(b) annuity contract. Section 403(b) annuities are subject to the required minimum distribution rules.

     SECTION 457(B) ELIGIBLE GOVERNMENTAL PLAN -- A Section 457(b) deferred compensation plan is available for employees of eligible state or local governments. Elective deferral amounts are limited to the lesser of $15,500 for 2007 or 100% of includable compensation. Additional amounts may be contributed if the Participant is age 50 or older, $5,000 for 2007. Both the maximum elective deferral amount and additional amount if You are age 50 or older are indexed for inflation after 2007. A special catch-up contribution is allowed in the last three years of employment before attaining normal retirement age. Contributions and earnings are not included in the Participant's income until distributed. Distributions are not generally allowed until the employee reaches age 70 1/2 except for severance from employment or for an unforeseeable emergency or severe financial hardship. Section 457(b) annuity contract accumulations can be rolled over or transferred to other Section 457(b) eligible governmental plan contracts or an eligible retirement plan. Section 457(b) annuity contracts are subject to the required minimum distribution rules.

     SECTION 401 -- Section 401 permits employers to establish various types of retirement plans (e.g., pension, profit sharing, 401(k) plans) for their employees. Retirement plans established in accordance with Section 401 may permit the purchase of annuity contracts to provide benefits under the plan. In order for a retirement plan to be considered qualified under Section 401 it must: meet certain minimum standards with respect to participation, coverage and vesting; not discriminate in favor of highly compensated employees; provide contributions or benefits that do not exceed certain limitations; prohibit the use of plan assets for purposes other than the exclusive benefit of the plan participant and their beneficiaries covered by the plan; comply with certain minimum distribution requirements; provide for certain spousal survivor benefits; and comply with numerous other qualification requirements. A retirement plan qualified under Section 401 may be funded with employer contributions, employee contributions or a combination of both. Employee contributions may be made pre-tax (under a salary reduction agreement) or on an after-tax basis.

     DESIGNATED ROTH ACCOUNTS -- Section 403(b) and 401(k) plans are allowed to establish Designated Roth accounts within their plans. If this feature is included in the Plan, the Participant can designate some or all of his/her elective deferral contributions as Designated Roth contributions. As a result, the Designated Roth contribution will be includible in the Participant's income in the year of the contribution and be subject to all wage withholding requirements.

     The Designated Roth contribution combined with other elective deferral contributions are subject to the limits discussed above. Designated Roth contributions are also subject to the same distribution restrictions as all other contributions to the Plan.

     ROLLOVERS -- A rollover is a tax-free transfer of a distribution (cash or other assets) from one retirement plan to another. A trustee-to-trustee (or issuer-to-issuer) transfer is a tax-free transfer from one retirement plan to a similar retirement plan and does not involve a distribution. Within rollovers, there are also direct rollovers where the distribution is made directly to the other retirement plan. Distributions that are properly rolled over and transfers are not includable in income until they are ultimately paid out of the Certificate. A Section 401 plan can be rolled over to another Section 401 plan, a Section 403(a) annuity, a Section 403(b) tax-deferred annuity or an eligible
Section 457 governmental plan.

     Amounts under a Section 403(b) tax-deferred annuity can be rolled over or transferred to a traditional IRA, a Section 401 plan, a Section 403(a) annuity, a Section 403(b) tax-deferred annuity or an eligible Section 457 governmental plan. In all cases the eligible Section 457 plan must separately account for amounts rolled over from other non-Section 457 plans. For a Section 403(b) annuity, only amounts eligible for distribution can be rolled over. However, amounts may be transferred between tax-deferred annuities if the requirements of Revenue Ruling 90-24 are met. A distribution from Designated Roth accounts may only be rolled over to a Roth IRA or to another similar Designated Roth through a direct rollover.

     TAXATION OF ANNUITY BENEFITS -- Amounts contributed as elective deferrals, excluding amounts from Designated Roth accounts, and nonelective employer contributions are not taxed at the time of contribution. Earnings on these amounts are also not taxed as they accumulate. Benefits from Certificates containing only pre-tax contributions and related earnings will be taxed as ordinary income when received. Benefits from Certificates containing both pre-tax and post-tax contributions and related earnings will be taxed as ordinary income and on a prorata basis in accordance with the IRC Section 72 rules regarding Qualified Plans. Benefits from Certificates containing and attributable to amounts from Designated Roth accounts will only be taxed to the extent there are earnings and the distribution is not a qualified distribution as discussed below.

     Loans, if not made within certain terms of the IRC, will be treated as distributions. Loans from Sections 401 and 403(b) plans will generally not be treated as distributions if the terms require repayment within five years (except loans to acquire a home); the loans have substantially level payments over the term of the loan; the loans do not exceed $50,000 and the loans are evidenced by a legally enforceable agreement.

     Elective deferral contributions designated as Roth amounts are taxed at the time of contribution and not at the time of distribution. Earnings related to amounts from Designated Roth accounts are taxed as ordinary income at the time of the distribution on a prorata basis under the IRC Section 72 rules for Qualified Plans unless the distribution is considered a qualified distribution. In a qualified distribution, the earnings are tax free. A distribution from a Designated Roth is considered qualified if it is made more than 5 years after establishment of the Designated Roth and made on or after the Participant attains age 59 1/2, dies or becomes disabled.

ADDITIONAL TAXES

     PREMATURE DISTRIBUTION TAX -- An additional tax (penalty tax) will apply to premature distributions from a Qualified Plan. A premature distribution is generally any distribution made before the Participant reaches age 59 1/2. The penalty tax is 10% of the amount of the payment that is includable in income. The penalty tax does not apply to distributions from Section 457 plans. Certain payments may be exempt from the penalty tax depending on the type of Qualified Plan such as payments made: 1) after age 59 1/2, 2) as the result of death or disability, 3) that are part of a series of substantially equal periodic payments over the life or life expectancy of the owner or the joint lives or joint life expectancy of the owner and beneficiary, 4) after separation from service and attainment of age 55, 5) for medical care, 6) under a qualified domestic relations order (QDRO) and 7) to correct excess contributions or elective deferrals.

     REQUIRED MINIMUM DISTRIBUTION EXCISE TAX -- If the amount distributed from a Qualified Plan is less than the required minimum distribution for the year (discussed below), the Participant is generally subject to a non-deductible excise tax of 50% on the difference between the required minimum distribution and the amount actually distributed.

     REQUIRED MINIMUM DISTRIBUTIONS -- A Participant of any of the Qualified Plans is generally required to take certain required minimum distributions during the Participant's life, and the beneficiary designated by the Participant is required to take the balance of the Participant Account Value within certain specified periods following the Participant's death.

     The Participant must take the first required distribution by the required beginning date and subsequent required distributions by December 31 of each year thereafter. Payments must be made over the life or life expectancy of the Participant or the joint lives or joint life expectancy of the Participant and the beneficiary. The amount of the required minimum distribution depends upon the Participant Account Value and the applicable life expectancy. The required beginning date for Section 401(a) plans, Section 403(b) annuities, and Section 457 plans is the later of April 1 of the calendar year following the calendar year in which the Participant attains age 70 1/2 or retires.

     If You have any of the optional death benefit features and are taking withdrawals rather than Annuity Payments to satisfy the minimum distribution requirements, the value of this feature may need to be included in calculating the amount required to be distributed. Consult a tax advisor.

     Upon the death of the Participant, the beneficiary must take distributions under one of the following two rules.

     1. If the Participant dies on or after the required beginning date and has designated a beneficiary, any remaining balance will continue to be distributed at least as rapidly as was payable under Mandatory Distributions.

     2. If the Participant dies before the required beginning date, the balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the Participant's death. If the Participant Account Value is payable to a beneficiary other than a spouse, it may be paid over the life expectancy of that beneficiary, provided distributions begin by December 31 of the calendar year following the year of the Participant's death or the beneficiary may make a direct rollover to an individual retirement account which is subject to the inherited IRA minimum distribution rules. If the beneficiary is the spouse, the spouse may defer payments until the end of the calendar year in which the Participant would have reached age 70 1/2 or roll over the Certificate to a traditional IRA or any other eligible retirement plan.

     WITHHOLDING -- Mandatory federal income tax is generally required to be withheld at the rate of 20% on distributions from Qualified Plans. Exceptions to this rule include: non-taxable distributions; a direct rollover or direct transfer to an eligible retirement plan; periodic payments over the Participant's life expectancy or the joint life expectancy of the Participant and the beneficiary; periodic payments over a period of ten years or more; required minimum distributions; and hardship distributions.

     For all amounts not subject to the mandatory 20% withholding, federal income tax is generally required to be withheld unless the Participant elects not to have federal income tax withheld. For periodic payments (Annuity Payments), the withholding is calculated like wage withholding. For all other payments, withholding is at a rate of 10%. For periodic payments, HMLIC will notify the Participant at least annually of his or her right to revoke the election not to have federal income tax withheld. State and/or local tax withholding may also apply.

     FEDERAL ESTATE TAXES -- While no attempt is being made to discuss the federal estate tax implications of the Certificate, purchasers of Certificates should keep in mind that the value of a Certificate owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the Certificate, the value of the Certificate included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

     GENERATION-SKIPPING TRANSFER TAX -- Under certain circumstances, the IRC may impose a "generation skipping transfer tax" when all or part of a Certificate is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Participant. Regulations issued under the IRC may require HMLIC to deduct the tax from Your Certificate or from any applicable payment, and pay the tax directly to the IRS.

     ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS -- The discussion above provides general information regarding U.S. federal income tax consequences to Certificate purchasers who are U.S. citizens or residents. Certificate purchasers who are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from Certificates at a 30% rate, unless a lower treaty rate applies. In addition, Certificate purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the Certificate purchaser's country of citizenship or residence. Prospective Certificate purchasers are advised to consult with a qualified tax adviser regarding U.S. state and foreign taxation with respect to a Certificate purchase.

     FOREIGN TAX CREDITS -- We may benefit from any foreign tax credits attributable to taxes paid by certain Underlying Funds to foreign jurisdictions to the extent permitted under federal tax law.

     POSSIBLE TAX LAW CHANGES -- Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the Certificates could change by legislation, regulation or otherwise. Consult a tax advisor with respect to legislative or regulatory developments and their effect on the Certificates.

     We have the right to modify the Contract and Certificates in response to legislative or regulatory changes that could otherwise diminish the favorable tax treatment that Participants currently receive. We make no guarantee regarding the tax status of any Contract or Certificate and do not intend the above discussion as tax advice.

OTHER INFORMATION

     DISTRIBUTION OF THE CONTRACT -- The Certificates are offered and sold by HMLIC through its licensed life insurance sales personnel who are also registered representatives of HM Investors. In addition, the Certificates may be offered and sold through independent agents and other broker-dealers. HMLIC has entered into a distribution agreement with its affiliate, HM Investors, principal underwriter of the Separate Account. HM Investors, located at One Horace Mann Plaza, Springfield, Illinois 62715-0001, is a broker-dealer registered under the Securities Exchange Act of 1934. HM Investors is a member of the NASD and is a wholly-owned subsidiary of Horace Mann Educators Corporation. Sales commissions are paid by HMLIC to HM Investors and other broker-dealers and range from 1.00% to 11% of premium payments received. No specific charge is assessed directly to Participants or the Separate Account to cover the commissions. We do intend to recover the amount of the commissions through the fees and charges collected under the Certificates and other corporate revenue.

     ASSOCIATION ENDORSEMENTS AND RELATIONSHIPS -- HMLIC or an affiliate has relationships with certain national, State and local education associations or educator groups. Certain associations endorse or sponsor various insurance products of HMLIC or an affiliate. Neither HMLIC nor any of its affiliates pays any consideration solely in exchange for product endorsements or sponsorships. HMLIC or an affiliate does pay various associations or groups for certain special functions, advertising, and similar services, including but not limited to the following:

     - Providing HMLIC and/or an affiliate with access to and opportunities to market its products to association members;

     - Allowing HMLIC or an affiliate to sponsor and promote scholarship and awards programs;

     - Allowing HMLIC or an affiliate to sponsor and/or attend (and market its products at) association meetings, conferences, or conventions; and

     - Allowing HMLIC or an affiliate to conduct workshops for association members.
     LEGAL PROCEEDINGS -- HMLIC, like other life insurance companies, is involved on occasion in lawsuits. Although the outcome of any litigation cannot be predicted with certainty, HMLIC believes that no pending or threatened lawsuits are likely to have a material adverse effect on the Separate Account, on the ability of HM Investors to perform under its principal underwriting agreement, or on HMLIC's ability to meet its obligations under the Certificates.

     MODIFICATION OF THE CONTRACT AND CERTIFICATES -- The Contract and Certificates provide that they may be modified by HMLIC to maintain continued compliance with applicable state and federal laws. Participants will be notified of any modification. Only officers designated by HMLIC may modify the terms of the Contract and Certificates.

     REGISTRATION STATEMENT -- A registration statement of which this prospectus is a part, has been filed with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the Contract and the Certificates thereunder.

     COMMUNICATIONS TO PARTICIPANTS -- To ensure receipt of communications, Participants must notify HMLIC of address changes. Notice of a change in address may be sent to Horace Mann Life Insurance Company, Annuity Customer Service, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile
(FAX) transmission to (217) 527-2307, or by calling (217) 789-2500 or (800)
999-1030 (toll-free).

     HMLIC will attempt to locate Participants for whom no current address is on file. In the event HMLIC is unable to locate a Participant, HMLIC may be forced to surrender the value of the Certificate to the Participant's last known state of residence in accordance with the state's abandoned property laws.

     PARTICIPANT INQUIRIES -- A toll-free number, (800) 999-1030, is available to telephone HMLIC's Annuity Customer Service Department. Written questions should be sent to Horace Mann Life Insurance Company, Annuity Customer Service, P.O. Box 4657, Springfield, Illinois 62708-4657.

     FORMS AVAILABILITY -- Specific forms are available from HMLIC to aid the Participant in effecting many transactions allowed under the Certificate. These forms may be obtained by calling the Annuity Customer Service Department toll-free at (800) 999-1030.

     NASD REGULATION'S PUBLIC DISCLOSURE PROGRAM -- Information about HM Investors and Your agent is available from the NASD at www.nasd.com or by calling (800) 289-9999 (toll-free).

ADDITIONAL INFORMATION

     A copy of the Statement of Additional Information providing more detailed information about the Separate Account is available, without charge, upon request. The Table of Contents of this Statement of Additional Information follows:


TOPIC                                       PAGE
-----                                       ----
General Information and History               1
Underwriter                                   1
Independent Registered Public Accounting
  Firm                                        2
Financial Statements                          2

     To receive, without charge, a copy of the Statement of Additional Information for the Separate Account, please complete the following request form and mail it to the address indicated below, or send it by telefacsimile (FAX) transmission to (217) 535-7123, or telephone (217) 789-2500 or (800) 999-1030
(toll-free) to request a copy.

     HORACE MANN LIFE INSURANCE COMPANY
     P.O. BOX 4657
     SPRINGFIELD, ILLINOIS 62708-4657

Please provide free of charge the following information:


------- Statement of Additional Information dated June 15, 2007 for the Separate Account


Please Mail the above document to:


-----------------------------------------------------------
(Name)


-----------------------------------------------------------
(Address)


-----------------------------------------------------------
(City/State/Zip)

APPENDIX 1
--------------------------------------------------------------------------------

EXAMPLE FOR RETURN OF PREMIUM WITH INTEREST GUARANTEED MINIMUM DEATH BENEFIT ("INTEREST GMDB")

     Assume the following:

     -  There is an initial net premium of $100,000
     - There is a withdrawal on the 3rd Certificate anniversary of $25,000. The Participant Account Value immediately before the withdrawal is $125,000.
     - We are calculating the death benefit on the 5th Certificate anniversary. The Participant Account Value at that time is $101,000.
     -  There are no loans on the Certificate.
     -  The client has not yet attained age 81.
     -  No other death benefit rider was selected.

     The Interest GMDB value at issue is equal to the initial net premium.

     $100,000

     The Interest GMDB value immediately before the withdrawal is the initial net premium accumulated at 5% interest for 3 years:

     $100,000 X 1.05(3) = $115,763

     The withdrawal adjustment is the withdrawal amount divided by the Participant Account Value immediately before the withdrawal and multiplied by the Interest GMDB value immediately before the withdrawal:

     $25,000 / $125,000 X $115,763 = $23,153

     The Interest GMDB value immediately following the withdrawal is the Interest GMDB value immediately before the withdrawal less the withdrawal adjustment:

     $115,763 - $23,153 = $92,610

     The Interest GMDB value on the 5th Certificate anniversary is the Interest GMDB value immediately following the withdrawal accumulated at 5% interest for 2 years:

     $92,610 X 1.05(2) = $102,103

     The death benefit is the greatest of the Interest GMDB and the Participant Account Value.

     Max [$102,103, $101,000] = $102,103

EXAMPLE FOR GUARANTEED MINIMUM DEATH BENEFIT -- STEP-UP WITH RETURN OF PREMIUM ("STEP-UP GMDB")

     Assume the following:

     -  There is an initial net premium of $100,000
     - The Participant Account Value on the 1st Certificate Anniversary is $90,000.
     - The Participant Account Value on the 2nd Certificate Anniversary is $120,000.
     - There is a withdrawal during the 3rd Certificate Year of $25,000. The Participant Account Value immediately before the withdrawal is $125,000.
     - The Participant Account Value on the 3rd Certificate Anniversary is $105,000.
     - We are calculating the death benefit during the 4th Certificate Year. The Participant Account Value at that time is $101,000.
     -  There are no loans on the Certificate.
     -  The client has not yet attained age 81.
     -  No other death benefit rider was selected.

     The Step-Up Anniversary Value for the 1st Certificate Anniversary projected to the date of death is the Participant Account Value on the 1st Certificate Anniversary less an adjustment for the subsequent withdrawal:

     $90,000 - ($25,000 / $125,000 X $90,000) = $72,000

     The Step-Up Anniversary Value for the 2nd Certificate Anniversary projected to the date of death is the Participant Account Value on the 2nd Certificate Anniversary less an adjustment for the subsequent withdrawal:

     $120,000 - ($25,000 / $125,000 X $120,000) = $96,000

     The Step-Up Anniversary Value for the 3rd Certificate Anniversary projected to the date of death is the Participant Account Value on the 3rd Certificate
Anniversary:

     $105,000

     The Step-Up GMDB is equal to the maximum of these values:

     Max [$72,000, $96,000, $105,000] = $105,000

     The Return of Premium Death Benefit at the date of death is the initial net premium less a withdrawal adjustment:

     $100,000 - ($25,000 / $125,000 X $100,000) = $80,000

     The death benefit is the greatest of the Step-Up GMDB, the Return of Premium Death Benefit, and the Participant Account Value.

     Max [$105,000, $80,000, $101,000] = $105,000

                                 June 15, 2007


                      STATEMENT OF ADDITIONAL INFORMATION

           HORACE MANN LIFE INSURANCE COMPANY QUALIFIED GROUP ANNUITY
                                SEPARATE ACCOUNT

                                Flexible Premium
                    Variable Deferred Group Annuity Contract

                       Horace Mann Life Insurance Company


This Statement of Additional Information is not a prospectus, and should be read in conjunction with the prospectus for the variable deferred group annuity contract dated June 15, 2007. Copies of the prospectus for the Group Contract (and the Certificates thereunder) may be obtained by writing to Horace Mann Life Insurance Company, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a facsimile transmission to (217) 535-7123, or by telephoning toll-free (800) 999-1030. The prospectus for the Group Contract (and the Certificates thereunder) sets forth information that a prospective investor should know before investing in a Certificate. Capitalized terms that are used, but not defined, in this Statement of Additional Information have the same meanings as in the prospectus for the Group Contract (and the Certificates thereunder).




June 15, 2007

TABLE OF CONTENTS

TOPIC                                                                  PAGE
General Information and History                                        1
Underwriter                                                            1
Independent Registered Public Accounting Firm                          2
Financial Statements                                                   2


GENERAL INFORMATION AND HISTORY

         Horace Mann Life Insurance Company ("HMLIC") sponsors the Horace Mann Life Insurance Company Qualified Group Annuity Separate Account (the "Separate Account"). HMLIC is a wholly-owned subsidiary of Allegiance Life Insurance Company, which engages in the business of insurance. HMLIC is an indirect, wholly-owned subsidiary of Horace Mann Educators Corporation ("HMEC"), a publicly-held insurance holding company traded on the New York Stock Exchange.

         HMLIC established the Separate Account under Illinois law on October 16, 2006.

UNDERWRITER

Horace Mann Investors, Inc. ("HM Investors"), a broker/dealer registered with the Securities and Exchange Commission and a member of the NASD, serves as principal underwriter of the Group Contract and Certificates thereunder funded through the Separate Account. HM Investors is located at One Horace Mann Plaza, Springfield, Illinois 62715-0001. HM Investors is an affiliate of HMLIC and a wholly owned subsidiary of HMEC.


HMLIC contracts with HM Investors to distribute the Certificates under the Group contracts of HMLIC. The Certificates also may be offered and sold through independent agents and other, unaffiliated broker-dealers that have entered into selling agreements with HMLIC and HM Investors. (HM Investors and such unaffiliated broker-dealers shall be referred to herein collectively as "selling firms."). HM Investors passes through any commissions it receives for sales of the Certificates to its registered representatives and to other selling firms. No Contracts or Certificates have been sold as of June 15, 2007.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM





The financial statements of Horace Mann Life Insurance Company as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, appearing herein have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their respective report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The principal business address of KPMG LLP is 303 East Wacker Drive, Chicago, Illinois 60601.



The KPMG LLP report dated April 27, 2007, of HMLIC includes explanatory language that states that HMLIC prepared the statutory financial statements using statutory accounting practices prescribed or permitted by the Illinois Department of Financial and Professional Regulation--Division of Insurance, which practices differ from accounting principles generally accepted in the United States of America. Accordingly, the KPMG LLP audit report states that the statutory financial statements are not presented fairly in conformity with accounting principles generally accepted in the United States of America, and further states that those statements are presented fairly, in all material respects, in conformity with statutory accounting practices.


FINANCIAL STATEMENTS

Audited financial statements of HMLIC are included herein. The financial statements for HMLIC should be considered only as bearing upon the ability of HMLIC to meet its obligations under the Group Contracts and underlying Certificates. As the Separate Account was only recently established, no financial statements are available for the Separate Account.

                       HORACE MANN LIFE INSURANCE COMPANY

                         Statutory Financial Statements

                           December 31, 2006 and 2005

         (With Report of Independent Registered Public Accounting Firm)

             Report of Independent Registered Public Accounting Firm

The Board of Directors
Horace Mann Life Insurance Company:

We have audited the accompanying statutory statements of admitted assets, liabilities, and capital and surplus of Horace Mann Life Insurance Company (the Company) as of December 31, 2006 and 2005, and the related statutory statements of operations, capital and surplus and cash flows for each of the years in the three-year period ended December 31, 2006. In connection with our audits of the statutory financial statements, we also have audited financial statement schedules I, III & VI, and IV. These statutory financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statutory financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statutory financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Notes 1 and 7 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Illinois Department of Financial and Professional Regulation - Division of Insurance, which practices differ from U.S. generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of the Company as of December 31, 2006 and 2005, or the results of its operations or its cash flows for each of the years in the three-year period ended December 31, 2006.

Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years in the three-year period then ended, on the basis of accounting described in Notes 1 and 7. Also in our opinion, the related financial statement schedules, when considered in relation to the basic statutory financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

KPMG LLP
Chicago, Illinois
April 27, 2007

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Admitted Assets,
Liabilities and Capital and Surplus

December 31, 2006 and 2005

(In thousands)


ADMITTED ASSETS                                              2006         2005
---------------                                           ----------   ----------

Cash and investments:
   Bonds                                                  $2,711,403   $2,731,354
   Bonds on loan                                             290,876      180,940
   Preferred stock                                            37,301           --
   Mortgage loans on real estate                              17,203       17,682
   Cash                                                        4,468        1,859
   Short-term investments                                     27,476        6,116
   Short-term investments, loaned securities collateral      299,445      184,682
   Contract loans                                             92,354       85,139
      Other invested assets                                   16,428           --
                                                          ----------   ----------
Total cash and investments                                 3,496,954    3,207,772
Investment income due and accrued                             39,273       38,095
Uncollected premiums and agents' balances
   in course of collection                                     1,286        1,279
Deferred premiums and agents' balances booked but
   deferred and not yet due                                   44,844       44,925
Current federal income tax recoverable                        14,375       14,538
Deferred tax assets                                            4,351        5,970
Guaranty funds receivable or on deposit                          370          354
Other assets                                                   6,448        2,348
Variable annuity assets held in separate accounts          1,494,614    1,333,690
                                                          ----------   ----------
Total admitted assets                                     $5,102,515   $4,648,971
                                                          ----------   ----------

See accompanying notes to statutory financial statements.            (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Admitted Assets,
Liabilities and Capital and Surplus

December 31, 2006 and 2005

(In thousands, except share data)


LIABILITIES AND CAPITAL AND SURPLUS                          2006         2005
-----------------------------------                       ----------   ----------

Policy liabilities:
   Aggregate reserves:
      Life and annuity                                    $2,846,459   $2,690,648
      Accident and health                                      7,558        8,156
   Unpaid benefits:
      Life                                                     8,616        7,768
      Accident and health                                        266          319
   Policyholder funds on deposit                             140,958      143,588
   Remittances not allocated                                     408          805
                                                          ----------   ----------
Total policy liabilities                                   3,004,265    2,851,284
Accrued expenses                                               2,712        2,920
Asset valuation reserve                                       19,593       13,137
Interest maintenance reserve                                  31,014       29,675
Amounts retained by Company as trustee                        13,081       13,801
Payable to parent, subsidiaries and affiliates                    78          110
Payable for securities                                            --          668
Other liabilities                                              1,071          801
Escrow for securities lending                                298,215      183,584
Transfer from separate accounts accrued for expense
   allowances recognized in reserves                         (13,359)     (11,419)
Variable annuity liabilities held in separate accounts     1,494,614    1,333,690
                                                           ---------    ---------
Total liabilities                                          4,851,284    4,418,251
                                                           ---------    ---------
Capital and surplus:
   Capital stock, $1 par value.
      Authorized 5,000,000 shares,
      2,500,000 shares outstanding                             2,500        2,500
   Additional paid-in capital and contributed surplus         43,704       43,704
   Unassigned surplus                                        205,027      184,516
                                                          ----------   ----------
Total capital and surplus                                    251,231      230,720
                                                          ----------   ----------
Total liabilities and capital and surplus                 $5,102,515   $4,648,971
                                                          ----------   ----------

See accompanying notes to statutory financial statements.

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Operations

Years ended December 31, 2006, 2005, and 2004

(In thousands)


                                                      2006        2005       2004
                                                    --------   ---------   --------

Revenue:
Premiums, annuity and supplementary
   contract considerations:
   Life                                             $ 98,164   $ 563,109   $ 53,681
   Annuity                                           325,691     320,064    326,976
   Accident and health                                 4,219       4,272      4,301
   Supplementary contracts                             9,017       8,187      9,854
                                                    --------   ---------   --------
Total premiums, annuity and supplementary
   contract considerations                           437,091     895,632    394,812
Net investment income                                172,468     161,484    158,175
Amortization of interest maintenance
   reserve                                             2,471       2,991      3,525
Commissions and expense allowances on reinsurance
   ceded                                                 262      (5,039)    16,448
Reserve adjustments on reinsurance ceded                  --    (447,384)    10,000
Management fee income from separate accounts          17,754      17,431     15,820
Mutual fund service fee income                         1,236       1,222      1,225
Fees from sales of partner products                    4,524       3,857      3,271
Other                                                  1,605       1,384       (765)
                                                    --------   ---------   --------
Total revenue                                        637,411     631,578    602,511
                                                    --------   ---------   --------
Benefits and expenses:
Provisions for claims and benefits:
   Life                                               95,438     118,234     73,763
   Annuity                                           395,171     389,209    384,194
   Accident and health                                 1,859       1,026      2,134
   Supplementary contracts                            21,904      20,210     22,562
                                                    --------   ---------   --------
Total claims and benefits                            514,372     528,679    482,653
Commissions                                           29,448      32,012     30,598
General and other expenses                            64,453      63,451     65,078
                                                    --------   ---------   --------
Total benefits and expenses                          608,273     624,142    578,329
                                                    --------   ---------   --------
Net gain before dividends to policyholders
   and federal income tax (benefit) expense           29,138       7,436     24,182
Dividends to policyholders                                --          --         --
                                                    --------   ---------   --------

See accompanying notes to statutory financial statements.            (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Operations

Years ended December 31, 2006, 2005, and 2004

(In thousands)


                                                         2006      2005       2004
                                                       -------   --------   -------

Net gain before federal income tax (benefit) expense    29,138      7,436    24,182
Federal income tax (benefit) expense                     4,488    (15,558)    6,079
                                                       -------   --------   -------
Net gain from operations                                24,650     22,994    18,103
Realized investment gains net of tax and
   transfers to interest maintenance reserve             3,765      1,507     1,634
                                                       -------   --------   -------
Net income                                             $28,415   $ 24,501   $19,737
                                                       -------   --------   -------

See accompanying notes to statutory financial statements.

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Capital and Surplus

Years ended December 31, 2006, 2005, and 2004

(In thousands)


                                                       2006       2005       2004
                                                     --------   --------   --------

Capital stock                                        $  2,500   $  2,500   $  2,500
                                                     --------   --------   --------
Additional paid-in capital and contributed surplus
   Balance at beginning of year                        43,704     22,704     22,704
   Capital contribution                                    --     21,000         --
                                                     --------   --------   --------
Balance at end of period                               43,704     43,704     22,704
                                                     --------   --------   --------
Unassigned surplus:
   Balance at beginning of year                       184,516    204,904    206,980
   Net income                                          28,415     24,501     19,737
   Change in net deferred income tax                     (357)    (6,801)     5,161
   Change in non-admitted assets                       (1,091)     3,315     (6,504)
   Change in reserve on account of change in
      valuation basis                                      --      1,381         --
   Change in asset valuation reserve                   (6,456)    (3,546)    (4,970)
   Dividends to parent                                     --         --     (9,000)
   Change in surplus as a result of reinsurance            --    (26,000)    (6,500)
   Correction of prior year exhibit 5 reserve
      error                                                --    (13,238)        --
                                                     --------   --------   --------
Balance at end of year                                205,027    184,516    204,904
                                                     --------   --------   --------
Total capital and surplus                            $251,231   $230,720   $230,108
                                                     --------   --------   --------

See accompanying notes to statutory financial statements.

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Cash Flow

Years ended December 31, 2006, 2005, and 2004

(In thousands)


                                                        2006        2005         2004
                                                     ---------   ----------   ---------

Cash from operations:
   Revenue received:
      Premiums, considerations
         and deposits                                $ 437,456   $  897,471   $ 395,848
      Investment income                                172,998      162,764     159,092
      Commissions and expense allowances on
         reinsurance ceded                                 262       (5,039)     16,448
      Management fee income from Separate Accounts      17,754       17,431      15,820
      Mutual fund service fee income                     1,236        1,222       1,225
      Fees from sales of partner products                4,524        3,857       3,271
      Other income (loss)                                1,605        1,384        (765)
                                                     ---------   ----------   ---------
   Total revenue received                              635,835    1,079,090     590,939
                                                     ---------   ----------   ---------
   Benefits and expenses paid:
      Claims, benefits and
         net transfers                                 360,340      773,525     274,430
      Expenses                                          91,254       95,452      94,427
      Federal income taxes                               6,504       (6,766)      9,188
                                                     ---------   ----------   ---------
   Total benefits and expenses paid                    458,098      862,211     378,045
                                                     ---------   ----------   ---------
Net cash from operations                               177,737      216,879     212,894
                                                     ---------   ----------   ---------
Cash from investments:
   From investments sold or matured:
      Bonds                                            715,315      580,013     771,424
      Stocks                                                --          192         150
      Mortgage loans                                       542          577         875
      Miscellaneous proceeds                             7,603        2,517         699
                                                     ---------   ----------   ---------
   Total investment proceeds                           723,460      583,299     773,148
                                                     ---------   ----------   ---------
   Cost of investments acquired:
      Bonds                                           (804,135)    (807,031)   (963,352)
      Stocks                                           (37,301)          --        (150)
      Other invested assets                            (16,426)          --          --
      Miscellaneous applications                        (4,426)      (1,849)         --
                                                     ---------   ----------   ---------
   Total investments acquired                         (862,288)    (808,880)   (963,502)
   Net increase in contract loans                       (7,215)      (5,998)     (5,185)
                                                     ---------   ----------   ---------
   Total for investments acquired                     (869,503)    (814,878)   (968,687)
                                                     ---------   ----------   ---------

See accompanying notes to statutory financial statements.            (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Cash Flow

Years ended December 31, 2006, 2005, and 2004

(In thousands)


                                                          2006        2005        2004
                                                       ---------   ---------   ---------

Net cash used for investments                           (146,043)   (231,579)   (195,539)
                                                       ---------   ---------   ---------
Cash from financing and miscellaneous:
   Cash provided (applied):
      Additional Capital and paid in surplus                  --      21,000         --
      Securities lending                                 114,631     183,584     (22,021)
      Net deposits on deposit-type contract funds
         and other liabilities without life or
         disability contingencies                         (2,593)      4,109      13,359
      Change in surplus as a result of reinsurance            --     (26,000)     (6,500)
      Dividends to parent                                     --          --      (9,000)
      Other cash (applied) provided                       (5,000)     (4,048)      1,936
                                                       ---------   ---------   ---------
Net cash from (used for) financing
   and miscellaneous                                     107,038     178,645     (22,226)
                                                       ---------   ---------   ---------
Net change in cash and short-term investments            138,732     163,945      (4,871)
Cash and short-term investments at beginning of year     192,657      28,712      33,583
                                                       ---------   ---------   ---------
Cash and short-term investments at end of year         $ 331,389   $ 192,657   $  28,712
                                                       ---------   ---------   ---------

See accompanying notes to statutory financial statements.

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2006, 2005, and 2004

(In thousands)

(1)  SIGNIFICANT ACCOUNTING POLICIES

          ORGANIZATION

     Horace Mann Life Insurance Company (the Company), an Illinois domiciled company, markets and underwrites tax-qualified retirement annuities, individual life, group disability income, and group life insurance products primarily to educators and other employees of public schools and their families.

     The Company is a subsidiary of Horace Mann Educators Corporation (HMEC), which indirectly owns 100% of the outstanding shares. The Company is a wholly owned subsidiary of Allegiance Life Insurance Company (ALIC). Other affiliated companies include Horace Mann Investors, Inc., Horace Mann Insurance Company, Teachers Insurance Company, Horace Mann Property & Casualty Insurance Company, Horace Mann Lloyds, and Horace Mann Service Corporation (HMSC). HMSC performs certain fiscal and administrative services for all the affiliated companies in the group.

     During 2006 and 2005, the Company has not participated in any business combinations nor discontinued any operations.

          BASIS OF PRESENTATION

     The accompanying statutory financial statements have been prepared in conformity with the accounting practices prescribed or permitted by the Illinois Department of Financial and Professional Regulation - Division of Insurance and the National Association of Insurance Commissioners (NAIC), which differ materially in some respects from United States (U.S.) generally accepted accounting principles as more fully discussed in note 7. At December 31, 2006 and 2005 no transactions have been accounted for as a permitted practice. The significant statutory accounting practices and the Company's related accounting policies follow.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

          INVESTMENTS

     Investments are valued in accordance with the requirements of the NAIC.

     Bonds not backed by other loans are carried at amortized cost using the interest method. Market value is derived from the NAIC Valuation of Securities Manual for securities listed. Market value of bonds not listed is determined considering factors including quality of issuer, interest rates, and maturity dates. Loan backed bonds and structured securities are valued using currently anticipated prepayment assumptions. Prepayment assumptions were obtained from broker dealer survey values and are consistent with the current interest rate and economic environment. Significant changes in estimated cash flows from the original purchase assumptions for loan backed and structured securities are accounted for using the retrospective method. The Company used a pricing service in determining the market value of its loan-backed securities. The Company had no negative yield situations requiring a change from the retrospective to prospective method.

     Preferred stocks are carried at cost, due to call features.

     Mortgage loans are carried at the unpaid principal balance less unamortized discount and were issued at a value of no more than 75% of the appraised value of the mortgaged property. No new mortgage loans were issued during 2006 and 2005. The Company did not reduce interest rates of any outstanding mortgage loans during the year. The Company had no non performing mortgage loans or loans with past due interest or principal payments.

     Contract loans are carried at the unpaid principal balance.

     At December 31, 2006 and 2005, the Company had no investments in derivative financial instruments, joint ventures or partnerships, reverse mortgages, repurchase agreements and holds no loans or debt that has been restructured.

     The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective adjustment method to securities purchased prior to that date.

     Cash and short-term securities have a maturity of one year or less at the time of acquisition. Short-term investments are carried at cost which approximates market value.

     Net realized investment gains and losses are determined on the basis of specific identification.

     The Company's methodology of assessing other-than-temporary impairments is based on security-specific facts and circumstances as of the date of the reporting period. Based on these facts, if management believes it is probable that amounts due will not be collected according to the contractual terms of a debt security not impaired at acquisition, or if the Company does not have the ability or intent to hold a security with an unrealized loss until it matures or recovers in value, an other-than-temporary impairment shall be considered to have occurred. As a general rule, if the fair value of a debt security has fallen below 80% of book value for more than six months, this security will be reviewed for an other-than-temporary impairment.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     Additionally, if events become known that call into question whether the security issuer has the ability to honor its contractual commitments, whether or not such security has been trading above an 80% fair value to book value relationship, such security holding will be evaluated to determine whether or not such security has suffered an other-than-temporary decline in value.

          ASSET VALUATION RESERVE

     The Asset Valuation Reserve (AVR) was calculated as prescribed and required by the NAIC. This reserve is maintained for the purpose of stabilizing surplus against the effects of fluctuations in the value of certain bond, stock, mortgage loan and real estate investments. Changes in the AVR reserve are charged or credited to surplus.

     The balance of the AVR by component as of December 31, 2006 and 2005, is as follows:

                                          2006      2005
                                        -------   -------
Bonds, preferred stock and
   short-term investments               $19,411   $13,104
Mortgage loans                               31        33
Real estate and other invested assets       151        --
                                        -------   -------
   Total AVR                            $19,593   $13,137
                                        -------   -------

At December 31, 2006 and 2005 the AVR was held at a level equal to 84.9% and 63.5%, respectively of the maximum reserve level allowed by the NAIC.

          INTEREST MAINTENANCE RESERVE

     The Interest Maintenance Reserve (IMR) was calculated as prescribed by the NAIC. This reserve is designed to capture the realized capital gains and losses which result from changes in the overall level of interest rates and amortize them into income over the approximate remaining life of the investment sold.

          VARIABLE ANNUITIES ASSETS AND LIABILITIES HELD IN SEPARATE ACCOUNTS

     Assets held in trust for purchasers of variable annuity contracts and the related liabilities are included in the statutory statements of admitted assets, liabilities and capital and surplus. Variable annuity assets, carried at market value, and liabilities represent tax-qualified variable annuity funds invested in various mutual funds.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     The investment income, gains and losses of these accounts accrue directly to the policyholders and are not included in the operations of the Company.

     Reconciliation of transfers to (from) separate account is as follows:


                                      2006        2005
                                    ---------   ---------

Transfers to separate account       $ 138,939   $ 137,892
Transfers from separate account      (139,139)   (122,760)
                                    ---------   ---------
Net transfers to separate account   $    (200)  $  15,132
                                    ---------   ---------

          AGGREGATE RESERVES

     Applicable state insurance laws require that the Company set up reserves in accordance with statutory regulations, carried as liabilities to meet future obligations under outstanding policies. These reserves are the amount that, with the additional premiums to be received and interest thereon compounded annually at certain rates, is calculated to be sufficient to meet the various policy and contract obligations as they occur.

     Premium deficiency reserves at December 31, 2006 and 2005 were $6,016 and $6,147, respectively.

     The Company waives deduction of deferred fractional premiums upon death of insured and returns any portion of the final premiums beyond the date of death. Surrender values are not promised in excess of the legally computed reserves.

     The tabular interest, tabular less actual reserve released and tabular cost have been determined by formula as prescribed in the annual statement instructions. Tabular interest on funds not involving life contingencies is determined as the sum of the products of each valuation rate of interest and the mean of the funds subject to such rate held at the beginning and end of the valuation year.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     Aggregate reserves for life policies, annuity contracts, and supplementary contracts with life contingencies are based on statutory mortality tables and interest assumptions using either the net level, or commissioners' reserve valuation method or commissioners' annuity reserve valuation method. The annuity reserves include the current declared interest rates through the valuation date. The composition of these liabilities at December 31 was as follows:


                           Aggregate reserves
                        -----------------------   Mortality   Interest
                           2006         2005        table       rate
                        ----------   ----------   ---------   --------

Life                    $  706,856   $  674,270    1980 CSO    4.0-7.0%
                             1,422        1,471    1958 CET    2.5-5.5
                           156,475      159,208    1958 CSO    2.5-4.5
                            61,321       58,701    Various     2.5-3.0
                             7,472        7,725    1941 CSO    2.5-6.5

Annuity                  1,303,131    1,274,713    1971 IAM    3.0-5.5
                            74,428       76,987    a-1949      3.0-5.5
                             1,296        1,372    1937 SAT    3.0-3.5
                                78           93    Various     3.0
                           274,454      193,193    a-2000      1.5-3.5
                           147,700      134,847    1983a       3.0-4.5

Supplementary
   contract with
   life contingencies       50,545       54,082    1983a       6.25-11.0
                            58,643       51,034    a-2000      6.0-7.0
                             2,178        2,419    1971 IAM    4.5-11.25
                               460          533    1937 SAT    3.5
      Total             $2,846,459   $2,690,648

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     ANALYSIS OF ANNUITY RESERVES AND DEPOSIT LIABILITIES BY WITHDRAWAL CHARACTERISTICS


                                                 2006                 2005
                                          ------------------   ------------------
                                                        % of                 % of
                                            Amount     Total     Amount     Total
                                          ----------   -----   ----------   -----

Subject to discretionary withdrawal
   With fair value adjustment             $   33,785      1%   $   21,870      1%
   At book value less current surrender
      charge of 5% or more                 1,093,891     31%    1,194,094     37%
   At fair value                           1,481,255     42%    1,322,271     40%
                                          ----------    ---    ----------    ---
Total with adjustment or at fair value     2,608,931            2,538,235

At book value without adjustment
   (minimal or no charge or adjustment)      813,667     23%      608,090     19%
Not subject to discretionary withdrawal      111,826      3%      108,068      3%
                                          ----------    ---    ----------    ---
Total (gross)                              3,534,424    100%    3,254,393    100%
                                          ----------    ---    ----------    ---
Total (net)*                              $3,534,424           $3,254,393
                                          ----------    ---    ----------    ---

* Reconciliation of total annuity actuarial reserves and deposit fund liabilities.


Life & Accident & Health Annual Statement:      2006         2005
------------------------------------------   ----------   ----------

Exhibit 5, Annuities Section, Total (net)    $1,801,088   $1,681,205
Exhibit 5, Supplementary Contracts with
   Life Contingencies Section, Total (net)      111,826      108,068
Exhibit 7, Deposit-Type Contracts, Line
   14, Column 1                                 140,255      142,849
                                             ----------   ----------
Subtotal                                      2,053,169    1,932,122
Separate Accounts Annual Statement:
Exhibit 3, Line 0299999, Column 2             1,477,531    1,318,855
Exhibit 3, Line 0399999, Column 2                 3,724        3,416
                                             ----------   ----------
Subtotal                                      1,481,255    1,322,271
                                             ----------   ----------
Combined Total                               $3,534,424   $3,254,393
                                             ----------   ----------

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     Policy reserves for losses for accident and health contracts are estimated by the Company's valuation actuary using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates specified by regulatory authorities for disability income business.

     Aggregate reserves for accident and health policies include the present value of amounts not yet due on existing claims and unearned premiums at December 31 as follows:


                                            Aggregate
                                             reserves
                                         ---------------
                                          2006     2005
                                         ------   ------

Present value of amounts not yet
   due on claims (3% interest rate)      $7,038   $7,556
Additional contract reserves                347      422
Unearned premiums and other                 173      178
                                         ------   ------
Aggregate accident and health reserves   $7,558   $8,156
                                         ------   ------

     The Company discounts the liabilities for certain cancelable disability insurance business. The liabilities included $6,657 and $7,175 of such discounted reserves at December 31, 2006 and 2005, respectively. The aggregate amount of discount at December 31, 2006 and 2005 were $1,159 and $1,355, respectively.

          UNPAID BENEFITS

     Unpaid benefits consists of case basis reserves and estimates of losses incurred but not reported. Estimates for losses incurred but not reported are based on prior experience modified for current trends.

     Accident and health claim reserves and liabilities include the following:


                                           2006     2005
                                          ------   ------

Aggregate reserves for accident
   and health                             $7,558   $8,156
Unpaid benefits for accident and health      266      319
Less: Additional contract reserves          (347)    (422)
      Unearned premiums and other           (173)    (178)
                                          ------   ------
Accident and health claim reserves
   and liabilities                        $7,304   $7,875
                                          ------   ------

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     The following table sets forth an analysis of accident and health claim reserves and liabilities and provides a reconciliation of beginning and ending reserves for the periods indicated.


                              2006      2005
                             ------   -------

Net balance at January 1     $7,875   $ 9,802
Incurred related to:
   Current year               2,142     2,157
   Prior years                 (203)   (1,014)
                             ------   -------
Total incurred                1,939     1,143
                             ------   -------
Paid related to:
   Current year                 670       698
   Prior years                1,840     2,372
                             ------   -------
Total paid                    2,510     3,070
                             ------   -------
Net balance at December 31   $7,304   $ 7,875
                             ------   -------

          RESERVE FOR SUPPLEMENTARY CONTRACTS WITHOUT LIFE CONTINGENCIES

     This reserve represents the present value of future payments discounted with interest only. At December 31, 2006 and 2005 this liability was $140,255 and $142,849 respectively, based on average credited interest rates of 4.0% in 2006 and 2005, respectively and is included in "policyholder funds on deposit."

          ACCOUNTING CHANGE AND CORRECTION OF ERRORS

     During conversion to a new valuation system in 2005, the Company discovered various errors in the calculation of the Individual Life Reserve (Exhibit 5, Life Insurance, Accidental Death Benefits, Disability - Active Lives, Disability - Disabled Lives, and Miscellaneous Reserves) for prior years. In 2004, the Aggregate Reserves for Life Contracts (Statutory Statements of Admitted Assets, Liabilities and Surplus) were understated by $13,238. Statutory statements of admitted assets, liabilities and surplus and statutory statements of capital and surplus were adjusted in 2005 to correct this error.

     In addition to the errors described above, a change in the valuation basis for Individual Life, Active Life Reserves was also implemented in 2005 for all prior years. The 2004 reserves were recalculated using the Standard Valuation law maximum interest rates as adopted by the Company's state of domicile. The amount of the reserve decrease due to this valuation basis change was $1,381 as listed on Exhibit 5A. With the approval of the Illinois Department of Financial and Professional Regulation - Division of Insurance, statutory statements of admitted assets, liabilities and capital and surplus, and statutory statements of capital and surplus, were adjusted in 2005 to reflect this valuation basis change.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     Subsequent to the filing of the 2004 annual statement, the Company filed an amended 2004 annual statement to correct differences resulting from the resolution of discrepancies related to cash disbursement accounts and federal income tax liabilities. For 2004, admitted assets were increased $337, liabilities were increased $301, policyholder surplus was increased $36 and net income was decreased $2,787.

          LIFE PREMIUMS

     Life premiums are reflected as earned on the coverage anniversary date. Annuity and supplementary contracts with life contingencies premiums are reflected as earned when collected. Accident and health premiums are reported as revenue when due and earned on a pro rata basis over the period covered by the policy.

     Deferred life premiums represent modal premiums (other than annual) to be billed in the year subsequent to the commencement of the policy year.

     Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2006, were as follows:


                                   Net of
                         Gross    Loading
                        -------   -------

Ordinary new business   $ 2,321   $ 1,225
Ordinary renewal         40,689    45,261
Group life                  156       156
                        -------   -------
Totals                  $43,166   $46,642
                        -------   -------

          MUTUAL FUND SERVICE FEE INCOME

     The Company has a service agreement where the Company provides certain services to the Wilshire VIT Funds (Funds) necessary to coordinate the Funds activities with those of the separate account of the Company. For these services the Company receives a mutual fund service fee, accrued daily and paid monthly, based upon the combined assets for the Funds.

          FEES FROM SALES OF PARTNER PRODUCTS

     In 2000, the Company instituted a program to offer long-term care and variable universal life policies, with two third-party vendors underwriting such insurance. In 2003, the Company expanded its third-party vendor offerings with the addition of universal life insurance underwritten by Lincoln National Corporation (Jefferson Pilot Financial). Also in 2003, the Company entered into a third-party agreement with American Funds Distributors, Inc. to market their retail mutual funds. In addition to retail mutual funds, a qualified tuition program (also known as a 529 plan) and Coverdell Education Savings Accounts are also offered through this marketing alliance. In 2005, the Company expanded its third-party vendor offerings with the addition of equity indexed annuities and single premium immediate annuities with two existing vendors. The Company receives a commission on the sale of business underwritten by third-party vendors.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

          INCOME TAXES

     The Company is included in the consolidated federal income tax return of its parent, ALIC, and its ultimate parent, HMEC and its subsidiaries. The tax sharing agreements between the Company and HMEC, as approved by the Board of Directors of the Company, provide that tax on operating income is charged to the Company as if it were filing a separate federal income tax return. The Company is reimbursed for any losses or tax credits to the extent utilized in the consolidated return. Intercompany tax balances are settled quarterly with a subsequent final annual settlement upon filing the consolidated federal income tax return.

     Federal income taxes are charged to operations based on current taxable income. Current year federal income tax expense or benefit is based on financial reporting income or loss adjusted for certain temporary differences, which are the result of dissimilar financial reporting and tax basis accounting methods. A deferred tax asset, for the tax effect of temporary differences between financial reporting and the tax basis of assets, is only reported as an admitted asset to the extent of the sum of federal income taxes paid in prior years that can be recovered through loss carrybacks from temporary differences that reverse within one year; gross deferred tax assets expected to be realized within one year but limited to 10% of adjusted surplus; and gross deferred tax liabilities. The change in net deferred income taxes is included directly in surplus.

          ACQUISITION EXPENSES

     The cost of acquiring new business, principally commissions, underwriting salaries, and related expenses, is charged to expense as incurred.

          NON-ADMITTED ASSETS

     Assets prescribed by the Illinois Insurance Code and the NAIC as "non-admitted" (principally non-admitted deferred tax assets) are charged to unassigned surplus.

          USE OF ESTIMATES

     The preparation of statutory financial statements requires management to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

(2) INVESTMENTS

          NET INVESTMENT INCOME

     The components of net investment income were as follows:


                                         2006         2005         2004
                                       --------     --------     --------

Interest on bonds                      $165,463     $156,797     $154,021
Interest on mortgage loans                1,521        1,564        1,633
Interest on short-term investments        1,621        1,208          686
Interest on contract loans                5,430        4,946        4,758
Other investment income                   1,405            2           24
                                       --------     --------     --------
Gross investment income                 175,440      164,517      161,122
Investment expenses                       2,972        3,033        2,947
                                       --------     --------     --------
Net investment income                  $172,468     $161,484     $158,175
                                       --------     --------     --------

     The Company nonadmits investment income due and accrued if amounts are over 90 days past due. The Company had no amounts non-admitted at December 31, 2006 and 2005. Investment income reflects amortization of premiums and accrual of discounts on an effective-yield basis.

          NET REALIZED INVESTMENT GAINS (LOSSES) NET OF TAX AND TRANSFERS TO IMR

     Realized investment gains (losses) which result from changes in the overall level of interest rates, excluding securities whose NAIC rating classification at the end of the holding period is different from its NAIC rating classification at the beginning of the holding period by more than one NAIC rating classification, are transferred to IMR. Realized investment gains (losses) on most fixed income securities are transferred on an after tax basis to the IMR and amortized into income over the average remaining lives of the assets sold. These gains (losses) are not included in net income in the year they occurred.

          The IMR at December 31 is as follows:


                                         2006         2005
                                       --------     --------

Reserve balance, beginning of year      $29,675     $26,314
Current year capital gains,
  net of tax                              3,810       6,352
Amortization of IMR                      (2,471)     (2,991)
                                        -------     -------
Reserve balance, end of year            $31,014     $29,675
                                        -------     -------

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     Net realized investment gains reported in the statutory statement of operations net of tax and transfers to IMR were as follows:


                                                2006         2005         2004
                                              -------      -------      -------

Bonds                                         $ 9,755      $ 7,881      $ 5,728
Preferred stocks                                   --           42           12
                                              -------      -------      -------
Net realized investment gains                   9,755        7,923        5,740
Less federal income tax expense (benefit)       2,180           64           (6)
Transferred to IMR                             (3,810)      (6,352)      (4,112)
                                              -------      -------      -------
Net realized investment gains
  net of tax and transfers to IMR             $ 3,765      $ 1,507      $ 1,634
                                              -------      -------      -------

     In 2006, the Company impaired one fixed income security. The security was from one retail industry issuer and the amount of the impairment charge was $91. The Company had a fixed income security from one automobile industry issuer with an impairment charge of $1,849 in 2005. The automobile security impaired in 2005 was sold during 2006. The Company had no fixed income security impairment charges in 2004. Gains realized in 2006 included $316 from sales of securities for which impairment charges were recorded in 2005. No securities were sold during 2005 that had been impaired in a previous year. Gains realized in 2004 included $526 loss from sales of securities for which impairment charges were recorded in 2003.

     In each of the periods, the impaired securities were marked to fair value, and the write-downs were recorded as realized investment losses in the statutory statement of operations. These impairments were deemed to be other-than-temporary for one or more of the following reasons: the recovery of full value was not likely, the issuer defaulted or was likely to default due to the need to restructure its debt, or the Company no longer has an intent to retain the security.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

          BONDS AND PREFERRED STOCK

     At December 31, 2006 and 2005, the fair value and gross unrealized capital losses of investments in bonds segregated between securities having an unrealized loss for less than 12 months and securities having an unrealized capital loss for 12 months or longer were as follows:


                                  LESS THAN 12 MONTHS      12 MONTHS OR LONGER              TOTAL
                                 ---------------------   -----------------------   -----------------------
                                    FAIR    UNREALIZED       FAIR     UNREALIZED       FAIR     UNREALIZED
                                   VALUE      LOSSES        VALUE       LOSSES        VALUE       LOSSES
                                 --------   ----------   ----------   ----------   ----------   ----------

AS OF DECEMBER 31, 2006
U.S. government and
      agency obligations:
   Mortgage-backed securities    $ 35,804     $  255     $  488,725     $11,722    $  524,529     $11,977
   Other                           71,468         33        120,344       1,579       191,812       1,612
Municipal bonds                        --         --         14,116         884        14,116         884
Foreign government bonds               --         --          7,217         158         7,217         158
Corporate bonds                   314,953      4,637        653,635      19,735       968,588      24,372
Other mortgage-backed
  securities                       26,705         91         94,906       1,684       121,611       1,775
Preferred stock                     6,354        160             --          --         6,354         160
                                 --------     ------     ----------     -------    ----------     -------
      Totals                     $455,284     $5,176     $1,378,943     $35,762    $1,834,227     $40,938
                                 ========     ======     ==========     =======    ==========     =======


                                   LESS THAN 12 MONTHS       12 MONTHS OR LONGER              TOTAL
                                 -----------------------   ----------------------- -----------------------
                                    FAIR      UNREALIZED      FAIR      UNREALIZED    FAIR      UNREALIZED
                                    VALUE       LOSSES        VALUE       LOSSES     VALUE        LOSSES
                                 ----------   ----------   ----------   ---------- ----------   ----------

AS OF DECEMBER 31, 2005
U.S. government and
      agency obligations:
   Mortgage-backed securities    $  419,016   $ 7,445      $146,838     $ 4,828    $  565,854     $12,273
   Other                            153,373     1,023        47,590       1,142       200,963       2,165
Municipal bonds                       5,990        11        14,227         773        20,217         784
Foreign government bonds              7,337       109            --          --         7,337         109
Corporate bonds                     669,074    12,861       100,104       3,491       769,178      16,352
Other mortgage-backed
  securities                         55,458     1,067        41,736       1,217        97,194       2,284
                                 ----------   -------      --------     -------    ----------     -------
      Totals                     $1,310,248   $22,516      $350,495     $11,451    $1,660,743     $33,967
                                 ==========   =======      ========     =======    ==========     =======

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     At December 31, 2006, the gross unrealized capital loss position in the investment portfolio was $40,938 (392 positions and less than 1.4% of the investment portfolio). No securities were trading below 80% of amortized cost as of December 31, 2006. Securities with an investment grade rating represented 97% of the gross unrealized capital losses. The largest single unrealized capital loss was $1,089 on a FNMA mortgage-backed security purchased in June 2003 when interest rates hit 40 year lows. The majority of the unrealized capital losses were due to changes in interest rates. The portfolio included 269 securities that have been in an unrealized capital loss position for greater than 12 months, totaling $35,762 (of which $12,555 was from securities purchased in 2003 when interest rates were at record lows). The Company views the decrease in value of all of the securities with unrealized capital losses at December 31, 2006 as temporary, expects recovery in fair value, anticipates continued payments under the terms of the securities, and has the intent and ability to hold these securities until maturity or a recovery in fair value occurs. Therefore, no impairment of these securities was recorded at December 31, 2006.

     At December 31, 2006 and 2005, 2.3% and 2.9%, respectively, of the total bond portfolio (at amortized cost) consisted of private placement bonds. The market value of private placement bonds is estimated based upon factors including credit quality, interest rates and maturity dates.

     The carrying value and estimated fair value of investments in bonds and preferred stock as of December 31, 2006 and 2005 are as follows:


                                                          Gross        Gross     Estimated
                                           Carrying    Unrealized   Unrealized      Fair
           December 31, 2006                 Value        Gains       Losses        Value
           -----------------              ----------   ----------   ----------   ----------

U.S. government and agency obligations:
      Mortgage-backed securities          $  744,293    $ 2,259      $(11,977)   $  734,575
      Other                                  216,414        408        (1,612)      215,210
Municipal bonds                               42,280      1,288          (884)       42,684
Foreign government bonds                      26,778      2,077          (158)       28,697
Corporate securities                       1,800,619     41,275       (24,372)    1,817,522
Other mortgage-backed securities             171,895      1,514        (1,775)      171,634
Preferred Stock                               37,301      1,403          (160)       38,544
                                          ----------    -------      --------    ----------
Total                                     $3,039,580    $50,224      $(40,938)   $3,048,866
                                          ----------    -------      --------    ----------

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)


                                                          Gross        Gross      Estimated
                                           Carrying    Unrealized   Unrealized      Fair
           December 31, 2005                 Value        Gains       Losses        Value
           -----------------              ----------   ----------   ----------   ----------
U.S. government and agency obligations:
      Mortgage-backed securities          $  670,345     $ 2,785     $(12,273)   $  660,857
      Other                                  234,433       1,136       (2,165)      233,404
Municipal bonds                               48,280       2,112         (784)       49,608
Foreign government bonds                      27,881       1,651         (109)       29,423
Corporate securities                       1,811,615      68,290      (16,352)    1,863,553
Other mortgage-backed securities             119,740       1,531       (2,284)      118,987
                                          ----------     -------     --------    ----------
Total                                     $2,912,294     $77,505     $(33,967)   $2,955,832
                                          ----------     -------     --------    ----------

     U.S. government and agency obligations include securities issued by Federal National Mortgage Association of $668,483 and $541,651; Federal Home Loan Mortgage Association of $195,904 and $191,823; Government National Mortgage Association of $28,018 and $29,493; and Other Government of $68,302 and $0 as of December 31, 2006 and 2005, respectively.

     At December 31, 2006, .67% of the Company's investment portfolio was invested in collateralized mortgage obligations (CMOs) excluding mortgage obligations of United States governmental agencies. The average credit quality rating of the Company's investment in CMOs was AAA and NAIC 1 -the highest ratings. The market value of CMOs at December 31, 2006 was $98,309 compared to a $100,246 carrying value. The average duration of the Company's investment in CMOs was 4.3 years at December 31, 2006.

     The carrying value and estimated fair value of bonds by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                         Estimated
                                            Carrying       Fair
           December 31, 2006                  Value        Value
           -----------------               ----------   ----------

Due in one year or less                    $  260,609   $  261,307
Due after one year through five years         914,428      916,878
Due after five years through ten years        933,084      935,584
Due after ten years through twenty years      251,634      252,308
Due after twenty years                        642,524      644,245
                                           ----------   ----------
Total bonds                                $3,002,279   $3,010,322
                                           ----------   ----------

     Proceeds from dispositions of investments in bonds and stocks during 2006, 2005 and 2004 were $715,315, $580,205 and $771,574, respectively. Gross gains of $11,296, $16,969 and $9,059 and gross losses of $5,296, $9,046 and
     $3,319 were realized on those sales for 2006, 2005 and 2004, respectively.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

          DEPOSITS

     Included in bonds is the carrying value of securities on deposit with governmental authorities, as required by law, as of December 31 were as follows:


                                            2006     2005
                                           ------   ------

Held for all policyholders                 $1,703   $1,731
Held for policyholders in certain states      977      982
                                           ------   ------
Total deposits                             $2,680   $2,713
                                           ------   ------

          SECURITIES LENDING

     The Company participates in a securities lending program. Acceptable collateral for this program is U.S. Government securities, U.S. Government Agency securities and cash. The collateral is not restricted. The initial collateral received is 102% of the market value of the securities loaned, and the collateral is subsequently maintained at a minimum of 101% of the market value of the securities loaned. As of December 31, 2006 and 2005, the Company had $290,876 and $180,940 respectively, in outstanding securities loaned. The Company maintains effective control over the loaned securities and therefore reports them as bonds in the statutory statements of admitted assets, liabilities and capital and surplus. Securities lending collateral is classified as short-term investments with a corresponding liability in the Company's statutory statements of admitted assets, liabilities and capital and surplus.

          INVESTMENTS IN ENTITIES EXCEEDING 10% OF CAPITAL AND SURPLUS

     There were no entities (other than the U.S. Government and government agencies and authorities) in which the total amount invested exceeds 10% of total capital and surplus at December 31, 2006.

(3)  RELATED PARTY TRANSACTIONS

     The Company has common management and shares office facilities with HMEC and other affiliates and is a party to several intercompany service agreements. Under these agreements, the Company paid $99,130, $95,527, and $97,490 for management, administrative, data processing, commissions and agency services, utilization of personnel, and investment advisory services in 2006, 2005 and 2004, respectively. The Company holds a mortgage loan on the home office property from HMSC in the amount of $13,856 as of December 31, 2006.

     The Company had net balances payable to affiliates of $78 and $110 at December 31, 2006 and 2005.

     ALIC reinsures all of the Company's life insurance business in the state of Arizona. Effective January 1, 2001, ALIC also assumed a small block of Florida whole life business from the Company (see note 8).

     The Company has no common stock investments in any upstream companies or affiliates.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

(4)  FEDERAL INCOME TAXES

     Federal income tax expense for the years ended December 31, 2006, 2005 and 2004, consist of the following major components:


                                                    2006      2005      2004
                                                  -------   --------   ------

Current income tax (benefit) expense
   from operations                                $ 5,873   $(10,225)  $5,695
Prior year (over) under accrual of tax reserves    (1,385)    (1,724)     384
Resolution of contingent tax liabilities               --     (3,609)      --
                                                  -------   --------   ------
Federal income tax (benefit) expense
   from operations                                  4,488    (15,558)   6,079
                                                  -------   --------   ------
Tax expense (benefit) from net
   realized capital gains (losses)                  2,179         64       (6)
                                                  -------   --------   ------
Federal income tax (benefit) expense              $ 6,667   $(15,494)  $6,073
                                                  -------   --------   ------

     The components of the net admitted deferred tax assets (DTAs) and deferred tax liabilities (DTLs) as of December 31, 2006 and 2005 are as follows:


                                                    2006      2005      Change
                                                  -------   --------   -------

Total of all DTAs
   (admitted and nonadmitted)                     $56,517    $55,696   $   821
Total of all DTLs                                  21,540     20,362     1,178
                                                  -------    -------   -------
Net DTAs                                           34,977     35,334      (357)
Total DTAs non-admitted                            30,626     29,364     1,262
                                                  -------    -------   -------
Net admitted DTAs                                 $ 4,351    $ 5,970   $(1,619)
                                                  -------    -------   -------

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     The change in deferred income taxes reported in surplus before consideration of nonadmitted assets is comprised of the following components:


                                            2006      2005      Change
                                          -------   --------   -------

Net DTA                                   $34,977    $35,334    $(357)
                                          -------   --------    -----
Net tax effect without unrealized gains
   and losses                             $34,977    $35,334    $(357)
                                          -------   --------    -----

     The net DTAs at December 31, 2006 and 2005, is included in deferred tax assets on the accompanying statutory statement of admitted assets, liabilities, capital and surplus. There are no temporary differences for which DTLs have not been recognized.

     DTAs resulting from book/tax differences in:


                                      2006      2005
                                    -------   --------

Benefit reserves                    $36,220    $34,259
Deferred acquisition costs           10,654     10,783
Investments                           1,524      1,524
Capital loss carry forwards              --        812
Operating expense accruals            7,522      7,847
Other                                   597        471
                                    -------    -------
Total DTAs                          $56,517    $55,696
                                    -------    -------
Total DTAs non-admitted             $30,626    $29,364
                                    -------    -------
Admitted DTAs                       $25,891    $26,332

DTLs resulting from book/tax differences in:


                                      2006       2005
                                    -------    -------

Bonds                               $ 1,944    $ 1,259
Premiums deferred and uncollected    15,618     14,659
Policy benefits                       2,996      3,521
Other                                   982        923
                                    -------    -------
Total DTLs                          $21,540    $20,362
                                    -------    -------
Net admitted DTAs                   $ 4,351    $ 5,970
                                    -------    -------

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     The Company's income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before income taxes as follows:


                                                               2006      2005
                                                             -------   --------

Current income tax (benefit) expense incurred                $ 6,667   $(15,494)
Change in deferred income tax
   (without tax on unrealized gains and losses)                  357      6,801

                                                             -------   --------
Total income tax (benefit) expense reported                    7,024     (8,693)
                                                             -------   --------
Income before taxes                                           38,893     15,359
                                                             -------   --------
Expected income tax expense at 35%
   statutory rate                                             13,613      5,376
                                                             -------   --------
Increase (decrease) in actual tax reported resulting from:
   Dividends received deduction                               (1,542)    (1,460)
   Nondeductible expense for meals,
      penalties and lobbying                                      91        111
   Tax adjustment for IMR                                       (865)    (1,047)
   Deferred tax benefit on non-admitted assets                    59       (247)
   Prior year surplus reserve adjustment                      (4,149)        --
   Resolution of contingent tax liabilities                       --     (3,609)
   Provision to return                                          (197)       724
   Reinsurance                                                    --     (9,100)
   Other                                                          14        559
                                                             -------   --------
Total income tax (benefit) expense                           $ 7,024   $ (8,693)
                                                             -------   --------

     As of December 31, 2006, there are no net operating loss carryforwards available to offset against future taxable income. As of December 31, 2006, there are no capital loss carryforwards available.

     The amount of federal income taxes incurred that are available for recoupment in the event of future net losses are $4,507, $0 and $3,627 for 2006, 2005, and 2004 respectively.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

(5)  RESTRICTIONS OF SURPLUS

     The amount of dividends which can be paid by Illinois insurance companies without prior approval of the State Insurance Commissioner is subject to restrictions relating to profitability and statutory surplus. Dividends which may be paid to the Parent Company during 2007 without prior approval are approximately $28,400. Dividend payments were $0, $0 and $9,000 in 2006, 2005 and 2004, respectively.

     Under applicable Illinois insurance laws and regulations, the Company is required to maintain a minimum capital and surplus of $1,500.

(6)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Fair values of the Company's insurance contracts other than annuity contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk through the matching of investment maturities with amounts due under insurance contracts. The following methods and assumptions were used to estimate the fair value of financial instruments.

     Investments - For fixed maturities and short-term and other investments, fair value equals quoted market value, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities, adjusted for differences between the quoted securities and the securities being valued. The fair value of mortgage loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and the same remaining maturities. The fair value of contract loans is based on estimates using discounted cash flow analysis and current interest rates being offered for new loans.

     Annuity Contract Liabilities and Policyholder Account Balances on Interest-sensitive Life Contracts - The fair values of annuity contract liabilities and policyholder account balances on interest-sensitive life contracts are equal to the discounted estimated future cash flows (using the Company's current interest rates earned on its investments) including an adjustment for risk that the timing or amount of cash flows will vary from management's estimate.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     Policyholder Funds On Deposit - Policyholder funds on deposit are supplementary contract reserves and dividend accumulations which represent deposits that do not have defined maturities. The carrying value of these funds is used as a reasonable estimate of fair value.

     The carrying amounts and fair values of financial instruments at December 31, 2006 consisted of the following:


                                                                       Estimated
                                                          Carrying       Fair
                                                           amount        value
                                                         ----------   ----------

Financial Assets
   Bonds                                                 $3,002,279   $3,010,322
   Preferred stock                                           37,301       38,544
   Mortgage loans                                            17,203       17,765
   Short-term investments                                   326,921      326,921
   Contract loans and preferred stock                        92,354       95,212
   Other                                                     16,428       16,428
                                                         ----------   ----------
      Total investments                                  $3,492,486   $3,505,192
   Asset valuation reserve                                   19,593           --
                                                         ----------   ----------
      Total investments less asset
         valuation reserve                               $3,472,893   $3,505,192
   Cash                                                       4,468        4,468
                                                         ----------   ----------
Financial Liabilities
   Policyholder account balances on interest-sensitive
      life contracts                                     $   82,572   $   75,773
   Annuity contract liabilities                           1,912,913    1,715,715
   Policyholder funds on deposit                            140,958      140,958
                                                         ----------   ----------

     Fair value estimates shown above are dependent upon subjective assumptions and involve significant uncertainties resulting in variability in estimates with changes in assumptions. Fair value assumptions are based upon subjective estimates of market conditions and perceived risks of financial instruments at a certain point in time. The disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial instrument. In addition, potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

(7) DIFFERENCES BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND STATUTORY ACCOUNTING PRACTICES

     Statutory accounting practices differ in some respects from U.S. generally accepted accounting principles (GAAP). The most significant differences between statutory accounting practices and GAAP are highlighted by the following descriptions of the GAAP treatment:

     (a) Aggregate reserves for future life benefits are computed on the net level premium method using estimates of future investment yield, mortality, and withdrawal.

     (b) Aggregate reserve for annuity contracts are carried at accumulated policyholder values without reduction for potential surrender or withdrawal charges.

     (c) Annuity considerations and other fund deposits are reflected as deposits rather than revenue.

     (d) Acquisition costs are deferred and amortized in proportion to anticipated premiums over the terms of the insurance policies for individual life contracts and amortized over 20 years in proportion to estimated gross profits for interest-sensitive life and investment (annuity) contracts.

     (e) Non-admitted assets less applicable allowance accounts are restored to the balance sheet.

     (f)  Asset valuation and interest maintenance reserves are not provided.

     (g) The assets and liabilities are revalued as of the date of acquisition of HMEC and its subsidiaries in August, 1989.

     (h) Realized investment gains (losses) resulting from changes in interest rates are recognized in income when the related security is sold.

     (i) Reinsurance ceded credits are recognized as assets in GAAP basis financial statements.

     (j) Fixed maturity investments (bonds) categorized as available for sale. Such investments are carried at fair value with changes in fair value charged or credited to shareholder's equity, net of deferred income taxes and the impact on the amortization of capitalized acquisition costs.

     (k) The statement of cash flows is presented in a format as prescribed by Statement of Financial Accounting Standards No. 95.

     (l)  A statement of comprehensive income is required.

     (m) Retroactive Coinsurance and modified coinsurance transactions are recognized as deposits. Statutory ceded premiums, ceded benefits paid, ceded change in reserves and change in surplus as the result of reinsurance are removed from GAAP reporting.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     (n) The realization of DTAs under GAAP is evaluated utilizing a "more likely than not" standard. A valuation allowance is established for DTAs deemed not realizable using this standard. Under statutory accounting principles, the realization of DTAs is determined utilizing an admissibility test outlined in statement of Statutory Accounting Principles No. 10 - Income Taxes. Based on these tests a portion of gross DTAs are non-admitted for statutory accounting purposes. Additionally, changes in the balances of DTAs and DTLs result in increases or decreases of income under GAAP, whereas under statutory accounting principles, these changes directly impact surplus.

     The aggregate effect of the foregoing differences has not been determined separately for the Company.

(8)  REINSURANCE

     The Company cedes reinsurance primarily to limit losses from large exposures and to permit recovery of a portion of direct losses; however, such a transfer does not relieve the Company of its primary obligation to the policyholders.

     Information with respect to reinsurance ceded and assumed by the Company is set forth below.


                                            2006        2005       2004
                                          --------   ---------   --------

Direct life insurance premiums            $102,978   $ 103,897   $107,503
Life insurance premiums ceded:
   To ALIC                                   1,558       1,639      1,533
   Coinsurance and Modified
      Coinsurance agreement                     --    (463,393)    49,538
   Other                                     3,256       2,542      2,751
                                          --------   ---------   --------
Net life insurance premiums as reported     98,164     563,109     53,681
Reserve adjustment on reinsurance ceded
   as reported                                  --    (447,384)    10,000
Life insurance reserves ceded:
   To ALIC                                  12,070      11,351     11,382
   To other companies                        4,434       3,713     43,157
Accident and health premiums ceded:
   To other companies                        2,112       2,365      2,685
Amounts recoverable from reinsurers
   on paid losses                              754         717        347
                                          --------   ---------   --------

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     The maximum amount of direct individual ordinary insurance retained on any standard life is $200 and a maximum of $100 or $125 is retained on each group life policy depending on the type of coverage. Amounts in excess of the retained portion are ceded on a yearly renewable term basis of reinsurance. The Company also maintains a life catastrophe reinsurance program. The Company reinsures 100% of the catastrophe risk in excess of $1,000 up to $15,000 per occurrence. This program covers acts of terrorism but excludes nuclear, biological and chemical explosions as well as other acts of war.

     The Company has a quota share reinsurance agreement with Hartford Life and Accident Insurance Company and cedes 50% of the Company's disability income policies.

     On December 31, 2003, the Company entered into a reinsurance agreement with the United States branch of Sun Life Assurance Company of Canada (SLACC) which replaced the 2002 agreement with Sun Life Reinsurance Company Limited (SLRCL), a member of the Sun Life Financial Group. Under the terms of the December 31, 2003 agreement the Company ceded to SLACC, on a combination coinsurance and modified coinsurance basis, a 75% quota share of the Company's in force interest-sensitive life block of business issued prior to January 1, 2002, representing an increase from the 58% quota share which was in place under the 2002 agreement. SLACC assumed its proportional share of all risks attendant to the business reinsured such as mortality, persistency and investment risk, reducing the Company's liabilities under statutory accounting principles to the extent of the ceded commission. The initial ceding commission received by the Company was $50.0 million and resulted in a $32.5 million after-tax increase in the Company's statutory surplus. The Company's statutory surplus was reduced by $26.0 million (including $21.5 million due to the early termination of the contract noted below) and $6.5 million in 2005 and 2004, respectively. Fees related to these transactions reduced the Company's pretax income by $558 and $973 in 2005 and 2004, respectively. These transactions improved the statutory operating leverage and risk-based capital ratio of the Company.

     Effective July 1, 2005 the Company terminated its reinsurance agreement with SLACC. The early recapture of the reinsurance agreement had the following impact:



Premiums earned                                           $ 487,384
Commissions and expense allowances on reinsurance ceded     (11,583)
Reserve adjustment on reinsurance ceded                    (454,291)
                                                          ---------
Increase in aggregate reserves for life and accident
   and health contracts                                      33,093
Federal and foreign income taxes                            (11,583)
Change in surplus as a result of recapture                  (21,511)
                                                          ---------

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     At December 31, 2006 and 2005 the Company has outstanding surplus relief of $0 and modified coinsurance reserves of $0, respectively, related to the contract with SLACC.

(9)  PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

     The Company is a member of the Horace Mann group of insurance companies. All the Company's personnel are employees of HMSC. Salaries, pension and related benefits are allocated to the Company for these services.

          PENSION PLANS

     HMSC has the following retirement plans: a defined contribution plan; a 401(k) plan; a defined benefit plan for employees hired on or before December 31, 1998; and certain employees participate in a supplemental defined benefit plan or a supplemental defined contribution plan or both.

     After completing the first year of employment, all employees of HMSC participate in the defined contribution plan. Under the defined contribution plan, HMSC makes contributions to each participant's account based on eligible compensation and years of service. Through December 31, 2006, participants were 100% vested in this plan after 5 years of service. Effective January 1, 2007, participants will be 100% vested in this plan after 3 years of service.

     All employees of HMSC participate in a 401(k) plan. HMSC contributes 3% of eligible compensation to each employee's account, which is 100% vested at the time of the contribution. In addition, employees may voluntarily contribute up to 20% of their eligible compensation into their account.

     Effective April 1, 2002, participants stopped accruing benefits under the defined benefit and supplemental defined benefit plans but continue to retain the benefits they had accrued to date. Amounts earned under the defined benefit and supplemental defined benefit plans have been based on years of service and the highest 36 consecutive months of earnings under the plan (through March 31, 2002). Participants are 100% vested in these defined benefit plans after 5 years of service.

     HMSC's policy with respect to funding the defined benefit plan is to contribute amounts which are actuarially determined to provide the plan with sufficient assets to meet future benefit payments consistent with the funding requirements of federal laws and regulations. For the defined contribution, 401(k) and defined benefit plans, investments have been set aside in a trust fund; whereas the supplemental retirement plans are unfunded non-qualified plans.

     Employees whose compensation exceeds the limits covered under the qualified plans participate in an unfunded, non-qualified defined contribution plan. HMSC accrues an amount for each participant based on their compensation, years of service and account balance. Participants are 100% vested in this plan after 5 years of service.

     The Company has no obligations to current or former employees for benefits after their employment but before their retirement.

     Total pension expense allocated to the Company was $5,609, $5,689, and $5,384 for 2006, 2005 and 2004, respectively.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

          POSTEMPLOYMENT BENEFITS

     In addition to providing pension benefits, HMSC also provides certain health care and life insurance benefits to retired employees and eligible dependents. Effective January 1, 2004, only employees who were at least age 50 with at least 15 years of service in 2004 are eligible to continue in this program. Postretirement benefits other than pensions of active and retired employees are accrued as expense over the employees' service years. The allocated cost of these benefits totaled $(495), $282, and $102 for the years ended December 31, 2006, 2005 and 2004, respectively.

     In July 2006, HMSC announced that effective January 1, 2007 it would eliminate the current health care benefits for individuals 65 years of age and over and establish a Health Reimbursement Account (HRA) for each eligible participant. Health care benefits for eligible individuals under 65 years of age will continue to be provided as a bridge to Medicare eligibility. Eligible participants will receive a one-time credit of $10 thousand to their HRA account to use for covered expenses incurred on or after age 65. Also, the new plan does not provide life insurance benefits to individuals who retired in 1994 or later.

(10) LAWSUITS AND LEGAL PROCEEDINGS

     There are various lawsuits and legal proceedings against the Company. Management and legal counsel are of the opinion that the ultimate disposition of such litigation will have no material adverse effect on the Company's financial position or results of operation.

(11) RISK-BASED CAPITAL

     The insurance departments of various states, including the Company's domiciliary state of Illinois impose risk-based capital (RBC) requirements on insurance enterprises. The RBC calculation serves as a benchmark for the regulation of insurance companies by state insurance regulators. The requirements apply various weighted factors to financial balances or activity levels based on their perceived degree of risk.

     The RBC guidelines define specific capital levels where regulatory intervention is required based on the ratio of a company's actual total adjusted capital (sum of capital and surplus and AVR) to control levels determined by the RBC formula. At December 31, 2006, the Company's actual total adjusted capital was $270,824 and the authorized control level risk-based capital was $27,526.

(12) OTHER ITEMS

     The Company had one life claim as a result of the September 11, 2001 events which totaled $30. This claim was paid in October 2001.

                       HORACE MANN LIFE INSURANCE COMPANY
 SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES - SCHEDULE I
                                DECEMBER 31, 2006
                             (AMOUNTS IN THOUSANDS)


                                                                  AMOUNT
                                                                 SHOWN IN
                                                                  BALANCE
TYPE OF INVESTMENTS                     COST(1)    FAIR VALUE      SHEET
-------------------                   ----------   ----------   ----------

Debt securities:
   Bonds:
     U.S. Government and government
       agencies and  authorities      $  960,707   $  949,786   $  960,707
     State, municipalities and
       political subdivisions             42,280       42,684       42,280
     Foreign government bonds             26,778       28,697       26,778
     Public utilities                    170,401      172,637      170,401
     Other corporate bonds             1,802,113    1,816,519    1,802,113
                                      ----------   ----------   ----------
       Total debt securities          $3,002,279   $3,010,323   $3,002,279
                                      ----------   ==========   ----------
Equity securities:
   Preferred stocks:
     Industrial and miscellaneous         37,301           --       37,301
                                      ----------   ----------   ----------
       Total equity securities        $       --   $       --   $       --
                                      ----------   ==========   ----------
Mortgage loans on real estate             17,203          XXX       17,203
Real estate                                   --          XXX           --
Contract loans                            92,354          XXX       92,354
Short-term investments                   326,921          XXX      326,921
Other investments                         16,428          XXX       16,428
                                      ----------                ----------
       Total investments              $3,492,486          XXX   $3,492,486
                                      ==========                ==========

(1) Debt securities are carried at amortized cost or investment values prescribed by the National Association of Insurance Commissioners.

(2)  Real estate acquired in satisfaction of indebtedness is $0.

(3) Differences between cost and amounts shown in the balance sheet for investments, other than equity securities, represent non-admitted investments.

See accompanying report of independent registered public accounting firm.

                       HORACE MANN LIFE INSURANCE COMPANY
             SUPPLEMENTARY INSURANCE INFORMATION - SCHEDULE III & VI
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                             (AMOUNTS IN THOUSANDS)


                                                       AS OF DECEMBER 31,
                                 -------------------------------------------------------------
                                 FUTURE POLICY                                 PREMIUM REVENUE
                     DEFERRED       BENEFITS                    OTHER POLICY    AND ANNUITY,
                      POLICY     LOSSES, CLAIMS                  CLAIMS AND      PENSION AND
                   ACQUISITION      AND LOSS        UNEARNED       BENEFITS     OTHER CONTRACT
SEGMENT              COST(1)      EXPENSES(3)     PREMIUMS(3)      PAYABLE      CONSIDERATIONS
-------            -----------   --------------   -----------   ------------   ---------------

2006:
   Life                            $  938,754                     $  3,461         $ 98,164
   Annuity                          1,804,470                           --          325,691
   Supplementary
      Contracts                       111,851                      137,435            9,017
   Accident and
      Health                            7,824                           62            4,219
                                   ----------                     --------         --------
   Total                           $2,862,899                     $140,958         $437,091
                                   ==========                     ========         ========
2005:
   Life                            $  906,265                     $  3,633         $563,109
   Annuity                          1,684,037                           --          320,064
   Supplementary
      Contracts                       108,114                      139,880            8,187
   Accident and
      Health                            8,475                           75            4,272
                                   ----------                     --------         --------
   Total                           $2,706,891                     $143,588         $895,632
                                   ==========                     ========         ========
2004:
   Life                            $  821,217                     $  3,605         $ 53,681
   Annuity                          1,553,591                           --          326,976
   Supplementary
      Contracts                       105,908                      135,678            9,854
   Accident and
      Health                           10,520                           15            4,301
                                   ----------                     --------         --------
   Total                           $2,491,236                     $139,298         $394,812
                                   ==========                     ========         ========

                                     FOR THE YEARS ENDED DECEMBER 31,
                   -------------------------------------------------------------------
                                                 AMORTIZATION
                                   BENEFITS,      OF DEFERRED
                       NET      CLAIMS, LOSSES      POLICY        OTHER
                   INVESTMENT   AND SETTLEMENT    ACQUISITION   OPERATING    PREMIUMS
SEGMENT              INCOME        EXPENSES        COSTS(1)     EXPENSES    WRITTEN(2)
-------            ----------   --------------   ------------   ---------   ----------

2006:
   Life             $ 51,617       $ 95,438                      $42,100
   Annuity           102,944        395,171                       45,776
   Supplementary
      Contracts       16,968         21,904                        2,757
   Accident and
      Health             939          1,859                        3,268
                    --------       --------                      -------
   Total            $172,468       $514,372                      $93,901
                    ========       ========                      =======
2005:
   Life             $ 47,591       $118,234                      $42,529
   Annuity            96,912        389,209                       47,243
   Supplementary
      Contracts       15,975         20,210                        2,126
   Accident and
      Health           1,006          1,026                        3,565
                    --------       --------                      -------
   Total            $161,484       $528,679                      $95,463
                    ========       ========                      =======
2004:
   Life             $ 47,612       $ 73,763                      $44,523
   Annuity            93,883        384,194                       46,035
   Supplementary
      Contracts       15,501         22,562                        2,022
   Accident and
      Health           1,179          2,134                        3,096
                    --------       --------                      -------
   Total            $158,175       $482,653                      $95,676
                    ========       ========                      =======

(1) Does not apply to financial statements of life insurance companies which are prepared on a statutory basis.

(2)  Does not apply to life insurance.

(3) Unearned premiums and other deposit funds are included in future policy benefits, losses, claims and loss expenses.

See accompanying report of independent registered public accounting firm.

                       HORACE MANN LIFE INSURANCE COMPANY
                            REINSURANCE - SCHEDULE IV
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                             (AMOUNTS IN THOUSANDS)


                                                                                      PERCENTAGE
                                               CEDED TO      ASSUMED                   OF AMOUNT
                                   GROSS        OTHER      FROM OTHER       NET         ASSUMED
                                   AMOUNT     COMPANIES     COMPANIES      AMOUNT       TO NET
                                ----------------------------------------------------------------

2006: Life insurance in force   $13,400,292   $1,869,947       $--      $11,530,345       0.0%
                                ===========   ==========       ===      ===========       ===
   Premiums and annuity,
   pension and other
   contract considerations:
   Life insurance               $   102,978   $    4,814       $--      $    98,164       0.0%
   Annuity                          325,691           --        --          325,691       0.0%
   Supplementary contracts            9,017           --        --            9,017
   Accident and health                6,331        2,112        --            4,219       0.0%
                                -----------   ----------       ---      -----------       ---
   Total premiums               $   444,017   $    6,926       $--      $   437,091       0.0%
                                ===========   ==========       ===      ===========       ===
2005: Life insurance in force   $13,142,164   $1,710,202       $--      $11,431,962       0.0%
                                ===========   ==========       ===      ===========       ===
   Premiums and annuity,
   pension and other
   contract considerations:
   Life insurance               $   103,897   $ (459,212)      $--      $   563,109       0.0%
   Annuity                          320,064           --        --          320,064       0.0%
   Supplementary contracts            8,187           --        --            8,187
   Accident and health                6,637        2,365        --            4,272       0.0%
                                -----------   ----------       ---      -----------       ---
   Total premiums               $   438,785   $ (456,847)      $--      $   895,632       0.0%
                                ===========   ===========      ===      ===========       ===
2004: Life insurance in force   $13,308,820   $5,441,086       $--      $ 7,867,734       0.0%
                                ===========   ==========       ===      ===========       ===
   Premiums and annuity,
   pension and other
   contract considerations:
   Life insurance               $   107,503   $   53,822       $--      $    53,681       0.0%
   Annuity                          326,976           --        --          326,976       0.0%
   Supplementary contracts            9,854           --        --            9,854
   Accident and health                6,986        2,685        --            4,301       0.0%
                                -----------   ----------       ---      -----------       ---
   Total premiums               $   451,319   $   56,507       $--      $   394,812       0.0%
                                ===========   ==========       ===      ===========       ===

See accompanying report of independent registered public accounting firm.

                            PART C: OTHER INFORMATION

                       HORACE MANN LIFE INSURANCE COMPANY
                    QUALIFIED GROUP ANNUITY SEPARATE ACCOUNT

Item 24. Financial Statements and Exhibits

(a) Financial Statements

The following financial statements are included in Part B hereof.


HORACE MANN LIFE INSURANCE COMPANY


         -Report of Independent Registered Public Accounting Firm, dated April 27, 2007


         -Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus - As of December 31, 2006 and 2005

         -Statutory Statements of Operations - For the Years Ended December 31, 2006, 2005 and 2004

         -Statutory Statements of Capital and Surplus - For the Years Ended December 31, 2006, 2005 and 2004

         -Statutory Statements of Cash Flow - For the Years Ended December 31, 2006, 2005 and 2004

         -Notes to Statutory Financial Statements - December 31, 2006, 2005 and 2004

(b) Exhibits

(1)      Resolution of Board of Directors (1)

(2)      Agreements for Custody ...................Not Applicable

(3)      Underwriting Agreement (2)

(4)      (a)  Form of Group Variable Annuity Contract (1)

         (b) Form of Certificate (1)

(5)      Form of Application/Enrollment Form (1)

(6)      Certificate of Incorporation and Bylaws (3)

(7)      Contract of Reinsurance ..................Not Applicable

(8)      Other Contracts ..........................Not Applicable


(9)      Opinion and Consent of Counsel filed herewith



(10)     Independent Registered Public Accounting Firm Consent filed herewith


(11) Financial Statement Schedules for Horace Mann Life Insurance Company and the Independent Registered Public Accounting Firm's Report Thereon
         .....Not Applicable

(12)     Agreement regarding initial capital . . . . . Not Applicable

----------

(1) Filed with initial registration


(2) Filed with Pre-Effective Amendment No. 1 dated March 14, 2007.


(3) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement for Horace Mann Life Insurance Company Separate Account, dated February 14, 2006 (File Nos. 333-129284 and 811-1343).

Item 25. Directors and Officers of the Depositor

         The directors and officers of Horace Mann Life Insurance Company, who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant, are listed below. Their principal business address is One Horace Mann Plaza, Springfield, Illinois 62715.


      NAME                        POSITION AND OFFICE WITH DEPOSITOR
--------------------------------------------------------------------------------
Peter H. Heckman        Director and Executive Vice President, Chief
                        Financial Officer
--------------------------------------------------------------------------------
Ann M. Caparros         Director, Vice President, General Counsel, Corporate
                        Secretary & Chief Compliance Officer
--------------------------------------------------------------------------------
Louis G. Lower II       Director, Chairman, President & Chief Executive Officer
--------------------------------------------------------------------------------
Paul D. Andrews         Director and Senior Vice President
--------------------------------------------------------------------------------
Angela S. Christian     Vice President & Treasurer
--------------------------------------------------------------------------------
Frank D'Ambra           Director and Senior Vice President
--------------------------------------------------------------------------------

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

Allegiance Life Insurance Company       Horace Mann Life Insurance Company
                                        IL FEIN # 95-1858796 NAIC # 62790
                                        IL FEIN # 37-0726637 NAIC # 64513

                                        Educators Life Insurance Company of America
                                        AZ FEIN # 86-0204233 NAIC # 75892

                                        Horace Mann Service Corporation
                                        IL FEIN # 37-0972590

                                        Well-Care Inc.
                                        IL FEIN # 37-0984609

Horace Mann Educators Corporation       Horace Mann Investors, Inc.
                                        DE FEIN # 37-0911756
                                        MD FEIN # 37-0792966

Horace Mann Lloyds Management Corp.     Horace Mann Lloyds
                                        TX FEIN # 37-1386476
                                        TX FEIN # 37-1386478 NAIC # 10996

Horace Mann Insurance Company           Horace Mann General Agency
                                        IL FEIN # 59-1027412 NAIC # 22578
                                        TX FEIN # 76-0616793

                                        Teachers Insurance Company
                                        IL FEIN # 23-1742051 NAIC # 22683

                                        Horace Mann Property & Casualty Insurance Company
                                        CA FEIN # 95-2413390 NAIC # 22756

         The Registrant is a separate account of Horace Mann Life Insurance Company. Horace Mann Life Insurance Company (an Illinois Corporation) is a wholly owned subsidiary of Allegiance Life Insurance Company (an Illinois Corporation). Allegiance Life Insurance Company and Horace Mann Investors, Inc. (a Maryland Corporation), principal underwriter of the Registrant, are wholly-owned subsidiaries of Horace Mann Educators Corporation (a Delaware Corporation), a publicly held corporation.

Item 27. Number of Certificate Owners


As of June 15, 2007, no Certificates have been sold.


Item 28.  Indemnification

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Act, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         According to Section 21 of the Distribution Agreement, Horace Mann Life Insurance Company agrees to indemnify Horace Mann Investors, Inc. for any liability Horace Mann Investors, Inc. may incur to a Participant or party-in-interest under a Certificate (i) arising out of any act or omission in the course of, or in connection with, rendering services under the Distribution Agreement, or (ii) arising out of the purchase, retention or surrender of a Certificate; provided however that Horace Mann Life Insurance Company will not indemnify Horace Mann Investors, Inc. for any such liability that results from the willful misfeasance, bad faith or gross negligence of Horace Mann Investors, Inc., or from the reckless disregard, by Horace Mann Investors, Inc., of its duties and obligations arising under the Distribution Agreement.

Item 29.  Principal Underwriters

(a) Horace Mann Investors, Inc., the underwriter of Horace Mann Life Insurance Company Qualified Group Annuity Separate Account, acts as principal underwriter for Horace Mann Life Insurance Company Separate Account, Horace Mann Life Insurance Company Separate Account B, Horace Mann Life Insurance Group Annuity Separate Account, and Horace Mann Life Insurance Company Allegiance Separate Account A.

(b) The following are the directors and officers of Horace Mann Investors, Inc. Their principal business address is One Horace Mann Plaza, Springfield, Illinois 62715.


Name                    Position with Underwriter
--------------------------------------------------------------------------------
Robert B. Joyner        Chairman

Christopher M. Fehr     Director, President, Anti-Money Laundering Officer and
                        Chief Compliance Officer

Peter H. Heckman        Director

Rhonda R. Armstead      Secretary

Diane M. Barnett        Tax Compliance Officer

Angela S. Christian     Treasurer

Bret A. Conklin         Controller

Paul D. Andrews         Director

Frank D'Ambra III       Director


(c) No commissions or other compensation has been received by the principal underwriter from the Registrant.

Item 30.  Location of Accounts and Records

         Horace Mann Investors, Inc., underwriter of the Registrant, is located at One Horace Mann Plaza, Springfield, Illinois 62715. It maintains those accounts and records associated with its duties as underwriter required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

         Horace Mann Life Insurance Company, the depositor, is located at One Horace Mann Plaza, Springfield, Illinois 62715. It maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder that are not maintained by Horace Mann Investors, Inc.

Item 31.  Management Services

  Not applicable.

Item 32.  Undertakings

         (a) Horace Mann Life Insurance Company and the Registrant are relying on a no-action letter from the Securities and Exchange Commission that was issued to the American Council of Life Insurance and made publicly available on November 28, 1988. That letter outlines conditions that must be met if a company offering registered annuity contracts imposes the limitations on surrenders and withdrawals on Section 403(b) contracts as required by the Internal Revenue Code. Horace Mann Life Insurance Company and the Registrant are in compliance with the conditions of that no-action letter.

         (b) Horace Mann Life Insurance Company represents that the fees and charges deducted under the Group Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

         (c) The Registrant undertakes to file a post-effective amendment to its registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the Group Contract may be accepted.

         (d) The Registrant undertakes to include either (1) as part of any application to purchase a Certificate issued under the Group Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

         (e) The Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written request.

                                   SIGNATURES


         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Springfield, and State of Illinois, on this 7th day of May, 2007.


             BY: HORACE MANN LIFE INSURANCE COMPANY QUALIFIED GROUP
                            ANNUITY SEPARATE ACCOUNT
                 ----------------------------------------------
                                  (Registrant)

                     By: Horace Mann Life Insurance Company
                       ----------------------------------
                                   (Depositor)

Attest: /s/ ANN M. CAPARROS                    By: /s/ LOUIS G. LOWER II
        --------------------                       -----------------------------
        Ann M. Caparros                            Louis G. Lower II,
        Corporate Secretary                        President and Chief Executive
        of the Depositor                           Officer of the Depositor


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.


           SIGNATURE                                    TITLE                              DATE
-------------------------------------------------------------------------------------------------------------
/s/ Louis G. Lower               Director, Chairman, President and Chief Executive
Louis G. Lower II                Officer                                               May 7, 2007
-------------------------------------------------------------------------------------------------------------

/s/ Peter H. Heckman             Director, Executive Vice President and Chief
Peter H. Heckman                 Financial Officer                                     May 7, 2007
-------------------------------------------------------------------------------------------------------------

/s/ Ann M. Caparros              Director, Vice President, General Counsel,
Ann M. Caparros                  Corporate Secretary and Chief Compliance Officer      May 7, 2007
-------------------------------------------------------------------------------------------------------------

/s/Frank D'Ambra
Frank D'Ambra                    Director and Senior Vice President                    May 7, 2007
-------------------------------------------------------------------------------------------------------------

Exhibit Index


 (9) Opinion and Consent of Counsel

(10) Independent Registered Public Accounting Firm Consent